SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

8 August 2007

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

THE ROYAL BANK OF SCOTLAND plc

THE ROYAL BANK OF SCOTLAND plc

Explanatory note
The Royal Bank of Scotland Group plc is filing this report in order for its wholly-owned subsidiary, The Royal Bank of Scotland plc (hereafter the “Bank” or “Company”), to meet the requirements of item 1115 of Regulation AB issued by the Securities and Exchange Commission. This report contains selected financial data (on pages 4 - 8) and audited financial statements (on pages 12 - 98) as required by Item 3.A. and Item 17 of Form 20-F respectively and other related information. In filing this report, the Bank is omitting certain financial information and selected financial data as permitted by Instruction G ‘First-Time Application of International Financial Reporting Standards’ of Form 20-F.

Presentation of information
For the purpose of this report, the term 'Group' means the Bank and its subsidiary and associated undertakings and the term 'RBS Group' means The Royal Bank of Scotland Group plc and its subsidiary and associated undertakings. The term 'the holding company' means The Royal Bank of Scotland Group plc.

The Bank publishes its financial statements in pounds sterling (“£” or “sterling”). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (“UK”). Reference to ‘dollars’ or ‘$’ are to United States of America (“US”) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, the European single currency and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

The results, assets and liabilities of individual business units are classified as trading or non-trading based on their predominant activity. Although this method may result in some non-trading activity being classified as trading, and vice versa, the Group believes that any resulting misclassification is not material.

International Financial Reporting Standards
As required by the Companies Act 1985 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together ‘IFRS’) as adopted by the European Union. On implementationof IFRS on 1 January 2005, the Group took advantage of the option in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ to implement IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IAS 32 ‘Financial Instruments: Disclosure and Presentation’ from 1 January 2005 without restating its 2004 income statement and balance sheet. The date of transition to IFRS for the Group and the date of its opening IFRS balance sheet is 1 January 2004.

The Group’s 2004 financial statements were prepared in accordance with then current UK generally accepted accounting principles (“UK GAAP” or “previous GAAP”) comprising standards issued by the UK Accounting Standards Board, pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and provisions of the Companies Act 1985.

The Group also presents information under generally accepted accounting principles in the US (“US GAAP”).

THE ROYAL BANK OF SCOTLAND plc

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated fluctuations in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this report speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion on certain risks faced by the Group, see Risk Factors on page 11.

THE ROYAL BANK OF SCOTLAND plc

SELECTED FINANCIAL DATA

The Group’s accounts are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. For a discussion of such differences and a reconciliation between IFRS and US GAAP, see Note 45 on the accounts.

The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.9586, the Noon Buying Rate on 29 December 2006 (the last business day of the year).

Amounts in accordance with IFRS
				2004
	2006		2005	Discontinued*	Continuing
Summary consolidated income statement	$m	£m	£m	£m	£m

Net interest income	20,354	10,392	9,711	263	8,790
Non-interest income (excluding insurance net premium income)	21,889	11,176	9,963	(35)	8,441
Insurance net premium income	-	-	-	3,357	-
Total income	42,243	21,568	19,674	3,585	17,231
Operating expenses	22,212	11,341	10,672	656	9,225
Profit before other operating charges and impairment losses	20,031	10,227	9,002	2,929	8,006
Insurance net claims	-	-	-	2,418	-
Impairment losses	3,669	1,873	1,709	-	1,485
Loss on disposal of interests in subsidiaries	-	-	-	96	-
Operating profit before tax	16,362	8,354	7,293	415	6,521
Tax	4,765	2,433	2,267	157	1,751
Profit after tax	11,597	5,921	5,026	258	4,770
Discontinued operations	-	-	-		258
Profit for the year	11,597	5,921	5,026		5,028
Minority interests	88	45	27		53
Preference dividends	494	252	154		315
Profit attributable to ordinary shareholders	11,015	5,624	4,845		4,660

Ordinary dividends	6,365	3,250	1,928		2,689

* On 31 December 2004 the general insurance businesses were transferred to The Royal Bank of Scotland Group plc.

	2006		2005	2004
Summary consolidated balance sheet	$m	£m	£m	£m

Loans and advances	1,071,436	547,042	485,488	405,512
Debt securities and equity shares	248,000	126,621	120,351	91,356
Derivatives and settlement balances	243,156	124,148	101,677	23,586
Other assets	98,745	50,416	49,806	50,436
Total assets	1,661,337	848,227	757,322	570,890

Shareholders' equity	74,301	37,936	34,510	34,320
Minority interests	776	396	104	679
Subordinated liabilities	54,422	27,786	28,422	21,262
Deposits	1,011,542	516,462	452,729	383,669
Derivatives, settlement balances and short positions	328,240	167,589	140,493	52,101
Other liabilities	192,056	98,058	101,064	78,859
Total liabilities and equity	1,661,337	848,227	757,322	570,890

THE ROYAL BANK OF SCOTLAND plc

SELECTED FINANCIAL DATA (continued)

Other financial data

	2006	2005	2004
Based upon IFRS
Return on average total assets(1)	0.70%	0.67%	0.92%
Return on average ordinary shareholders' equity(2)	18.4%	16.9%	17.6%
Average shareholders' equity as a percentage of total assets	4.4%	4.4%	6.2%
Risk asset ratio
- Tier 1	6.7%	6.8%	N/A(4)
- Total	12.1%	12.3%	N/A(4)
Ratio of earnings to fixed charges and preference dividends(3)
- including interest on deposits	1.57	1.62	1.83
- excluding interest on deposits	6.30	6.77	6.79
Ratio of earnings to fixed charges only(3)
- including interest on deposits	1.59	1.64	1.91
- excluding interest on deposits	7.54	7.73	9.37

Notes:
(1) Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2) Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
(3) For this purpose, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).
(4) Upon adoption of IFRS by listed banks in the UK on 1 January 2005, the Financial Services Authority ("FSA") changed its regulatory requirements such that the measurement of capital adequacy was based on IFRS subject to a number of prudential filers. The Risk Asset Ratios as at 31 December 2006 and 2005 have been presented in compliance with these revised FSA requirements.

THE ROYAL BANK OF SCOTLAND plc

SELECTED FINANCIAL DATA (continued)

Amounts in accordance with US GAAP

	2006	2005	2004
	£m	£m	£m
Net income available for ordinary shareholders	4,741	4,195	3,588
Shareholders’ equity	39,485	39,637	36,860
Total assets	752,273	682,116	613,630

Based upon US GAAP
Return on average total assets (1)	0.66%	0.65%	0.65%
Return on average ordinary shareholders' equity (2)	13.8%	12.1%	12.4%
Ratio of earnings to fixed charges and preference dividends (3)
- including interest on deposits	1.46	1.50	1.67
- excluding interest on deposits	5.30	5.68	5.63
Ratio of earnings to fixed charges only (3)
- including interest on deposits	1.51	1.56	1.73
- excluding interest on deposits	7.79	8.88	7.77

Notes:
(1) Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2) Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
(3) For this purpose, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

THE ROYAL BANK OF SCOTLAND plc

SELECTED FINANCIAL DATA (continued)

Amounts in accordance with UK GAAP

	2004
	Continuing	Discontinued*	Total	2003	2002
Summary consolidated income statement	£m	£m	£m	£m	£m

Net interest income	8,886	257	9,143	8,338	7,952
Non-interest income (excluding insurance net premium income)	8,531	(26)	8,505	7,553	6,696
Insurance net premium income	-	3,248	3,248	2,793	1,894
Total income	17,417	3,479	20,896	18,684	16,542
Operating expenses excluding goodwill amortisation	8,777	626	9,403	8,295	8,447
Goodwill amortisation	857	15	872	750	731
Profit before other operating charges and provisions	7,783	2,838	10,621	9,639	7,364
General net insurance claims	-	2,340	2,340	1,999	1,350
Provisions for bad and doubtful debts	1,428	-	1,428	1,461	1,286
Amounts written off fixed asset investments	83	-	83	33	59
Loss on disposal of interests in subsidiary undertakings	-	119	119	-	-
Profit on ordinary activities before tax	6,272	379	6,651	6,146	4,669
Tax on profit on ordinary activities			2,074	1,891	1,565
Profit on ordinary activities after tax			4,577	4,255	3,104
Minority interests (including non-equity)			131	122	175
Preference dividends - non-equity			315	280	280
Profit attributable to ordinary shareholders			4,131	3,853	2,649

Ordinary dividends			2,689	2,400	1,668

*On 31 December 2004 the general insurance businesses were transferred to The Royal Bank of Scotland Group plc

	2004	2003	2002
Summary consolidated balance sheet	£m	£m	£m

Loans and advances	402,898	306,341	271,295
Debt securities and equity shares	90,859	80,813	68,840
Intangible fixed assets	16,657	12,342	12,695
Other assets	56,959	44,688	47,701
Total assets	567,373	444,184	400,531

Shareholders' funds	35,874	29,683	28,438
Minority interests	1,013	826	795
Subordinated liabilities	21,262	17,897	14,779
Deposits	384,684	304,582	274,454
Debt securities in issue	56,301	38,120	32,008
Other liabilities	68,239	53,076	50,057
Total liabilities	567,373	444,184	400,531

THE ROYAL BANK OF SCOTLAND plc

SELECTED FINANCIAL DATA (continued)

Other financial data

	2004	2003	2002
Based upon UK GAAP
Return on average total assets(1)	0.82%	0.91%	0.69%
Return on average ordinary shareholders' equity(2)	14.9%	15.2%	10.7%
Average shareholders' equity as a percentage of total assets	6.5%	6.9%	7.3%
Risk asset ratio
- Tier 1	6.8%	7.6%	7.1%
- Total	12.7%	13.0%	11.8%
Ratio of earnings to fixed charges and preference dividends(3)
- including interest on deposits	1.81	1.97	1.75
- excluding interest on deposits	6.42	6.87	5.13
Ratio of earnings to fixed charges only(3)
- including interest on deposits	1.88	2.07	1.84
- excluding interest on deposits	8.79	9.55	6.96

Notes:
(1) Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2) Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
(3) For this purpose, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Description of business

Introduction

The Royal Bank of Scotland plc is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc, one of the world’s largest banking and financial services groups. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

Organisational structure and business overview

The Group’s activities are organised in the following business divisions: Corporate Markets (comprising Global Banking & Markets and UK Corporate Banking), Retail Markets (comprising Retail and Wealth Management), Ulster Bank, Citizens and Manufacturing. A description of each of the divisions is given below.

Corporate Markets is focused on the provision of banking, investment and risk management services to medium and large businesses and financial institutions in the UK and around the world. Corporate Banking and Financial Markets was renamed Corporate Markets on 1 January 2006 when we reorganised our activities into two businesses, Global Banking & Markets and UK Corporate Banking, in order to enhance the service provided to these two customer segments.

Global Banking & Markets (“GBM”) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers. GBM has a wide range of clients across its chosen markets. It has relationships with an overwhelming majority of the largest UK, European and US corporations and institutions. GBM’s principal activity in the US is conducted through RBS Greenwich Capital.

UK Corporate Banking is the largest provider of banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets’ products and services to companies.

Retail Markets was established in June 2005 to lead coordination and delivery of our multi-brand retail strategy across our product range and comprises Retail (including our direct channels businesses) and Wealth Management.

Retail comprises both the Royal Bank and NatWest retail brands, and a number of direct providers offering a full range of banking products and related financial services to the personal, premium and small business markets across several distribution channels.

In core retail banking, Retail offers a comprehensive product range across the personal and small business market: money transmission, savings, loans and mortgages. Customer choice and product flexibility are central to the retail banking proposition and customers are able to access services through a full range of channels, including the largest network of branches and ATMs in the UK, the internet and the telephone.

Retail also includes the Group’s non-branch based retail businesses that issue a comprehensive range of credit and charge cards to personal and corporate customers and provides card processing services for retail businesses. Retail is the leading merchant acquirer in Europe and ranks fourth globally.

It also includes Tesco Personal Finance, The One account, First Active UK, Direct Line Financial Services and Lombard Direct, all of which offer products to customers through direct channels principally in the UK.

Wealth Management provides private banking and investment services to its clients through a number of leading UK and overseas private banking subsidiaries and offshore banking businesses. Coutts is one of the world's leading international wealth managers with offices in Switzerland, Dubai, Monaco, Hong Kong and Singapore, as well as its premier position in the UK. Adam & Company is the major private bank in Scotland. The offshore banking businesses – The Royal Bank of Scotland International and NatWest Offshore – deliver retail banking services to local and expatriate customers, principally in the Channel Islands, the Isle of Man and Gibraltar.

Ulster Bank Group brings together the Ulster Bank and First Active businesses to provide a comprehensive range of products and services to retail and corporate customers in the island of Ireland.

Ulster Bank Retail Markets serves personal customers through both the Ulster Bank and First Active brands. Ulster Bank provides branch banking and direct banking services throughout the island of Ireland. First Active, through its branch network, serves personal customers in the Republic of Ireland with its separately branded product offerings, including mortgages and savings.

Ulster Bank Corporate Markets caters for the banking needs of business and corporate customers, including treasury and money market activities, asset finance, e-banking, wealth management and international services. Business and corporate banking services are provided via centrally-based relationship management teams and dedicated Business Centres located across both Northern Ireland and the Republic of Ireland.

Citizens is the second largest commercial banking organisation in New England and the eighth largest commercial banking organisation in the US measured by deposits. Citizens provides retail and corporate banking services under the Citizens brand in Connecticut, Delaware, Massachusetts, New Hampshire, New Jersey, New York state, Pennsylvania, Rhode Island and Vermont and the Charter One brand in Illinois, Indiana, Michigan and Ohio. Through its branch network Citizens provides a full range of retail and corporate banking services, including personal banking, residential mortgages and cash management.

In addition, Citizens engages in a wide variety of commercial lending, consumer lending, commercial and consumer deposit products, merchant credit card services, trust services and retail investment services. Citizens includes RBS National Bank, our US credit card business, RBS Lynk, our merchant acquiring business, and Kroger Personal Finance, our credit card joint venture with the second largest US supermarket group.

Manufacturing supports the customer-facing businesses and provides operational, technology and customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Manufacturing drives optimum efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The expenditure incurred by Manufacturing relates to costs principally in respect of the Group’s banking operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets. For financial reporting purposes the Manufacturing costs have been allocated to the relevant customer-facing divisions on a basis management considers to be reasonable.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital requirements and Group-wide regulatory projects and provides services to the operating divisions.

Competition

The Group faces intense competition in all the markets it serves. In the UK, the Group’s principal competitors are the other UK retail and commercial banks, building societies and the other major international banks represented in London.

Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities. In asset finance, the Group competes with banks and specialised asset finance providers, both captive and non-captive.

In the small business banking market, the Group competes with other UK clearing banks, specialist finance providers and building societies.

In the personal banking segment the Group competes with UK banks and building societies, major retailers and internet-only players. In the mortgage market the Group competes with UK banks and building societies.

In the UK credit card market large retailers and specialist card issuers, including major US operators, are active in addition to the UK banks. Competitive activity is across a number of dimensions including introductory and longer term pricing, loyalty and reward schemes, and packaged benefits. In addition to physical distribution channels, providers compete through direct marketing activity and the internet. The market remains very competitive, both between issuers and with other payment methods.

In Wealth Management, The Royal Bank of Scotland International competes with other UK and international banks to offer offshore banking services. Coutts and Adam & Company compete as private banks with UK clearing and private banks, and with international private banks. Competition in wealth management activities has intensified as banks have increased their focus on competing for affluent and high net worth customers.

In Ireland, Ulster Bank and First Active compete in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. Competition is intensifying as UK, Irish and other European institutions seek to expand their businesses.

In the United States, where competition is intense, Citizens competes in the New England, Mid-Atlantic and Midstates retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Group also competes in the US in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

In other international markets, principally in continental Europe, the Group faces competition from the leading domestic and international institutions active in the relevant national markets.

Risk factors

Set out below are certain risk factors which could affect the Group’s future results and cause them to be materially different from expected results. The Group’s results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The Group's business and earnings are affected by general business and geopolitical conditions
The performance of the Group is influenced by economic conditions particularly in the UK, US and Europe. Downturns in these economies could result in a general reduction in business activity and a consequent loss of income for the Group. It could also cause a higher incidence of credit losses and losses in the Group’s trading portfolios. Geopolitical conditions can also affect the Groups earnings. Terrorist acts and threats and the response of governments in the UK, US and elsewhere to them could affect the level of economic activity. The Group’s business is also exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic.

The financial performance of the Group is affected by borrower credit quality
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Adverse changes in the credit quality of the Group’s borrowers and counterparties or a general deterioration in UK, US, European or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of the Group’s assets and require an increase in the provision for impairment losses and other provisions.

Changes in interest rates, foreign exchange rates, equity prices and other market factors affect the Group’s business
The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-UK subsidiaries, mainly Citizens, RBS Greenwich Capital and Ulster Bank, and may affect income from foreign exchange dealing. The performance of financial markets may cause changes in the value of the Group’s investment and trading portfolios. The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

Operational risks are inherent in the Group’s business
The Group’s businesses are dependent on the ability to process a very large number of transactions efficiently and accurately. Operational losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

Each of the Group’s businesses is subject to substantial regulation and regulatory oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on the results of operations
The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. This supervision and regulation, in particular in the UK and US, if changed could materially affect the Group’s business, the products and services offered or the value of assets.

Future growth in the Group’s earnings and shareholder value depends on strategic decisions regarding organic growth and potential acquisitions
The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, the Group’s earnings could grow more slowly or decline.

The risk of litigation is inherent in the Group’s operations
In the ordinary course of the Group’s business, legal actions, claims against and by the Group and arbitrations arise; the outcome of such legal proceedings could affect the financial performance of the Group.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates
The Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes would reduce the profitability of the Group. Revisions to tax legislation or to its interpretation might also affect the Group's results in the future.

Report of independent registered public accounting firm to the members of The Royal Bank of Scotland plc

We have audited the accompanying balance sheets of The Royal Bank of Scotland plc (the “Bank”) and its subsidiary undertakings (together “the Group”) as at 31 December 2006 and 2005, and the related income statements, the statements of recognised income and expense and the cash flow statements for each of the three years in the period ended 31 December 2006. These financial statements are the responsibility of the directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Royal Bank of Scotland plc and subsidiaries as at 31 December 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2006 in conformity with International Financial Reporting Standards (“IFRS”).

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 45 to the  financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom

8 August 2007

Accounting policies

1. Presentation of accounts
The accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”) as adopted by the European Union (“EU”). The EU has not adopted the complete text of IAS 39 'Financial Instruments: Recognition and Measurement'; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB. The date of transition to IFRS for the Group and the Bank and the date of their opening IFRS balance sheets was 1 January 2004.

The Bank is incorporated in the UK and registered in Scotland. The accounts are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

The Bank accounts are presented in accordance with the Companies Act 1985.

Change of accounting policy
As permitted by IFRS 1, the Group and the Bank implemented IAS 32 ’Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ with effect from 1 January 2005. The Group adopted the second amendment to IAS 39 ‘The Fair Value Option’ issued by the IASB in June 2005 also from 1 January 2005. The effect of implementing IAS 32 and IAS 39 on the Group and Bank balance sheets and shareholders’ funds as at 1 January 2005 is set out in Note 44. In preparing the 2004 comparatives, UK GAAP principles then current have been applied to financial instruments. The main differences between UK GAAP and IFRS on financial instruments are summarised in Note 44 on the accounts.

The IASB’s amendment to IAS 39 ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’, published in April 2005, amended IAS 39 to permit the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in consolidated financial statements. The amendment, effective for annual periods beginning on or after 1 January 2006, had no material effect on the financial statements of the Group or the Bank.

The IASB’s amendment to IAS 39, ‘Financial Guarantee Contracts’, published in August 2005 and amended IAS 39. The amendment defines a financial guarantee contract and requires such contracts to be recorded initially at fair value and subsequently at higher of the provision determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ and the amount initially recognised less amortisation. The amendment, effective for annual periods beginning on or after 1 January 2006, had no material effect on the Group or the Bank.

In December 2005, the IASB issued an amendment to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ to clarify that a monetary item can form part of the net investment in overseas operations regardless of the currency in which it is denominated and that the net investment in a foreign operation can include a loan from a fellow subsidiary. The amendment, adopted by the EU in May 2006, had no material effect on the Group or the Bank.

2. Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Bank and entities (including certain special purpose entities) controlled by the Group (its subsidiaries). Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary’s net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes to the Group. The results of subsidiaries sold are included up until the Group ceases to control them.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

3. Revenue recognition
Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees receivable, that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Financial assets and financial liabilities held-for-trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Charges for payment services are usually debited to the customer’s account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed.

Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

An annual fee payable by a credit card holder is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees: fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

4. Pensions and other post-retirement benefits
The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). The current service cost and any past service costs together with the expected return on scheme assets less the unwinding of the discount on the scheme liabilities is charged to operating expenses. Actuarial gains and losses are recognised in full in the period in which they occur outside profit or loss and presented in the statement of recognised income and expense.

Contributions to defined contribution pension schemes are recognised in the income statement when payable.

5. Intangible assets and goodwill
Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss using methods that best reflect the economic benefits over their estimated useful economic lives and is included in depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	6 to 10 years
Other acquired intangibles	5 to 10 years
Computer software	3 to 5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overhead. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the projected benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overhead. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

Acquired goodwill being the excess of the cost of an acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet caption ‘Intangible assets’ and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

Accounting policies continued

On implementation of IFRS, the Group did not restate business combinations that occurred before January 2004. Under previous GAAP, goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group’s opening IFRS balance sheet was £12,342 million, its carrying value under previous GAAP.

6. Property, plant and equipment
Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property - see accounting policy 19 below)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period
of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

Under previous GAAP, the Group’s freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group elected to use this valuation as at 31 December 2003 as deemed cost for its opening IFRS balance sheet (1 January 2004).

7. Impairment of intangible assets and property, plant and equipment
At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

8. Foreign currencies
The Group’s consolidated financial statements are presented in sterling which is the functional currency of the Bank.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the available-for-sale reserve in equity unless the asset is the hedged item in a fair value hedge.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity and included in profit or loss on its disposal.

9. Leases
Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases.

Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review to identify potential impairment. If there has been a reduction in the estimated unguaranteed residual value, the income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see accounting policy 6 above).

10. Taxation
Provision is made for taxation at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas taxation where appropriate. Deferred taxation is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

11. Financial assets
On initial recognition financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments - a financial asset is classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3 above) less any impairment losses.

Held-for-trading - a financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss - financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

The Group has designated financial assets as at fair value through profit or loss principally: (a) where the assets are economically hedged by derivatives and fair value designation eliminates the measurement inconsistency that would arise if the assets were carried at amortised cost or classified as available-for-sale and (b) financial assets held in the Group’s venture capital portfolio managed on a fair value basis.

Loans and receivables - non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3 above) less any impairment losses.

Available-for-sale - financial assets that are not classified as held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see accounting policy 3 above). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

Accounting policies continued

12. Impairment of financial assets
The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost - if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of current observable data, to reflect the effects of current conditions not affecting the period of historical experience. Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Financial assets carried at fair value - when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

13. Financial liabilities
On initial recognition a financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise.

Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial liabilities may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

The principal category of financial liabilities designated as at fair value through profit or loss is structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value.

All other financial liabilities are measured at amortised cost using the effective interest method (see accounting policy 3 above).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

14. Derecognition
A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either: (a) transfers the contractual rights to receive the asset’s cash flows; or (b) retains the right to the asset’s cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all of the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires.

15. Capital instruments
The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

16. Derivatives and hedging
Derivative financial instruments are recognised initially, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative’s components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.

Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally documented at inception. The documentation includes identification of the hedged item and the hedging instrument, details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

Fair value hedge - in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting or if the hedging instrument expires or is sold, terminated or exercised or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge - where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity. The ineffective portion is recognised in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss recognised in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation - where a foreign currency liability hedges a net investment in a foreign operation, the portion of foreign exchange differences arising on translation of the liability determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss.

17. Share-based payments
Options over shares in The Royal Bank of Scotland Group plc are granted to Group employees under various share option schemes. The Group has applied IFRS 2 ‘Share-based Payment’ to grants under these schemes after 7 November 2002 that had not vested on 1 January 2005. The expense for these transactions is measured based on the fair value on the date the options are granted. The fair value is estimated using valuation techniques which take into account the option’s exercise price, its term, the risk free interest rate and the expected volatility of the market price of The Royal Bank of Scotland Group plc’s shares. Vesting conditions are not taken into account when measuring fair value, but are reflected by adjusting the number of options

Accounting policies continued

included in the measurement of the transaction such that the amount recognised reflects the number that actually vest. The fair value is expensed on a straight-line basis over the vesting period.

18. Investment property
Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

19. Cash and cash equivalents
Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

20. Shares in Group entities
The Bank’s investments in its subsidiaries are stated at cost less any impairment.

21. General insurance
On 31 December 2004, the general insurance business was transferred to The Royal Bank of Scotland Group plc.  The accounting policy below applied to the general insurance business for the year ended 31 December 2004:

The Group makes provision for the full cost of settling outstanding claims arising from its general insurance business at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date and claims handling expenses. Claims are recognised in the accounting period in which the loss occurs.

Provisions are determined by management based on experience of claims settled and on statistical models which require certain assumptions to be made regarding the incidence, timing and amount of claims and any specific factors such as adverse weather conditions. In order to calculate the total provision required, the historical development of claims is analysed using statistical methodology to extrapolate, within acceptable probability parameters, the value of outstanding claims at the balance sheet date. Also included in the estimation of outstanding claims are other assumptions such as the inflationary factor used for bodily injury claims which is based on historical trends and, therefore, allows for some increase due to changes in common law and statute. Costs for both direct and indirect claims handling expenses are also included. Outward reinsurance recoveries are accounted for in the same accounting period as the direct claims to which they relate.

The outstanding claims provision is based on information available to management and the eventual outcome may vary from the original assessment. Actual claims experience may differ from the historical pattern on which the estimate is based and the cost of settling individual claims may exceed that assumed.

Critical accounting policies and key sources of accounting judgements
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB’s Framework for the Preparation and Presentation of Financial Statements. The judgements and assumptions involved in the Group’s accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loan impairment provisions
The Group’s loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2006, gross loans and advances to customers totalled £472,433 million (2005 - £422,803 million) and customer loan impairment provisions amounted to £3,927 million (2005 - £3,883 million).

There are two components to the Group’s loan impairment provisions: individual and collective.

Individual component - all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group's portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer’s debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component - this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). These are established on a portfolio basis using a present value methodology taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends.

Pensions
The Group operates a number of defined benefit pension schemes as described in Note 3 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes’ liabilities. Different assumptions could significantly alter the amount of the deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group’s pension schemes are set out in Note 3 on the accounts. The pension deficit recognised in the balance sheet at 31 December 2006 was £1,971 million (2005 - £3,709 million).

Fair value
Financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value. In the balance sheet, financial assets carried at fair value are included within Treasury and other eligible bills, Loans and advances to banks, Loans and advances to customers, Debt securities and Equity shares as appropriate. Financial liabilities carried at fair value are included within the captions Deposits by banks, Customer accounts, Debt securities in issue and Subordinated liabilities. Derivative assets and Derivative liabilities are shown separately on the face of the balance sheets. Gains or losses arising from changes in fair value of financial instruments classified as held-for-trading or designated as at fair value through profit or loss are included in the income statement. Unrealised gains and losses on available-for-sale financial assets are recognised directly in equity unless an impairment loss is recognised. The carrying value of a financial asset or a financial liability carried at cost or amortised cost that is the hedged item in a qualifying hedge relationship is adjusted by the gain or loss attributable to the hedged risk.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined by reference to observable market prices where available and reliable. Where representative market prices for an instrument are not available or are unreliable because of poor liquidity, the fair value is derived from prices for its components using appropriate pricing or valuation models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Financial assets carried at fair value include government, asset backed and corporate debt securities, reverse repos, loans, corporate equity shares and derivatives. Financial liabilities carried at fair value include deposits, repos, short positions in securities and debt securities issued. Fair value for a substantial proportion of these instruments is based on observable market prices or derived from observable market parameters. Where observable prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The Group’s derivative products include swaps, forwards, futures and options. Exchange traded instruments are valued using quoted prices. The fair value of over-the-counter instruments is derived from pricing models which take account of contract terms, including maturity, as well as quoted market parameters such as interest rates and volatilities. Most of the Group’s pricing models do not entail material subjectivity because the methodologies utilised do not incorporate significant judgement and the parameters included in the models can be calibrated to actively quoted market prices. Values established from pricing models are adjusted for credit risk, liquidity risk and future servicing costs.

A negligible proportion of the Group’s trading derivatives are valued directly from quoted prices, the majority being valued using appropriate valuation techniques. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices.

Details of financial instruments carried at fair value are given in Note 33 on the accounts.

Goodwill
The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in accounting policy 5. The carrying value of goodwill as at 31 December 2006 was £16,834 million (2005 - £17,766 million).

Goodwill is the excess of the cost of an acquisition over the fair value of its net assets. The determination of the fair value of assets and liabilities of businesses acquired requires the exercise of management judgement; for example those financial assets and liabilities for which there are no quoted prices, and those non-financial assets where valuations reflect estimates of market conditions such as property. Different fair values would result in changes to the goodwill arising and to the post-acquisition performance of the acquisition. Goodwill is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit or group of cash generating units with its recoverable amount. The recoverable amount is the higher of the unit's fair value and its value in use. Value in use is the present value of expected future cash flows from the cash-generating unit or group of cash-generating units. Fair value is the amount obtainable for the sale of the cash-generating unit in an arm’s length transaction between knowledgeable, willing parties. Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

Accounting policies continued

Accounting developments
International Financial Reporting Standards
The IASB issued IFRS 7 ‘Financial Instruments: Disclosures’ in August 2005. The standard replaces IAS 30 ‘Disclosures in the Financial Statements of Banks and Similar Financial Institutions’ and the disclosure provisions in IAS 32. IFRS 7 requires disclosure of the significance of financial instruments for an entity’s financial position and performance and of qualitative and quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007.

In August 2005, the IASB issued an amendment, ‘Capital Disclosures’ to IAS 1 ‘Presentation of Financial Statements’. It requires disclosures about an entity's capital and the way it is managed. This amendment is effective for annual periods beginning on or after 1 January 2007.

The Group is reviewing IFRS 7 and the amendment to IAS 1 to determine their effect on its financial reporting.

The International Financial Reporting Interpretations Committee (‘IFRIC’) issued interpretation IFRIC 9 ‘Reassessment of Embedded Derivatives’ in March 2006. Entities are required to assess financial instruments for the existence of embedded derivatives; this interpretation prohibits subsequent reassessment unless there is a change of terms that significantly changes the terms of the financial instrument. The interpretation is effective for accounting periods starting on or after 1 June 2006 and is not expected to have a material effect on the Group or Bank.

The IFRIC issued interpretation IFRIC 10 ‘Interim Financial Reporting and Impairment’ in July 2006. Entities recognising an impairment of an intangible asset, goodwill or a financial asset in their interim financial statements are not allowed to reverse that impairment if the asset had recovered its value at the next reporting date. The interpretation is effective for accounting periods beginning on or after 1 November 2006 and is not expected to have a material effect on the Group or Bank.

The IFRIC issued interpretation IFRIC 11 ‘Group and Treasury Share Transactions’ in November 2006. Entities which buy their own shares, or whose shareholders buy shares in the reporting entity, in order to provide incentives to employees shall account for those incentives on an equity-settled basis. This principle applies also to the accounting by subsidiaries. The interpretation is effective for annual accounting periods beginning on or after 1 March 2007 and is not expected to have a material effect on the Group or Bank.

The IFRIC issued interpretation IFRIC 12 ‘Service Concession Arrangements’ in December 2006. Entities providing infrastructure and services to governments under concession arrangements shall account for each component of the arrangement separately. Infrastructure provided under these arrangements may be recognised as either a financial asset or an intangible asset. The interpretation is effective for accounting periods beginning on or after 1 January 2008 and is not expected to have a material effect on to the Group or Bank.

The IASB issued IFRS 8 ‘Operating Segments’ in December 2006. This will replace IAS 14 ‘Segment Reporting’ for accounting periods beginning on or after 1 January 2009. IFRS 8 is very similar to US Statement of Financial Accounting Standard No.131 ‘Disclosures about Segments of an Enterprise and Related Information’ and requires entities to report segment information as reported to management and reconcile it to the financial statements. Disclosures required by SFAS 131 are included on pages 81 to 83.

The IFRIC issued interpretation IFRIC 13 ‘Customer Loyalty Programmes’ in June 2007. The interpretation requires revenue to be allocated to loyalty award credits as part of a sales transaction. Revenue is recognised when the credits are redeemed or when the obligation for redemption is passed to a third party. The interpretation is effective for annual accounting periods beginning on or after1 July 2008.

The IFRIC issued interpretation IFRIC 14 ‘IAS 19 – the Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ in July 2007.  IFRIC 14 clarifies the circumstances in which refunds and contribution reductions for a defined benefit plan are available to an entity for the purpose of recognising a net benefit asset. It also covers the effect of a minimum funding requirement (’MFR’) on the asset and when an MFR may result in an additional liability. The interpretation is effective for annual accounting periods beginning on or after 1 January 2008.

The Group is reviewing IFRIC 13 and IFRIC 14 to determine their effect on its financial reporting.

Consolidated income statement for the year ended 31 December 2006

				2004
		2006	2005	Discontinued*	Continuing
	Note	£m	£m	£m	£m
Interest receivable		24,319	21,037	301	16,286
Interest payable		(13,927)	(11,326)	(38)	(7,496)
Net interest income		10,392	9,711	263	8,790
Fees and commissions receivable		7,060	6,676	43	6,382
Fees and commissions payable		(1,426)	(1,381)	(95)	(1,398)
Income from trading activities	1	2,543	2,363	-	1,989
Other operating income		2,999	2,305	17	1,468
Insurance premium income		-	-	3,687	-
Reinsurers' share		-	-	(330)	-
Non-interest income		11,176	9,963	3,322	8,441
Total income		21,568	19,674	3,585	17,231
Staff costs		6,280	5,451	218	4,779
Premises and equipment		1,405	1,261	8	1,161
Other administrative expenses		2,241	2,400	417	1,825
Depreciation and amortisation		1,415	1,560	13	1,460
Operating expenses	2	11,341	10,672	656	9,225
Profit before other operating charges and impairment losses		10,227	9,002	2,929	8,006
Insurance claims		-	-	2,650	-
Reinsurers' share		-	-	(232)	-
Impairment losses	15	1,873	1,709	-	1,485
Loss on disposal of interests in subsidiaries		-	-	96	-
Operating profit before tax		8,354	7,293	415	6,521
Tax	5	2,433	2,267	157	1,751
Profit after tax		5,921	5,026	258	4,770
Discontinued operations		-	-		258
Profit for the year		5,921	5,026		5,028
Profit attributable to:
Minority interests		45	27		53
Preference shareholders	6	252	154		315
Ordinary shareholders		5,624	4,845		4,660
		5,921	5,026		5,028

*On 31 December 2004 the general insurance businesses were transferred to The Royal Bank of Scotland Group plc.

Balance sheets at 31 December 2006

		Group		Bank
	Note	2006 £m	2005 £m	2006 £m	2005 £m
Assets
Cash and balances at central banks		6,121	4,759	3,694	2,102
Treasury and other eligible bills subject to repurchase agreements	31	1,426	896	1,201	172
Other treasury and other eligible bills		4,072	4,642	4,169	4,595
Treasury and other eligible bills	9	5,498	5,538	5,370	4,767
Loans and advances to banks	10	78,536	66,568	78,503	64,356
Loans and advances to customers	11	468,506	418,920	244,818	213,001
Debt securities subject to repurchase agreements	31	58,874	53,475	26,488	23,108
Other debt securities		62,304	61,836	47,790	43,008
Debt securities	12	121,178	115,311	74,278	66,116
Equity shares	13	5,443	5,040	3,368	3,208
Investments in Group undertakings	14	—	—	21,918	21,965
Intangible assets	16	17,771	18,810	172	178
Property, plant and equipment	17	15,050	14,742	2,022	1,940
Settlement balances		7,425	6,005	3,829	2,068
Derivatives	18	116,723	95,672	117,087	95,641
Prepayments, accrued income and other assets	19	5,976	5,957	2,874	1,957
Total assets		848,227	757,322	557,933	477,299
Liabilities
Deposits by banks	20	131,742	109,889	149,739	115,591
Customer accounts	21	384,720	342,840	172,704	130,356
Debt securities in issue	22	82,606	86,222	41,814	64,804
Settlement balances and short positions	23	49,476	43,988	25,207	22,412
Derivatives	18	118,113	96,505	118,257	96,839
Accruals, deferred income and other liabilities	24	11,563	10,040	5,351	3,962
Retirement benefit liabilities	3	1,971	3,709	27	23
Deferred taxation	25	1,918	1,093	—	—
Subordinated liabilities	26	27,786	28,422	22,403	22,001
Total liabilities		809,895	722,708	535,502	455,988

Equity
Minority interests	27	396	104	—	—
Shareholders’ equity
Called up share capital	28	5,482	5,481	5,482	5,481
Reserves	29	32,454	29,029	16,949	15,830
Total equity		38,332	34,614	22,431	21,311

Total liabilities and equity		848,227	757,322	557,933	477,299

The accounts were approved by the Board of directors on 28 March 2007 and signed on its behalf by:

Sir Tom McKillop	Sir Fred Goodwin	Guy Whittaker
Chairman	Group Chief Executive	Group Finance Director

Statements of recognised income and expense for the year ended 31 December 2006

	Group			Bank
	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m
Available-for-sale investments
Net valuation gains/(losses) taken direct to equity	340	(160)		122	(3)
Net profit taken to income on sales	(196)	(561)		(71)	(38)

Cash flow hedges
Net (losses)/gains taken direct to equity	(108)	20		(138)	(80)
Net (gains)/losses taken to earnings	(143)	(91)		2	(37)

Exchange differences on translation of foreign operations	(1,347)	787	(418)	1	(2)	3
Actuarial gains/(losses) on defined benefit plans	1,776	(792)	(1,601)	2	(1)	(4)
Income/(expense) before tax on items recognised direct in equity	322	(797)	(2,019)	(82)	(161)	(1)
Tax on items recognised direct in equity	(512)	517	465	13	81	1
Net expense recognised direct in equity	(190)	(280)	(1,554)	(69)	(80)	—
Profit for the year	5,921	5,026	5,028	3,519	1,544	5,169
Total recognised income and expense for the year	5,731	4,746	3,474	3,450	1,464	5,169

Attributable to:
Equity shareholders	5,756	4,721	3,440	3,450	1,464	5,169
Minority interests	(25)	25	34	—	—	—
	5,731	4,746	3,474	3,450	1,464	5,169
Effect of changes in accounting policies on implementation of IFRS
Equity shareholders	—	(6,148)	(1,006)	—	(16,498)	(14,236)
Minority interests	—	(867)	(313)	—	—	—
	—	(7,015)	(1,319)	—	(16,498)	(14,236)

Cash flow statements for the year ended 31 December 2006

		Group			Bank
	Note	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m
Operating activities
Operating profit before tax		8,354	7,293	6,936	4,039	2,067	5,477

Adjustments for:
Depreciation and amortisation		1,415	1,560	1,473	390	403	368
Interest on subordinated liabilities		1,161	978	728	878	704	566
Charge for defined benefit pension schemes		578	460	396	8	3	3
Cash contribution to defined benefit pension schemes		(533)	(450)	(1,145)	(1)	(2)	(1)
Elimination of foreign exchange differences		4,515	(2,359)	1,873	1,345	499	537
Other non-cash items		(1,134)	(2,208)	8,428	218	526	3,096
Net cash inflow from trading activities		14,356	5,274	18,689	6,877	4,200	10,046
Changes in operating assets and liabilities		3,292	6,240	(12,010)	16,815	(3,076)	1,689
Net cash flows from operating activities before tax		17,648	11,514	6,679	23,692	1,124	11,735
Income taxes paid		(2,122)	(1,830)	(1,467)	(298)	(437)	(345)
Net cash flows from operating activities	35	15,526	9,684	5,212	23,394	687	11,390

Investing activities
Sale and maturity of securities		25,810	38,549	42,470	15,240	20,635	22,251
Purchase of securities		(17,803)	(36,107)	(41,392)	(10,609)	(16,888)	(22,916)
Sale of property, plant and equipment		2,926	2,188	1,746	180	87	101
Purchase of property, plant and equipment		(3,938)	(4,423)	(3,916)	(509)	(797)	(655)
Net investment in business interests and intangible assets	36	(19)	(209)	(6,266)	(445)	(1,374)	(6,153)
Net cash flows from investing activities		6,976	(2)	(7,358)	3,857	1,663	(7,372)
Financing activities
Issue of ordinary shares		-	-	2,645	-	-	2,645
Issue of equity preference shares		1,092	2,028	2,472	1,092	2,028	2,472
Issue of subordinated liabilities		3,027	1,234	4,631	2,936	943	4,282
Proceeds of minority interests issued		427	70	182	—	—	—
Redemption of minority interests		(81)	(121)	(2)	—	—	—
Repayment of subordinated liabilities		(1,318)	(1,553)	(718)	(672)	(1,513)	(216)
Dividends paid		(3,531)	(2,098)	(3,052)	(3,502)	(2,082)	(3,004)
Interest on subordinated liabilities		(1,181)	(1,027)	(655)	(890)	(739)	(509)
Net cash flows from financing activities		(1,565)	(1,467)	5,503	(1,036)	(1,363)	5,670
Effects of exchange rate changes on cash and cash equivalents		(3,475)	1,659	(820)	(2,036)	312	(215)

Net increase in cash and cash equivalents		17,462	9,874	2,537	24,179	1,299	9,473
Cash and cash equivalents 1 January		52,685	42,811	40,274	39,407	38,108	28,635
Cash and cash equivalents 31 December		70,147	52,685	42,811	63,586	39,407	38,108

Notes on the accounts

1 Income from trading activities

	Group
	2006	2005	2004
	£m	£m	£m
Foreign exchange (1)	612	661	599
Interest rates (2)	967	951	674
Credit (3)	841	666	670
Equities and commodities (4)	123	85	46
	2,543	2,363	1,989

The analysis of trading income is based on how the business is organised and the underlying risks managed; 2005 and 2004 have been restated to reflect this. The total income from trading activities is unchanged.

Notes:
Trading income comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs. The types of instruments include:

(1)	Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.
(2)	Interest rates: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.
(3)	Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.
(4)	Equities and commodities: equity derivatives, commodity contracts and related hedges and funding.

2 Operating expenses

	Group
	2006	2005	2004
	£m	£m	£m
Wages, salaries and other staff costs	5,285	4,632	4,256
Social security costs	342	304	279
Shared-based compensation	65	44	36
Pension costs (see Note 3)
- defined benefit schemes	578	460	396
- defined contribution schemes	10	11	30
Staff costs	6,280	5,451	4,997
Premises and equipment	1,405	1,261	1,169
Other administrative expenses	2,241	2,400	2,242

Property, plant and equipment (see Note 17)	1,055	1,075	954
Intangible assets (see Note 16)	360	485	519
Depreciation and amortisation	1,415	1,560	1,473
	11,341	10,672	9,881

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement targets set in connection with the various acquisitions made by the Group:

	Group
	2006	2005	2004
	£m	£m	£m
Staff costs	76	67	67
Premises and equipment	10	22	33
Other administrative expenses	18	127	117
Depreciation and amortisation	16	133	282
	120	349	499

Notes on the accounts continued

The average number of persons employed by the Group during the year, excluding temporary staff, was 122,600 (2005 - 121,900; 2004 -  124,400). The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

	Group
	2006	2005	2004
Global Banking & Markets	7,500	6,600	8,200
UK Corporate Banking	8,800	8,200	7,800
Retail	43,800	44,200	42,900
Wealth Management	4,600	4,300	4,200
Ulster Bank	4,800	4,500	4,200
Citizens	24,600	26,000	25,900
Manufacturing	26,100	26,500	25,800
Centre	2,500	2,300	2,200
Total	122,700	122,600	121,200

UK	88,300	87,700	87,200
USA	26,200	27,500	27,100
Europe	6,900	6,500	6,100
Rest of the World	1,300	900	800
Total	122,700	122,600	121,200

	Bank
	2006	2005	2004
	£m	£m	£m
Wages, salaries and other staff costs	2,847	2,316	2,215
Social security costs	193	160	139
Shared-based compensation	65	44	36
Pension costs
- defined benefit schemes	8	3	3
- defined contribution schemes	295	252	215
Staff costs	3,408	2,775	2,608

The average number of persons employed by the Bank during the year, excluding temporary staff, was 60,900 (2005 - 59,700; 2004 -  57,400). The number of persons employed by the Bank at 31 December, excluding temporary staff, was as follows:

	Bank
	2006	2005	2004
Global Banking & Markets	5,100	4,700	6,600
UK Corporate Banking	6,900	6,400	6,100
Retail	22,000	21,900	19,000
Manufacturing	24,800	25,300	24,900
Centre	2,500	2,300	2,200
Total	61,300	60,600	58,800

UK	60,100	59,400	57,800
Europe	1,100	1,100	1,000
Rest of the World	100	100	—
Total	61,300	60,600	58,800

3 Pension costs

Members of the Group sponsor a number of pension schemes in the UK and overseas, predominantly of the defined benefit type, whose assets are independent of the Group’s finances. Defined benefit pensions generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement. Employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits on a money-purchase basis. Since October 2006 the defined benefit section of The Royal Bank of Scotland Group Pension Fund (‘Main Scheme’) has been closed to new entrants.

The Group also provides post-retirement benefits other than pensions, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of the eligible employees. The amounts are not material.

There is no contractual agreement or policy on the way that the cost of The Royal Bank of Scotland Group defined benefit pension schemes and healthcare plans are allocated to the Bank. It therefore accounts for the charges it incurs as payments to a defined contribution scheme.

Interim valuations of the Group’s schemes were prepared to 31 December by independent actuaries, using the following assumptions:

Principal actuarial assumptions at 31 December (weighted average)	2006	2005	2004
Discount rate	5.3%	4.8%	5.4%
Expected return on plan assets	6.9%	6.5%	6.8%
Rate of increase in salaries	4.1%	3.9%	3.9%
Rate of increase in pensions in payment	2.8%	2.6%	2.7%
Inflation assumption	2.9%	2.7%	2.7%

Major classes of plan assets as a percentage of total plan assets	2006	2005	2004
Equities	60.7%	61.5%	57.2%
Index-linked bonds	16.1%	16.8%	15.4%
Government fixed interest bonds	3.3%	2.6%	2.8%
Corporate and other bonds	13.9%	14.6%	12.7%
Property	4.5%	3.7%	3.2%
Cash and other assets	1.5%	0.8%	8.7%

Ordinary shares of the holding company with a fair value of £89 million (2005 - £78 million) are held by the Group’s pension schemes together with holdings of other financial instruments issued by the Group with a value of £258 million (2005 - £299 million).

The expected return on plan assets at 31 December 2006 is based upon the weighted average of the following assumed returns on the major classes of plan assets:

Equities	8.1%	7.7%	8.1%
Index-linked bonds	4.5%	4.1%	4.5%
Government fixed interest bonds	4.5%	4.1%	4.5%
Corporate and other bonds	5.3%	4.8%	5.4%
Property	6.3%	5.9%	6.3%
Cash and other assets	4.4%	3.7%	4.5%

The expected return on Main scheme assets at 31 December 2004 was adjusted to reflect the investment, in early January 2005, of payments made to the fund on 31 December 2004 and included as cash and other assets at that date.

Post-retirement mortality assumptions (Main scheme)	2006	2005	2004
Longevity at age 60 for current pensioners (years)
Males	26.0	25.4	25.4
Females	28.9	28.2	28.2

Longevity at age 60 for future pensioners (years)
Males	26.8	26.2	26.2
Females	29.7	29.0	29.0

Notes on the accounts continued

		Present
		value of
	Fair value	defined	Net
	of plan	benefit	pension
	assets	obligations	liability
Changes in value of net pension liability	£m	£m	£m
At 1 January 2005	14,752	17,674	2,922
Currency translation and other adjustments	27	26	(1)
Income statement:
Expected return	1,013		(1,013)
Interest cost		949	949
Current service cost		520	520
Past service cost		4	4
	1,013	1,473	460
Statement of recognised income and expense:
Actuarial gains and losses	1,654	2,446	792
Disposal of subsidiaries	—	(14)	(14)
Contributions by employer	450	—	(450)
Contributions by plan participants	3	3	—
Benefits paid	(549)	(549)	—
Expenses included in service cost	(19)	(19)	—
At 1 January 2006	17,331	21,040	3,709
Currency translation and other adjustments	(58)	(65)	(7)
Income statement:
Expected return	1,069		(1,069)
Interest cost		981	981
Current service cost		643	643
Past service cost		23	23
	1,069	1,647	578
Statement of recognised income and expense:
Actuarial gains and losses	585	(1,191)	(1,776)
Contributions by employer	533	—	(533)
Benefits paid	(538)	(538)	—
Expenses included in service cost	(28)	(28)	—
At 31 December 2006	18,894	20,865	1,971

The Group expects to contribute £460 million to its defined benefit pension schemes in 2007. Of the net pension liability, £106 million (2005 - £104 million) relates to unfunded schemes.

Cumulative net actuarial losses of £617 million (2005 - £2,393 million; 2004 - £1,601 million) have been recognised in the statement of recognised income and expense.

	2006	2005	2004	2003
History of defined benefits schemes	£m	£m	£m	£m
Present value of defined benefit obligations	20,865	21,040	17,674	14,881
Fair value of plan assets	18,894	17,331	14,752	12,849
Net deficit	1,971	3,709	2,922	2,032
Experience losses on plan liabilities	(20)	(68)	(631)
Experience gains on plan assets	585	1,654	408
Actual return on pension schemes assets	1,654	2,667	1,327

4 Auditors’ remuneration
Amounts paid to the auditors for statutory audit and other services were as follows:	Group
	2006	2005	2004
	£m	£m	£m
Audit services
- Statutory audit	8.8	8.0	6.7
- Audit related regulatory reporting	0.4	5.2	0.4
	9.2	13.2	7.1

Tax compliance services	—	0.1	0.4
All other services	2.8	3.0	4.8
Total	12.0	16.3	12.3

5 Tax

	Group
	2006	2005	2004
	£m	£m	£m
Current taxation:
Charge for the year	2,355	2,254	2,046
Over provision in respect of prior periods	(167)	(132)	(233)
Relief for overseas taxation	(147)	(171)	(213)
	2,041	1,951	1,600
Deferred taxation:
Charge for the year	365	404	291
Under/(over) provision in respect of prior periods	27	(88)	17
Tax charge for the year	2,433	2,267	1,908

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:

	2006	2005	2004
	£m	£m	£m
Expected tax charge	2,506	2,188	2,082
Non-deductible items	280	310	163
Non-taxable items	(252)	(154)	(143)
Taxable foreign exchange movements	(33)	75	(62)
Group relief at nonstandard rates	—	—	29
Foreign profits taxed at other rates	61	74	51
Unutilised losses brought forward and carried forward	11	(6)	4
Adjustments in respect of prior periods	(140)	(220)	(216)
Actual tax charge for the year	2,433	2,267	1,908

Notes on the accounts continued

6 Profit attributable to preference shareholders

	Group
	Dividends	Finance cost		Dividends	Finance cost
	paid to equity	included in		paid to equity	included in		Finance cost
	preference	interest		preference	interest		of non-equity
	shareholders	payable		shareholders	payable		shares
	2006	2006	(1)	2005	2005	(1)	2004
	£m	£m		£m	£m		£m
Non-cumulative preference shares of US$0.01	160	209		103	261		281
Non-cumulative preference shares of €0.01	92	—		51	—		4
Non-cumulative preference shares of £1	—	24		—	24		24
Appropriation for premium payable on redemption and issue costs	—	4		—	6		6
Total (2)	252	237		154	291		315

Notes:
(1)	Following the implementation of IAS 32 on 1 January 2005, several of the Group’s preference share issues are now included in subordinated liabilities and the related finance cost in interest payable.
(2)	Between 1 January 2007 and the date of approval of these accounts, dividends amounting to US$61 million have been declared in respect of equity preference shareholders for payment on 30 March 2007.

7 Ordinary dividends

	2006	2005	2004
	£m	£m	£m
Dividends on ordinary equity shares	3,250	1,928	2,689

8 Profit dealt with in the accounts of the Bank

As permitted by section 230(3) of the Companies Act 1985, no income statement for the Bank has been presented as a primary financial statement. Of the profit attributable to ordinary shareholders, £3,267 million (2005 - £1,390 million; 2004 - £4,854 million) has been dealt with in the accounts of the Bank.

9 Treasury and other eligible bills

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Treasury bills and similar securities	5,407	5,402	5,369	4,767
Other eligible bills	91	136	1	—
	5,498	5,538	5,370	4,767

Held-for-trading	4,516	3,004	4,437	2,279
Available-for-sale	982	2,534	933	2,488
	5,498	5,538	5,370	4,767

10 Loans and advances to banks

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Held-for-trading	52,735	44,964	46,248	33,045
Designated as at fair value through profit or loss	376	282	—	—
Loans and receivables	25,425	21,322	32,255	31,311
	78,536	66,568	78,503	64,356

Amounts above include:
Reverse repurchase agreements	54,152	41,804	41,703	28,669
Items in the course of collection from other banks	3,471	2,901	793	669
Due from subsidiaries	—	—	19,159	18,791

11 Loans and advances to customers
	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Held-for-trading	73,696	55,091	55,667	41,313
Designated as at fair value through profit or loss	1,327	616	243	20
Loans and receivables	381,962	351,481	188,908	171,668
Finance leases	11,521	11,732	—	—
	468,506	418,920	244,818	213,001
Amounts above include:
Reverse repurchase agreements	62,908	48,887	39,924	33,851
Due from holding company	738	938	—	97
Due from subsidiaries	—	—	50,970	45,186
Due from fellow subsidiaries	2,299	2,082	2,189	2,039

Notes on the accounts continued

Securitisations
The Group engages in securitisation transactions of its financial assets including commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets. In such transactions, the assets, or interests in the assets, are transferred generally to a special purpose entity (“SPE”) which then issues liabilities to third party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets; continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer (see Accounting policy on pages 17 and 18). The Group has securitisations in each of these categories.

Continued recognition
The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities.

	Group
	2006		2005
	Assets	Liabilities	Assets	Liabilities
Asset type	£m	£m	£m	£m
Residential mortgages (1,7)	15,698	15,375	2,388	2,366
Finance lease receivables (2)	1,211	953	1,467	1,170
Other loans (3, 6)	1,931	1,346	2,189	1,543
Credit card receivables (4,8)	2,891	2,685	2,836	2,836
Commercial paper conduits (5)	8,360	8,284	6,688	6,685

Notes:
(1)
Mortgages have been transferred to special purpose vehicles, held ultimately by charitable trusts, funded principally through the issue of floating rate notes. The Group has entered into arm’s length fixed/floating interest rate swaps and cross currency swaps with the securitisation vehicles and provides mortgage management and agency services to the vehicles. On repayment of the financing, any further amounts generated by the mortgages will be paid to the Group.

(2)
Certain finance lease receivables (leveraged leases) involve the Group as lessor obtaining non-recourse funding from third parties. This financing is secured on the underlying leases and the provider of the finance has no recourse whatsoever to the other assets of the Group.

(3)
Other loans originated by the Group have been transferred to special purpose vehicles funded through the issue of notes. Any proceeds from the loans in excess of the amounts required to service and repay the notes are payable to the Group after deduction of expenses.

(4)
Credit card receivables in the UK have been securitised. Notes have been issued by a special purpose vehicle. The note holders have a proportionate interest in a pool of credit card receivables that have been equitably assigned by the Group to a receivables trust. The Group continues to be exposed to the risks and rewards of the transferred receivables through its right to excess spread (after charge-offs).

(5)
The Group sponsors commercial paper conduits. Customer assets are transferred into an SPE which issues notes in the commercial paper market. The Group supplies certain services and contingent liquidity support to these vehicles on an arm’s length basis as well as programme credit enhancement.

(6)	Bank and Group.
(7)	Includes £4,115 million (2005 - nil) assets attributable to the Bank and related liabilities of £3,965 million (2005 - nil).
(8)	Includes £1,507 million (2005 - £1,604 million) assets attributable to the Bank and related liabilities of £1,399 million (2005 - £1,604 million).

Continuing involvement
In certain US securitisations of residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control, as defined by IFRS, of the assets and continues to recognise the assets to the extent of its continuing involvement which takes the form of retaining certain subordinated bonds issued by the securitisation vehicles. These bonds have differing rights and, depending on their terms, they may expose the Group to interest rate risk where they carry a fixed coupon or to credit risk depending on the extent of their subordination. Certain bonds entitle the Group to additional interest if the portfolio performs better than expected and others give the Group the right to prepayment penalties received on the securitised mortgages. At 31 December 2006, securitised assets were £37.3 billion (2005 - £39.8 billion); retained interests £930 million (2005 -£863 million); subordination assets £694 million (2005 - £609 million) and related liabilities £694 million (2005 - £609 million).

Mortgage-backed securities
The Group sells originated mortgage loans to US government sponsored enterprises (“GSEs”) in return for securities backed by these loans and guaranteed by the Agency whilst retaining the rights to service the mortgages. These securities may be subsequently sold. The purchaser has recourse to the Group for losses up to pre-determined levels on certain designated mortgages. The Group is not obliged, and does not intend, to support losses that may be suffered by the Agencies. Under the terms of the sale agreements, the Agencies have agreed to seek repayment only from the cash from the mortgage loans. Once the securities exchanged for the loans have been sold the Group’s exposure is restricted to the amount of the recourse. At 31 December 2006 mortgages amounting to £144 million (2005 - £385 million) had been sold with recourse to US GSEs. These loans have been derecognised.

12 Debt securities

	Group
		US
		government		US
		state and		government	Bank and	Mortgage-
	UK	federal	Other	sponsored	building	backed
	government	agency	government	entity	society	securities(1)	Corporate	Other	Total
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	8,122	10,965	13,839	10,065	34	28,658	23,194	316	95,193
Designated as at fair value
through profit or loss	1,285	—	85	—	470	98	1,203	292	3,433
Available-for-sale	307	6,227	1,210	6,651	4,019	2,760	493	324	21,991
Loans and receivables	—	—	—	—	—	—	21	540	561
At 31 December 2006	9,714	17,192	15,134	16,716	4,523	31,516	24,911	1,472	121,178
Available-for-sale
Gross unrealised gains	—	6	4	1	1	5	9	—	26
Gross unrealised losses	(1)	(88)	(20)	(142)	(8)	(46)	(2)	(13)	(320)

2005
Held-for-trading	4,386	8,783	10,480	8,166	8	28,396	19,233	1,201	80,653
Designated as at fair value
through profit or loss	4	—	6	—	230	37	521	770	1,568
Available-for-sale	—	7,811	1,511	8,553	8,541	3,364	1,436	1,086	32,302
Loans and receivables	—	—	—	—	—	—	—	788	788
At 31 December 2005	4,390	16,594	11,997	16,719	8,779	31,797	21,190	3,845	115,311
Available-for-sale
Gross unrealised gains	—	3	2	10	3	4	14	—	36
Gross unrealised losses	—	(117)	(13)	(147)	(5)	(59)	(3)	(2)	(346)

 Note:
(1) Excludes securities issued by US federal agencies and government sponsored entities.

Gross gains of £33 million (2005 - £65 million) and gross losses of £16 million (2005 - £10 million) were realised by the Group on the sale of available-for-sale securities.

	Bank
		US
		government		US
		state and		government	Bank and	Mortgage-
	UK	federal	Other	sponsored	building	backed
	government	agency	government	entity	society	securities(1)	Corporate	Other	Total
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	8,122	725	13,752	1	34	22,136	22,969	311	68,050
Designated as at fair value
through profit or loss	—	—	—	—	—	98	840	—	938
Available-for-sale	307	566	286	—	3,207	601	323	—	5,290
At 31 December 2006	8,429	1,291	14,038	1	3,241	22,835	24,132	311	74,278
Available-for-sale
Gross unrealised gains	—	2	—	—	1	5	9	—	17
Gross unrealised losses	(1)	—	—	—	(2)	(4)	—	—	(7)

2005
Held-for-trading	4,386	1,764	10,480	57	8	19,854	17,481	1,145	55,175
Designated as at fair value
through profit or loss	—	—	—	—	—	632	126	—	758
Available-for-sale	—	263	644	219	7,382	376	1,108	191	10,183
At 31 December 2005	4,386	2,027	11,124	276	7,390	20,862	18,715	1,336	66,116
Available-for-sale
Gross unrealised gains	—	—	—	8	1	3	14	—	26
Gross unrealised losses	—	(3)	(6)	—	(3)	—	(3)	—	(15)

 Note:
(1) Excludes securities issued by US federal agencies and government sponsored entities.

Notes on the accounts continued

13 Equity shares

	Group
	2006			2005
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	3,033	5	3,038	2,937	4	2,941
Designated as at fair value through profit or loss	35	555	590	39	421	460
Available-for-sale	87	1,728	1,815	58	1,581	1,639
	3,155	2,288	5,443	3,034	2,006	5,040
Available-for-sale
Gross unrealised gains	35	178	213	9	54	63
Gross unrealised losses	—	(6)	(6)	(3)	(8)	(11)
	35	172	207	6	46	52

Gross gains of £239 million (2005 - £592 million) and gross losses of £3 million (2005 - £1 million) were realised by the Group on the sale of available-for-sale equity shares.

Dividend income earned from available-for-sale equity shares was £67 million (2005 - £90 million; 2004 - £79 million).

At 31 December 2006, gross unrealised losses of £6 million represented 22 equity issues with a fair value of £26 million. No securities were in an unrealised loss position for more than 12 months.

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include the Group’s investments in the Federal Home Loans Bank and Federal Reserve Bank that are redeemable at cost of £0.8 billion (2005 - £0.8 billion) and in a fellow subsidiary £129 million (2005 - £255 million), together with a number of individually small shareholdings. Disposals in the year generated gains of £56 million (2005 - £85 million; 2004 - £96 million).

	Bank
	2006			2005
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	2,991	5	2,996	2,912	3	2,915
Available-for-sale	51	321	372	28	265	293
	3,042	326	3,368	2,940	268	3,208
Available-for-sale
Gross unrealised gains	20	64	84	1	39	40
Gross unrealised losses	—	—	—	(3)	—	(3)
	20	64	84	(2)	39	37

Disposals in the year of unquoted equity instruments classified as available-for-sale financial assets generated gains of £21 million (2005 - £58 million; 2004 - £9 million).

14 Investments in Group undertakings

Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank
	2006	2005
	£m	£m
At 1 January	21,965	20,388
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(431)
Currency translation and other adjustments	(391)	476
Additions	235	228
Additional investments in group undertakings	449	1,312
Repayment of investments	(340)	(8)
At 31 December	21,918	21,965

Banks	9,035	8,642
Other	12,883	13,323

The principal subsidiary undertakings of the Bank are shown below. Their capital consists of ordinary and preference shares, which are unlisted with the exception of certain preference shares issued by NatWest. All of the subsidiary undertakings are owned directly or indirectly through intermediate holding companies and are all wholly-owned. All of these subsidiaries are included in the Group’s consolidated financial statements and have an accounting reference date of 31 December.

Country of incorporation
	Nature of	and principal area
	business	of operation
National Westminster Bank Plc (1)	Banking	Great Britain
Citizens Financial Group, Inc.	Banking	US
Coutts & Co (2)	Private Banking	Great Britain
Greenwich Capital Markets Inc (3)	Broker dealer	US
Ulster Bank Limited (3, 4)	Banking	Northern Ireland

 Notes:
(1) The Bank does not hold any of the NatWest preference shares in issue.
(2) Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.
(3) Shares are not directly held by the Bank.
(4) Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

The above information is provided in relation to the principal related undertakings as permitted by section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return delivered to the Registrar of Companies for Scotland.

Notes on the accounts continued

15 Impaired and past-due financial assets

	Group
	2006			2005
			Net book			Net book
	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m
Impaired financial assets
Loans and receivables and finance leases	6,217	3,336	2,881	5,925	3,343	2,582
Available-for-sale	63	50	13	94	67	27
	6,280	3,386	2,894	6,019	3,410	2,609

	Group
	2006	2005	2004
	£m	£m	£m
Impairment losses charged to the income statement
Loans and receivables and finance leases (see table below)	1,873	1,705
Available-for-sale	—	4
Loans and advances (see table below)			1,402
Amounts written-off fixed asset investments			83
Total	1,873	1,709	1,485

The following table shows the movement in impairment allowances for loans and receivables and finance leases.

	Group
	Individually	Collectively		Total
	assessed	assessed	Latent	2006	2005	2004
	£m	£m	£m	£m	£m	£m
At 1 January	756	2,587	543	3,886	4,171	3,885
Implementation of IAS 39 on 1 January 2005	—	—	—	—	(28)
Currency translation and other adjustments	(18)	(7)	(37)	(62)	52	(101)
Acquisitions	—	—	—	—	—	290
Amounts written-off (1)	(255)	(1,586)	—	(1,841)	(2,040)	(1,449)
Recoveries of amounts previously written-off	24	191	—	215	170	144
Charged to the income statement	217	1,569	87	1,873	1,705	1,402
Unwind of discount	(27)	(115)	—	(142)	(144)
At 31 December (2)	697	2,639	593	3,929	3,886	4,171

 Notes:
(1) Amounts written-off include £2 million in 2005 relating to loans and advances to banks.
(2) Impairment losses at 31 December 2006 include £2 million relating to loans and advances to banks (2005 - £3 million; 2004 - £6 million).

	Bank
			Net book			Net book
	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m
Impaired financial assets
Loans and receivables and finance leases	2,200	1,158	1,042	2,027	1,097	930
Available-for-sale	3	3	—	33	11	22
	2,203	1,161	1,042	2,060	1,108	952

	Bank
	2006	2005	2004
	£m	£m	£m
Impairment losses charged to the income statement
Loans and receivables and finance leases (see table below)	692	677
Available-for-sale	—	(1)
Loans and advances (see table below)			480
Amounts written-off fixed asset investments			19
Total	692	676	499

The following table shows the movement in impairment allowances for loans and receivables and finance leases.

	Bank
	Individually	Collectively		Total
	assessed	assessed	Latent	2006	2005	2004
	£m	£m	£m	£m	£m	£m
At 1 January	417	680	122	1,219	1,350	1,261
Implementation of IAS 39 on 1 January 2005	—	—	—	—	(23)
Currency translation and other adjustments	(25)	63	38	76	25	(21)
Acquisitions	—	—	—	—	2	—
Amounts written-off	(152)	(482)	—	(634)	(803)	(514)
Transfers from subsidiaries	—	—	—	—	—	84
Recoveries of amounts previously written-off	14	49	—	63	48	60
Charged to the income statement	123	534	35	692	677	480
Unwind of discount	(15)	(48)	—	(63)	(57)
At 31 December	362	796	195	1,353	1,219	1,350

16 Intangible assets

	Group
		Core	Other	Internally
		deposit	purchased	generated
	Goodwill	intangibles	intangibles	software	Total
2006	£m	£m	£m	£m	£m
Cost:
At 1 January 2006	17,766	299	325	2,209	20,599
Currency translation and other adjustments	(922)	(34)	(48)	(1)	(1,005)
Additions	—	—	19	337	356
Disposal of subsidiaries	(10)	—	(1)	—	(11)
Disposals and write-off of fully amortised assets	—	—	(20)	(27)	(47)
At 31 December 2006	16,834	265	275	2,518	19,892

Accumulated amortisation and impairment:
At 1 January 2006	—	85	65	1,639	1,789
Currency translation and other adjustments	—	(12)	(8)	—	(20)
Disposals and write-off of fully amortised assets	—	—	—	(8)	(8)
Charge for the year	—	54	40	266	360
At 31 December 2006	—	127	97	1,897	2,121

Net book value at 31 December 2006	16,834	138	178	621	17,771

2005
Cost:
At 1 January 2005	17,055	268	261	2,033	19,617
Currency translation and other adjustments	784	31	30	—	845
Acquisition of subsidiaries	35	—	—	—	35
Additions	—	—	34	287	321
Disposals and write-off of fully amortised assets	(108)	—	—	(111)	(219)
At 31 December 2005	17,766	299	325	2,209	20,599

Accumulated amortisation and impairment:
At 1 January 2005	—	22	22	1,357	1,401
Currency translation and other adjustments	—	5	4	—	9
Disposals and write-off of fully amortised assets	—	—	—	(106)	(106)
Charge for the year	—	58	39	388	485
At 31 December 2005	—	85	65	1,639	1,789

Net book value at 31 December 2005	17,766	214	260	570	18,810

Notes on the accounts continued

	Bank
		Internally
		generated
	Goodwill	software	Total
2006	£m	£m	£m
Cost:
At 1 January 2006	10	520	530
Additions	—	105	105
Disposals and write-off of fully amortised assets	—	(8)	(8)
At 31 December 2006	10	617	627

Accumulated amortisation and impairment:
At 1 January 2006	—	352	352
Disposals and write-off of fully amortised assets	—	(8)	(8)
Charge for the year	—	111	111
At 31 December 2006	—	455	455
Net book value at 31 December 2006	10	162	172

2005
Cost:
At 1 January 2005	52	558	610
Currency translation and other adjustments	(2)	—	(2)
Additions	—	59	59
Disposals and write-off of fully amortised assets	(40)	(97)	(137)
At 31 December 2005	10	520	530

Accumulated amortisation and impairment:
At 1 January 2005	—	331	331
Disposals and write-off of fully amortised assets	—	(96)	(96)
Charge for the year	—	117	117
At 31 December 2005	—	352	352

Net book value at 31 December 2005	10	168	178

The weighted average amortisation period of purchased intangible assets held by the Group, other than goodwill, subject to amortisation are:

Years
Core deposit intangibles	6
Other purchased intangibles	6

The Group’s amortisation expense in respect of core deposit intangibles and other purchased intangibles for each of the next five years is currently estimated to be:

£m
2007	95
2008	95
2009	71
2010	17
2011	15

Impairment review
The Group’s goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit to which goodwill has been allocated with its carrying value. There was no impairment recognised in 2006 or 2005.

Cash generating units where goodwill is significant were as follows:

		Goodwill at 30 September
		2006	2005
	Basis	£m	£m
Global Banking & Markets	Fair value less costs to sell	2,341	—
UK Corporate Banking	Fair value less costs to sell	1,630	—
Corporate Markets	Fair value less costs to sell	—	3,966
Retail	Fair value less costs to sell	4,365	4,365
Wealth Management	Fair value less costs to sell	1,105	1,123
Citizens - Midstates	Value in use	5,598	—
Charter One	Value in use	—	4,471
Mid-Atlantic	Value in use	—	1,450

On 1 January 2006 the Corporate Markets division was reorganised into Global Banking & Markets and UK Corporate Banking; Retail Markets was reorganised during the second half of 2006 into Retail and Wealth Management; goodwill was reallocated using relative fair values calculated as a weighted average of headcount, risk-weighted assets and profitability.

The recoverable amounts for all CGUs, except for Citizens -Midstates were based on fair value less costs to sell. Fair value was based upon a price-earnings methodology using current earnings for each unit. Approximate price earnings multiples, validated against independent analyst information were applied to each CGU. The multiples used for both 2006 and 2005 were in the range 7.0 - 13.0 times earnings after charging manufacturing costs.

The goodwill allocated to Global Banking & Markets, UK Corporate Banking, Retail and Wealth Management arose from the acquisition of NatWest in 2000. The recoverable amount of these cash generating units exceeds their carrying value by over £15 billion. The multiples or earnings would have to be less than half those used to cause the value in use of the units to equal their carrying value.

Developments in Citizens, including the integration of Charter One, acquired in 2004, have led to changes in its management structure during 2006 resulting in the new Citizens Midstates cash-generating unit. The recoverable amount was based on a value in use methodology using management forecasts to 2014 (2005 - 2012). A projection period of greater than five years was used reflecting Citizens’ sustained historical growth rates, independently projected industry growth rates and the execution of Citizens’ commercial banking strategy in the Midstates operating area. A terminal growth rate of 5% (2005 - 4%) and a discount rate of 10% (2005 - 10.7%) was used. The recoverable amount of Citizens Midstates exceeds its carrying value by over $4 billion. The profit growth rate would have to be approximately half the projected rate to cause the value in use of the unit to equal its carrying amount.

Notes on the accounts continued

17 Property, plant and equipment	Group
			Long	Short	Computers	Operating
	Investment	Freehold	leasehold	leasehold	and other	lease
	properties	premises	premises	premises	equipment	assets	Total
2006	£m	£m	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2006	4,346	2,495	337	1,046	3,220	7,311	18,755
Currency translation and other adjustments	14	(38)	(1)	(29)	(98)	(579)	(731)
Reclassifications	—	26	(41)	12	—	3	—
Additions	632	287	26	266	525	2,219	3,955
Expenditure on investment properties	16	—	—	—	—	—	16
Change in fair value of investment properties	486	—	—	—	—	—	486
Disposals and write-off of fully depreciated assets	(610)	(350)	(45)	(41)	(685)	(1,803)	(3,534)
Disposals of subsidiaries	—	—	—	—	(3)	—	(3)
At 31 December 2006	4,884	2,420	276	1,254	2,959	7,151	18,944
Accumulated depreciation and amortisation:
At 1 January 2006	—	383	122	320	1,867	1,321	4,013
Currency translation and other adjustments	—	(2)	—	(11)	(41)	(94)	(148)
Reclassifications	—	4	(6)	3	(1)	—	—
Disposals and write-off of fully depreciated assets	—	(6)	(28)	(16)	(536)	(438)	(1,024)
Disposals of subsidiaries	—	—	—	—	(2)	—	(2)
Depreciation charge for the year	—	56	7	78	343	571	1,055
At 31 December 2006	—	435	95	374	1,630	1,360	3,894
Net book value at 31 December 2006	4,884	1,985	181	880	1,329	5,791	15,050

2005
Cost or valuation:
At 1 January 2005	4,159	2,709	371	842	3,052	5,747	16,880
Currency translation and other adjustments	(55)	18	11	18	66	477	535
Additions	348	326	25	322	578	2,771	4,370
Expenditure on investment properties	53	—	—	—	—	—	53
Change in fair value of investment properties	26	—	—	—	—	—	26
Disposals and write-off of fully depreciated assets	(176)	(539)	(70)	(126)	(446)	(1,573)	(2,930)
Disposals of subsidiaries	(9)	(19)	—	(10)	(30)	(111)	(179)
At 31 December 2005	4,346	2,495	337	1,046	3,220	7,311	18,755

Accumulated depreciation and amortisation:
At 1 January 2005	—	407	137	280	1,828	1,015	3,667
Currency translation and other adjustments	—	4	2	6	30	137	179
Disposals and write-off of fully depreciated assets	—	(83)	(24)	(27)	(337)	(361)	(832)
Disposals of subsidiaries	—	—	—	(2)	(21)	(53)	(76)
Depreciation charge for the year	—	55	7	63	367	583	1,075
At 31 December 2005	—	383	122	320	1,867	1,321	4,013
Net book value at 31 December 2005	4,346	2,112	215	726	1,353	5,990	14,742

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Contracts for future capital expenditure not provided for in the accounts
at the year end (excluding investment properties and operating lease assets)	117	38	—	2
Contractual obligations to purchase, construct or develop investment
properties or to repair, maintain or enhance investment properties	6	4	—	—
Property, plant and equipment pledged as security	42	77	—	—

Investment properties are valued to reflect fair value, that is, the market value of the Group’s interest at the reporting date excluding any special terms or circumstances relating to the use or financing of the property and transaction costs that would be incurred in making a sale. Observed market data such as rental yield, replacement cost and useful life, reflect relatively few transactions involving property that, necessarily, is not identical to property owned by the Group.

Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The 31 December 2006 valuation for a significant majority of the Group’s investment properties was undertaken by external valuers.

The fair value of investment properties includes £450 million (2005 - £100 million) of appreciation since purchase.

Rental income from investment properties was £270 million (2005 - £226 million; 2004 - £240 million). Direct operating expenses of investment properties were £54 million (2005 - £61 million; 2004 - £72 million).

Property, plant and equipment, excluding investment properties include £436 million (2005 - £84 million) assets in the course of construction.

	Bank
		Long	Short	Computers	Operating
	Freehold	leasehold	leasehold	and other	lease
	premises	premises	premises	equipment	assets	Total
2006	£m	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2006	922	57	414	2,114	124	3,631
Currency translation and other adjustments	(1)	—	(4)	(2)	—	(7)
Additions	108	1	93	268	(1)	469
Disposals and write-off of fully depreciated assets	(12)	(3)	(1)	(597)	1	(612)
Transfer from subsidiary	—	—	7	3	—	10
At 31 December 2006	1,017	55	509	1,786	124	3,491

Accumulated depreciation and amortisation:
At 1 January 2006	135	21	113	1,347	75	1,691
Currency translation and other adjustments	—	—	(2)	(1)	—	(3)
Disposals and write-off of fully depreciated assets	1	—	—	(510)	3	(506)
Depreciation charge for the year	28	2	28	205	16	279
Transfer from subsidiary	—	—	5	3	—	8
At 31 December 2006	164	23	144	1,044	94	1,469

Net book value at 31 December 2006	853	32	365	742	30	2,022

2005
Cost or valuation:
At 1 January 2005	631	60	324	2,090	114	3,219
Currency translation and other adjustments	—	—	1	1	—	2
Additions	369	13	97	306	12	797
Disposals and write-off of fully depreciated assets	(78)	(16)	(8)	(283)	(2)	(387)
At 31 December 2005	922	57	414	2,114	124	3,631

Accumulated depreciation and amortisation:
At 1 January 2005	150	30	97	1,359	60	1,696
Disposals and write-off of fully depreciated assets	(34)	(11)	(6)	(238)	(2)	(291)
Depreciation charge for the year	19	2	22	226	17	286
At 31 December 2005	135	21	113	1,347	75	1,691

Net book value at 31 December 2005	787	36	301	767	49	1,940

Notes on the accounts continued

18 Derivatives
Companies in the Group enter into derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, credit and interest rate risk. Derivatives include swaps, forwards, futures and options. They may be traded on an organised exchange (exchange-traded) or over-the-counter (OTC). Holders of exchange traded derivatives are generally required to provide margin daily in the form of cash or other collateral.

Swaps include currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps. A swap is an agreement to exchange cash flows in the future in accordance with a pre-arranged formula. In currency swap transactions, interest payment obligations are exchanged on assets and liabilities denominated in different currencies; the exchange of principal may be notional or actual. Interest rate swap contracts generally involve exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Forwards include forward foreign exchange contracts and forward rate agreements. A forward contract is a contract to buy (or sell) a specified amount of a physical or financial commodity, at agreed price, on an agreed future date. Forward foreign exchange contracts are contracts for the delayed delivery of currency on a specified future date. Forward rate agreements are contracts under which two counterparties agree on the interest to be paid on a notional deposit of a specified maturity at a specific future date; there is no exchange of principal.

Futures are exchange-traded forward contracts to buy (or sell) standardised amounts of underlying physical or financial commodities. The Group buys and sells currency, interest rate and equity futures.

Options include exchange-traded options on currencies, interest rates and equities and equity indices and OTC currency and equity options, interest rate caps and floors and swaptions. They are contracts that give the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity at an agreed price on an agreed date or over an agreed period.

The Group enters into fair value and cash flow hedges and hedges of net investments in foreign operations. Fair value hedges principally involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. Similarly the majority of the Group’s cash flow hedges relate to exposure to variability in future interest payments and receipts on forecast transactions and on recognised financial assets and financial liabilities and hedged by interest rate swaps for periods of up to 26 years. The Group hedges its net investments in foreign operations with currency borrowings.

For cash flow hedge relationships of interest rate risk the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR or the Bank of England Official Bank Rate. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities.

For cash flow hedging relationships, the initial and ongoing prospective effectiveness is assessed by comparing movements in the fair value of the expected highly probable forecast interest cash flows with movements in the fair value of the expected changes in cash flows from the hedging interest rate swap. Prospective effectiveness is measured on a cumulative basis i.e. over the entire life of the hedge relationship. The method of calculating hedge ineffectiveness is the hypothetical derivative method. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the cash flows and actual movements in the fair value of the hedged cash flows from the interest rate swap over the life to date of the hedging relationship.

For fair value hedge relationships of interest rate risk the hedged items are typically large corporate fixed rate loans, fixed rate finance leases, fixed rate medium-term notes or preference shares classified as debt. The initial and ongoing prospective effectiveness of fair value hedge relationships is assessed on a cumulative basis by comparing movements in the fair value of the hedged item attributable to the hedged risk with changes in the fair value of the hedging interest rate swap. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the hedged items attributable to the hedged risk with actual movements in the fair value of the hedging derivative over the life to date of the hedging relationship.

	Group
	2006			2005
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	1,168	11,295	11,806	885	10,759	10,215
Currency swaps	261	5,060	4,734	222	3,228	3,904
Options purchased	361	7,408	—	301	6,438	—
Options written	364	—	6,646	315	—	6,101

Interest rate contracts
Interest rate swaps	12,056	76,671	78,980	7,234	65,626	67,165
Options purchased	1,763	10,852	—	814	5,988	—
Options written	1,589	—	10,490	719	—	5,559
Futures and forwards	1,823	285	328	1,482	268	325

Credit derivatives	346	2,336	2,338	217	1,455	1,355

Equity and commodity contracts	82	2,816	2,791	61	1,910	1,881
		116,723	118,113		95,672	96,505
Included in the above are cash flow hedging derivatives as follows:
Spot, forwards and futures		41	—		5	25
Interest rate swaps		336	451		431	373

Included in the above are fair value hedging derivatives as follows:
Interest rate swaps		804	384		1,096	676

Amounts above include:
Due from/to fellow subsidiaries		—	2		9	6
Due from/to holding company		42	—		—	55

	Bank
	2006			2005
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	1,158	11,464	11,758	889	10,721	10,282
Currency swaps	263	5,562	4,756	224	3,196	3,914
Options purchased	361	7,416	—	298	6,318	—
Options written	364	—	6,626	313	—	6,025

Interest rate contracts
Interest rate swaps	11,904	76,504	79,119	7,103	65,920	67,433
Options purchased	1,603	10,831	—	780	5,921	—
Options written	1,488	—	10,473	677	—	5,522
Futures and forwards	1,627	284	328	1,324	267	324

Credit derivatives	357	2,345	2,333	219	1,460	1,351

Equity and commodity contracts	82	2,681	2,864	60	1,838	1,988
		117,087	118,257		95,641	96,839
Included in the above are cash flow hedging derivatives as follows:
Spot, forwards and futures		41	—		5	25
Interest rate swaps		227	414		316	350

Included in the above are fair value hedging derivatives as follows:
Interest rate swaps		451	219		861	341

Amounts above include:
Due from/to subsidiaries		1,968	1,596		1,686	1,690
Due from/to fellow subsidiaries		—	2		5	2
Due from/to holding company		42	—		—	55

Notes on the accounts continued

19 Prepayments, accrued income and other assets

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Prepayments	662	771	243	249
Accrued income	659	805	470	613
Deferred expenses	37	29	27	20
Other assets	4,618	4,352	2,134	1,075
	5,976	5,957	2,874	1,957
Amounts above include:
Due from fellow subsidiaries	—	—	4	227
Due from subsidiaries	—	—	—	6

20 Deposits by banks

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Held-for-trading	57,452	32,067	66,805	32,467
Amortised cost	74,290	77,822	82,934	83,124
	131,742	109,889	149,739	115,591
Amounts above include:
Repurchase agreements	76,376	47,905	52,134	28,336
Items in the course of transmission to other banks	799	722	425	376
Due to subsidiaries	—	—	60,675	46,540

21  Customer accounts

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Held-for-trading	48,057	35,696	37,151	28,982
Designated as at fair value through profit or loss (1)	1,677	1,445	14	17
Amortised cost	334,986	305,699	135,539	101,357
	384,720	342,840	172,704	130,356
Amounts above include:
Repurchase agreements	63,984	48,754	24,165	21,492
Due to fellow subsidiaries	2,146	1,687	1,517	429
Due to holding company	653	1,126	653	2,049
Due to subsidiaries	—		55,530	29,655

Note:
(1)
No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premiums payable by the Group. The carrying amount is £140 million (2005 - £114 million) greater than the principal amount.

22  Debt securities in issue

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Held-for-trading	2,141	1,469	2,058	1,469
Designated as at fair value through profit or loss (1)	10,499	11,068	10,355	10,890
Amortised cost	69,966	73,685	29,401	52,445
	82,606	86,222	41,814	64,804
Amounts above include:
Bonds and medium term notes	40,689	22,211	18,774	17,811
Certificates of deposit and other commercial paper	41,917	64,011	23,040	46,993

Note:
(1)
No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable by the Group. The carrying amount is £383 million (2005 - £365 million) lower than the principal amount.

23 Settlement balances and short positions

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Settlement balances - amortised cost	5,667	6,561	2,866	3,484
Short positions - held-for-trading:
Debt securities - Government	36,901	30,749	17,747	13,904
Debt securities - Other issuers	5,843	5,355	3,820	4,007
Treasury and other eligible bills	654	1,178	416	872
Equity shares	411	145	358	145
	49,476	43,988	25,207	22,412

24 Accruals, deferred income and other liabilities

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Notes in circulation	1,453	1,365	1,048	989
Current taxation	738	797	315	121
Accruals	4,241	3,541	2,544	1,962
Deferred income	482	451	276	217
Other liabilities	4,649	3,886	1,168	673
	11,563	10,040	5,351	3,962
Amounts above include:
Due to subsidiaries	—	—	24	—

 Note:
(1) Other liabilities include £10 million (2005 - £10 million) in respect of share-based compensation.

Included in other liabilities are provisions for liabilities and charges as follows:

	Group	Bank
	£m	£m
At 1 January 2006	159	50
Currency translation and other movements	(1)	—
Charge to income statement	100	29
Releases to income statement	(19)	(3)
Provisions utilised	(40)	(11)
At 31 December 2006	199	65

 Note:
(1) Comprises property provisions and other provisions arising in the normal course of business.

Notes on the accounts continued

25 Deferred taxation

Provision for deferred taxation has been made as follows:

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Deferred tax liability	1,918	1,093	—	—
Deferred tax asset (included in Prepayments, accrued income and other assets, Note 19)	(156)	(156)	(549)	(557)
Net deferred tax	1,762	937	(549)	(557)

	Group
						Fair
		Accelerated				value of
		capital		Deferred	IAS	financial
	Pension	allowances	Provisions	gains	transition	instruments	Intangibles	Hedging	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2005	(928)	2,637	(666)	128	(336)	71	150	18	136	1,210
Charge to income statement	(15)	433	87	(6)	8	33	(15)	—	(209)	316
Charge to equity directly	(237)	—	—	—	—	(218)	—	(62)	(39)	(556)
Other	3	15	(34)	—	—	(4)	4	—	(17)	(33)
At 1 January 2006	(1,177)	3,085	(613)	122	(328)	(118)	139	(44)	(129)	937
Charge to income statement	56	230	315	131	(362)	(36)	91	(4)	4	425
Charge to equity directly	517	—	—	12	7	2	—	(41)	(14)	483
Acquisitions/(disposals) of subsidiaries	—	3	—	(1)	3	—	—	—	9	14
Other	(20)	(94)	20	2	16	9	(20)	(5)	(5)	(97)
At 31 December 2006	(624)	3,224	(278)	266	(664)	(143)	210	(94)	(135)	1,762

	Bank
						Fair
		Accelerated				value of
		capital		Deferred	IAS	financial
	Pension	allowances	Provisions	gains	transition	instruments	Intangibles	Hedging	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2005	92	60	(181)	14	(177)	(21)	21	(41)	(5)	(238)
Charge to income statement	57	8	—	14	—	—	(26)	—	(8)	45
Charge to equity directly	—	—	—	—	—	(19)	—	(62)	(39)	(120)
Other	(266)	—	—	—	—	—	31	—	(9)	(244)
At 1 January 2006	(117)	68	(181)	28	(177)	(40)	26	(103)	(61)	(557)
Charge to income statement	52	(20)	64	9	(84)	40	(26)	(7)	(3)	25
Charge to equity directly	1	—	—	—	9	(1)	—	(26)	(14)	(31)
Acquisitions/(disposals) of subsidiaries	—	—	—	19	—	—	—	—	—	19
Other	(3)	—	—	—	(5)	—	—	—	3	(5)
At 31 December 2006	(67)	48	(117)	56	(257)	(1)	—	(136)	(75)	(549)

Notes:
(1)
Deferred tax assets of £47 million (2005 - £17 million) have not been recognised in respect of tax losses carried forward of £142 million (2005 - £52 million) as it is not considered probable that taxable profits will arise against which they could be utilised. Of these losses, £44 million will expire within one year. The balance of tax losses carried forward has no time limit.

(2)
Deferred tax liabilities of £649 million (2005 - £830 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation.

No taxation is expected to arise in the foreseeable future in respect of held-over gains.

26 Subordinated liabilities

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Designated as at fair value through profit or loss	124	150	124	150
Amortised cost	27,662	28,272	22,279	21,851
	27,786	28,422	22,403	22,001

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Dated loan capital	13,776	13,024	11,123	9,845
Undated loan capital	10,473	11,125	8,189	8,360
Preference shares	3,537	4,273	3,091	3,796
	27,786	28,422	22,403	22,001

Certain preference shares are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 1985.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next callable date.

	Group
	2007	2008	2009-2011	2012-2016	Thereafter	Perpetual	Total
2006 - final redemption	£m	£m	£m	£m	£m	£m	£m
Sterling	352	—	—	772	391	6,085	7,600
US$	112	87	1,123	3,941	230	4,896	10,389
Euro	187	173	955	2,656	1,578	2,381	7,930
Other	24	—	—	984	445	414	1,867
Total	675	260	2,078	8,353	2,644	13,776	27,786

	Group
	Currently	2007	2008	2009- 2011	2012- 2016	Thereafter	Perpetual	Total
2006 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	502	—	1,103	2,161	3,668	166	7,600
US$	1,843	1,200	469	3,838	1,862	1,177	—	10,389
Euro	—	274	948	1,634	4,473	565	36	7,930
Other	—	24	—	701	1,043	99	—	1,867
Total	1,843	2,000	1,417	7,276	9,539	5,509	202	27,786

	Group
	2006	2007	2008-2010	2011-2015	Thereafter	Perpetual	Total
2005 - final redemption	£m	£m	£m	£m	£m	£m	£m
Sterling	51	150	—	1,123	412	6,232	7,968
US$	414	—	811	3,541	556	6,519	11,841
Euro	157	—	836	3,003	1,164	2,540	7,700
Other	9	—	356	425	—	123	913
Total	631	150	2,003	8,092	2,132	15,414	28,422

	Group
	Currently	2006	2007	2008 - 2010	2011- 2015	Thereafter	Perpetual	Total
2005 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	279	376	324	763	1,188	4,887	151	7,968
US$	2,386	847	622	2,637	3,083	2,266	—	11,841
Euro	—	177	—	1,997	2,659	2,830	37	7,700
Other	—	9	—	781	—	123	—	913
Total	2,665	1,409	946	6,178	6,930	10,106	188	28,422

Notes on the accounts continued

26 Subordinated liabilities (continued)

	Bank
	2007	2008	2009-2011	2012-2016	Thereafter	Perpetual	Total
2006 - final redemption	£m	£m	£m	£m	£m	£m	£m
Sterling	293	—	—	429	—	5,112	5,834
US$	79	—	362	3,701	230	3,575	7,947
Euro	150	173	204	2,656	1,578	2,002	6,763
Other	16	—	—	984	445	414	1,859
Total	538	173	566	7,770	2,253	11,103	22,403

	Bank
	Currently	2007	2008	2009- 2011	2012- 2016	Thereafter	Perpetual	Total
2006 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	443	—	768	1,753	2,869	1	5,834
US$	762	651	382	3,331	1,644	1,177	—	7,947
Euro	—	237	948	540	4,473	565	—	6,763
Other	—	16	—	701	1,043	99	—	1,859
Total	762	1,347	1,330	5,340	8,913	4,710	1	22,403

	Bank
	2006	2007	2008-2010	2011-2015	Thereafter	Perpetual	Total
2005 - final redemption	£m	£m	£m	£m	£m	£m	£m
Sterling	36	150	3	450	—	5,165	5,804
US$	49	—	232	3,267	556	4,706	8,810
Euro	125	—	388	2,665	1,164	2,132	6,474
Other	9	—	356	425	—	123	913
Total	219	150	979	6,807	1,720	12,126	22,001

	Bank
	Currently	2006	2007	2008 - 2010	2011- 2015	Thereafter	Perpetual	Total
2005 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	127	301	324	213	450	4,263	126	5,804
US$	1,081	450	159	2,023	2,831	1,574	692	8,810
Euro	—	139	—	1,184	2,321	2,830	—	6,474
Other	—	9	—	781	—	123	—	913
Total	1,208	899	483	4,201	5,602	8,790	818	22,001

	2006	2005
Dated loan capital	£m	£m
The Bank
£150 million 8.375% subordinated notes 2007	162	165
€255 million 5.25% subordinated notes 2008	177	187
€300 million 4.875% subordinated notes 2009	212	224
CAD700 million 4.25% subordinated notes 2010 (callable March 2010)	307	348
US$350 million floating rate subordinated notes 2012 (callable July 2007)	184	205
US$500 million floating rate subordinated notes 2012 (callable July 2007)	254	293
€130 million floating rate subordinated notes 2012 (callable July 2007)	88	90
CHF200 million 2.75% subordinated notes 2012 (issued December 2006; callable December 2012)	84	—
€1,000 million floating rate subordinated notes 2013 (callable October 2008)	677	690
US$50 million floating rate subordinated notes 2013	25	29
€1,000 million 6.0% subordinated notes 2013	745	792
€500 million 6.0% subordinated notes 2013	342	363
£150 million 10.5% subordinated bonds 2013 (2)	168	176
US$1,250 million floating rate subordinated notes 2014 (callable July 2009)	643	732
AUD590 million 6.0% subordinated notes 2014 (callable October 2009)	235	254
AUD410 million floating rate subordinated notes 2014 (callable October 2009)	167	176
£250 million 9.625% subordinated bonds 2015	287	299
US$750 million floating rate subordinated notes 2015 (callable September 2010)	381	435
€750 million floating rate subordinated notes 2015	531	574
CHF400 million 2.375% subordinated notes 2015	160	174
CHF100 million 2.375% subordinated notes 2015	43	44
CHF200 million 2.375% subordinated notes 2015 (issued April 2006)	81	—
US$500 million floating rate subordinated notes 2016 (callable October 2011)	257	293
US$1,500 million floating rate subordinated notes 2016 (issued April 2006; callable April 2011)	773	—
€500 million 4.5% subordinated notes 2016 (callable January 2011)	350	372
€100 million floating rate subordinated notes 2017	67	69
€500 million floating rate subordinated notes 2017 (issued June 2006; callable June 2012)	337	—
€750 million 4.35% subordinated notes 2017 (issued October 2006; callable October 2017)	502	—
AUD450 million 6.5% subordinated notes 2017 (issued November 2006; callable February 2012)	184	—
AUD450 million floating rate subordinated notes 2017 (issued November 2006; callable February 2012)	182	—
US$125.6 million floating rate subordinated notes 2020	65	74
€1,000 million 4.625% subordinated notes 2021 (callable September 2016)	687	747

Due to the holding company
US$400 million 6.4% subordinated notes 2009 (1)	206	236
US$300 million 6.375% subordinated notes 2011(1)	163	190
US$750 million 5% subordinated notes 2013 (1)	377	434
US$750 million 5% subordinated notes 2014 (1)	373	432
US$250 million 5% subordinated notes 2014 (1)	125	145
US$675 million 5.05% subordinated notes 2015 (1)	352	406
US$350 million 4.7% subordinated notes 2018 (1)	170	197
	11,123	9,845
National Westminster Bank Plc
US$1,000 million 7.375% subordinated notes 2009	516	589
€600 million 6.0% subordinated notes 2010	440	469
£300 million 8.125% step-up subordinated notes 2011 (redeemed December 2006)	—	309
€500 million 5.125% subordinated notes 2011	343	349
£300 million 7.875% subordinated notes 2015	350	373
£300 million 6.5% subordinated notes 2021	332	353

Charter One Financial, Inc.
US$400 million 6.375% subordinated notes 2012	218	252

Greenwich Capital Holdings, Inc.
US$105 million subordinated loan capital floating rate notes 2006 (redeemed October 2006)	—	61
US$170 million subordinated loan capital floating rate notes 2008 (issued October 2006)	87	—
US$500 million subordinated loan capital floating rate notes 2010 (callable December 2007)	256	291

First Active plc
US$35 million 7.24% subordinated bonds 2012 (callable December 2007)	22	22
£60 million 6.375% subordinated bonds 2018 (callable April 2013)	65	65
Other minority interest subordinated issues	24	46
	13,776	13,024

Notes:
(1)	On-lent to The Royal Bank of Scotland Group plc on a subordinated basis.
(2)	Unconditionally guaranteed by The Royal Bank of Scotland Group plc.
(3)
In the event of certain changes in tax laws, dated loan capital issues may be redeemed in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(4)	Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s dated loan capital is secured.
(5)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Notes on the accounts continued

26 Subordinated liabilities (continued)

	2006	2005
Undated loan capital	£m	£m
The Bank
£150 million 5.625% undated subordinated notes (callable June 2032)	144	149
£175 million 7.375% undated subordinated notes (callable August 2010)	183	191
€152 million 5.875% undated subordinated notes (callable October 2008)	105	111
£350 million 6.25% undated subordinated notes (callable December 2012)	350	366
£500 million 6.0% subordinated notes (callable September 2014)	512	540
€500 million 5.125% subordinated notes (callable July 2014)	350	378
€1,000 million floating rate subordinated notes (callable July 2014)	675	688
£500 million 5.125% undated subordinated notes (callable March 2016)	493	516
£200 million 5.625% undated subordinated notes (callable September 2026)	210	213
£125 million 9.25% undated subordinated step-up notes (redeemed April 2006)	—	136
£600 million 5.5% subordinated notes (callable December 2019)	594	628
£500 million 6.2% undated subordinated notes (callable March 2022)	546	570
£200 million 9.5% undated subordinated bonds (callable August 2018) (3)	229	243
£400 million 5.625% undated subordinated notes (callable September 2026)	397	404
£300 million 5.625% undated subordinated notes (callable September 2026)	326	359
£350 million 5.625% undated subordinated notes (callable June 2032)	362	358
£150 million undated subordinated floating rate step-up notes (callable March 2007)	150	150
£400 million 5% undated subordinated notes (issued March 2006; callable March 2011)	395	—
JPY25 billion 2.605% subordinated notes (callable November 2034)	99	123
CAD700 million 5.37% undated subordinated notes (issued May 2006; callable May 2016)	317	—

Due to the holding company
US$200 million 8.5% exchangeable capital securities, Series A (redeemed January 2006) (1)	—	117
US$50 million undated 7.993% capital securities (redeemed January 2006) (1)	—	30
US$35 million undated 7.755% capital securities (redeemed January 2006) (1)	—	20
US$350 million undated floating rate primary capital notes (callable on any interest payment date) (1)	178	203
US$200 million undated 7.375% reset capital securities (redeemed April 2006) (1)	—	119
US$75 million floating rate perpetual capital securities (callable September 2007) (1)	38	44
€1,250 million 6.467% perpetual regulatory tier on securities (callable June 2012) (1)	918	993
US$1,200 million 7.648% perpetual regulatory tier one securities (callable September 2031) (1,2)	618	711
	8,189	8,360
National Westminster Bank Plc
US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)	256	291
US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)	267	295
US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)	254	294
US$500 million 7.875% exchangeable capital securities (redeemed January 2006)	—	295
US$500 million 7.75% reset subordinated notes (callable October 2007)	262	305
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	280	299
€100 million floating rate undated subordinated step-up notes (callable October 2009)	68	70
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	359	372
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	205	205
£200 million 11.5% undated subordinated notes (callable December 2022) (4)	272	277

First Active plc
£20 million 11.75% perpetual tier two capital	23	23
€38 million 11.375% perpetual tier two capital	36	37
£1.3 million floating rate perpetual tier two capital	2	2
	10,473	11,125

Notes:
(1)	On lent to The Royal Bank of Scotland Group plc on a subordinated basis.
(2)	The company can satisfy interest payment obligations by issuing ordinary shares to appointed Trustees sufficient to enable them, on selling those shares, to settle the interest payment.
(3)	Guaranteed by the company.
(4)	Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(5)	Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.
(6)
In the event of certain changes in tax laws, undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(7)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

	2006	2005
Preference shares	£m	£m
The Bank
Non-cumulative preference shares of US$0.01(1)
Series D US$175 million 8.2125% (redeemed March 2006)	—	103
Series E US$200 million 8.1% (2)	102	116
Series F US$200 million 7.65% (redeemable March 2007)	102	116
Series G US$250 million 7.4% (2)	126	146
Series H US$300 million 7.25% (redeemable at option of issuer)	153	175
Series I US$300 million 8% (redeemed March 2006)	—	175
Series K US$400 million 7.875% (2)	203	235
Series L US$750 million 6.8% (redeemable March 2008)	382	436
Series M US$850 million 4.709% (redeemable July 2013)	409	494
Series N US$650 million 6.425% (redeemable January 2034)	341	378
Series R US$850 million 5.75% (redeemable September 2009)	433	493
Series 1 US$1,000 million 9.118% (redeemable March 2010)	515	607

Non-cumulative convertible preference shares of £0.01 (1)
Series 1 £200 million 7.387% (redeemable December 2010)	200	197

Non-cumulative preference shares of £1
£125 million 7.25%	125	125
	3,091	3,796
National Westminster Bank Plc
Non-cumulative preference shares of £1
Series A £140 million 9% (non-redeemable)	142	140

Non-cumulative preference shares of US$25
Series B US$250 million 7.8752% (3)	141	156
Series C US$300 million 7.7628% (4)	163	181
	3,537	4,273

Notes:
(1)	The non-cumulative preference shares of US$0.01 and £0.01 have been issued by the Bank to the holding company on terms which, in general, mirror the original issues by the holding company.
(2)	Redeemed in January 2007.
(3)	Series B preference shares each carry a gross dividend of 8.75% inclusive of associated tax credit. These preference shares were redeemed in January 2007.
(4)
Series C preference shares each carry a gross dividend of 8.625% inclusive of associated tax credit. Redeemable at the option of the issuer at a premium of US$0.30 reducing to nil if the date of redemption falls after 8 April 2007.

Notes on the account continued

27 Minority interests

	Group
	2006	2005
	£m	£m
At 1 January	104	679
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(533)
Currency translation adjustments and other movements	(70)	(2)
Profit attributable to minority interests	45	27
Dividends paid	(29)	(16)
Equity raised	427	70
Equity withdrawn	(81)	(121)
At 31 December	396	104

28 Share capital

	Allotted, called up and fully paid		Authorised
	2006	2005	2006	2005
	£m	£m	£m	£m
Ordinary shares of £1	5,481	5,481	7,980	7,980
Non-cumulative preference shares of US$0.01	1	1	2	2
Non-cumulative preference shares of €0.01	—	—	—	—
Perpetual zero coupon preference shares of £1	—	—	100	100
Non-cumulative preference shares of £1	126	125	2,200	2,200
Total share capital	5,608	5,607	10,282	10,282

	Allotted, called up and fully paid		Authorised
Number of shares – millions	2006	2005	2006	2005
Ordinary shares of £1	5,481	5,481	7,980	7,980
Non-cumulative preference shares of US$0.01	245	211	349	349
Non-cumulative preference shares of €0.01	3	3	66	66
Perpetual zero coupon preference shares of £1	—	—	100	100
Non-cumulative preference shares of £1	126	125	2,200	2,200

Ordinary shares
No ordinary shares were issued during the year ended 31 December 2006.

Preference shares
The non-cumulative preference shares of US$0.01 have been issued by the Bank to the holding company on terms which, in general, mirror the original issues by the holding company.

In March 2006, the Bank redeemed the 7 million Series D and the 12 million Series I non-cumulative preference shares of US$0.01, each at US$25 per share.

In May 2006, the Bank issued 27 million Series U non-cumulative preference shares of US$0.01 each to the holding company at US$25 per share, the net proceeds being US$655 million.

In December 2006, the Bank issued 26 million Series V non-cumulative preference shares of US$0.01 each to the holding company at US$25 per share, the net proceeds being US$631 million.

In December 2006, the Bank issued 400,000 Series A non-cumulative preference shares of £1 each to the holding company at £1,000 per share, the net proceeds being £400 million.

In January 2007, the Bank redeemed the 8 million Series E, the 10 million Series G and the 16 million Series K non-cumulative preference shares of US$0.01, each at US$25 per share.

Certain of the Bank's non-cumulative preference shares, although either non-redeemable or redeemable only at the Bank's option, are classified as debt as the Bank has an obligation to pay dividends on these instruments. These non-cumulative preference shares are classified as debt and are included in subordinated liabilities on the balance sheet (see Note 26).

29 Shareholders’ equity

	Group			Bank
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January	5,481	5,607	2,962	5,481	5,607	2,962
Implementation of IAS 32 on 1 January 2005	—	(126)		—	(126)
Shares issued during the year	1	—	2,645	1	—	2,645
At 31 December	5,482	5,481	5,607	5,482	5,481	5,607
Share premium account
At 1 January	11,435	13,131	10,584	11,435	13,131	10,584
Reclassification of preference shares on implementation of IAS 32 on 1 January 2005	—	(3,724)		—	(3,724)
Currency translation adjustments	—	—	(402)	—	—	(402)
Shares issued during the year	1,091	2,028	2,472	1,091	2,028	2,472
Conversion of exchangeable undated loan capital	—	—	470	—	—	470
Other movements	—	—	7	—	—	7
At 31 December	12,526	11,435	13,131	12,526	11,435	13,131
Merger reserve
As at 1 January and 31 December	10,881	10,881	10,881	—	—	—
Available-for-sale reserve
At 1 January	(198)	—		12	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	300		—	33
Currency translation adjustments	25	5		1	1
Unrealised gains/(losses) in the year	340	(160)		122	(3)
Realised gains in the year	(196)	(561)		(71)	(38)
Taxation	(36)	218		(12)	19
At 31 December	(65)	(198)		52	12
Cash flow hedging reserve
At 1 January	68	—		(150)	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	77		—	(95)
Amount recognised in equity during the year	(108)	20		(138)	(80)
Amount transferred from equity to earnings in the year	(143)	(91)		2	(37)
Taxation	41	62		26	62
At 31 December	(142)	68		(260)	(150)
Foreign exchange reserve
At 1 January	469	(320)	83	(2)	—	—
Retranslation of net assets	(2,117)	1,588	(410)	—	(2)	—
Foreign currency gains/(losses) on hedges of net assets	815	(799)	7	—	—	—
At 31 December	(833)	469	(320)	(2)	(2)	—
Retained earnings
As 1 January	6,374	5,021	4,167	4,535	5,260	3,080
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(1,121)		—	(298)
Currency translation adjustments and other movements	—	—	4	—	—	3
Profit attributable to ordinary and equity preference shareholders	5,876	4,999	4,975	3,519	1,544	5,169
Ordinary dividends paid	(3,250)	(1,928)	(2,689)	(3,250)	(1,928)	(2,689)
Equity preference dividends paid	(252)	(154)	—	(252)	(154)	—
Preference dividends—non-equity	—	—	(315)	—	—	(315)
Actuarial gains/(losses) recognised in retirement benefit schemes, net of tax	1,259	(555)	(1,136)	1	(1)	(3)
Share-based payments, net of tax	80	112	15	80	112	15
At 31 December	10,087	6,374	5,021	4,633	4,535	5,260

Shareholders’ equity at 31 December	37,936	34,510	34,320	22,431	21,311	23,998

Notes on the accounts continued

29 Shareholders’ equity (continued)
The merger reserve comprises the premium on shares issued to acquire NatWest less goodwill amortisation charged under previous GAAP. No share premium was recorded in the Bank financial statements through the operation of the merger relief provisions of the Companies Act 1985.

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account.

The Group optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the parent or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

30 Leases
Minimum amounts receivable and payable under non-cancellable leases

	2006				2005
	Year in which receipt or payment will occur				Year in which receipt or payment will occur
		After 1 year				After 1 year
	Within 1	but within	After 5		Within 1	but within	After 5
	year	5 years	years	Total	year	5 years	years	Total
Group	£m	£m	£m	£m	£m	£m	£m	£m
Finance lease assets:
Amounts receivable	1,235	4,331	11,166	16,732	1,297	4,733	11,604	17,634
Present value adjustment	(453)	(1,648)	(3,110)	(5,211)	(462)	(1,857)	(3,628)	(5,947)
Other movements	(22)	(80)	(295)	(397)	(26)	(136)	(231)	(393)
Present value amounts receivable	760	2,603	7,761	11,124	809	2,740	7,745	11,294
Operating lease assets:
Future minimum lease receivables:	430	1,522	1,661	3,613	645	1,862	1,632	4,139
Operating lease obligations:
Future minimum lease payables:
Premises	328	1,137	1,860	3,325	293	1,042	1,616	2,951
Equipment	7	6	—	13	10	11	—	21
	335	1,143	1,860	3,338	303	1,053	1,616	2,972
Amounts above include:
Obligations to fellow subsidiaries – Premises	7	28	63	98	7	28	70	105

	2006				2005
	Year in which receipt or payment will occur				Year in which receipt or payment will occur
		After 1 year				After 1 year
	Within 1	but within	After 5		Within 1	but within	After 5
	year	5 years	years	Total	year	5 years	years	Total
Bank	£m	£m	£m	£m	£m	£m	£m	£m
Operating lease obligations:
Future minimum lease payables:
Premises	110	403	970	1,483	89	332	812	1,233
Equipment	1	1	—	2	2	2	—	4
	111	404	970	1,485	91	334	812	1,237
Amounts above include:
Obligations to fellow subsidiaries – Premises	7	28	63	98	7	28	70	105

	2006	2005
Group	£m	£m
Nature of operating lease assets in balance sheet
Transportation	4,296	4,679
Cars and light commercial vehicles	1,204	978
Other	291	333
	5,791	5,990
Amounts recognised as income and expense(1)
Finance lease receivables – contingent rental income	(37)	(34)
Operating lease payables – minimum payments	352	315

Contracts for future capital expenditure not provided for at the year end
Operating leases	1,141	436

Finance lease receivables
Unearned finance income	5,211	5,947
Accumulated allowance for uncollectable minimum lease receivables	67	72

Bank
Amounts recognised as expense(2)
Operating lease payables – minimum payments	95	96

Note:
(1)	In the year ended 31 December 2004 contingent rental income amounted to £51 million and minimum operating lease payments amounted to £303 million.
(2)	In the year ended 31 December 2004 minimum operating lease payments amounted to £86 million.

Residual value exposures
The tables below give details of the unguaranteed residual values included in the carrying value of finance lease receivables (see above) and operating lease assets (see Note 17).

	Group
	Year in which residual value will be recovered
		After 1 year	After 2 years
	Within 1	but within	but within	After 5
	year	2 years	5 years	years	Total
2006	£m	£m	£m	£m	£m
Operating leases
Transportation	78	51	1,031	1,543	2,703
Cars and light commercial vehicles	168	295	329	—	792
Other	13	30	77	24	144
Finance leases	22	22	58	295	397
	281	398	1,495	1,862	4,036

2005
Operating leases
Transportation	122	246	751	2,138	3,257
Cars and light commercial vehicles	612	115	77	—	804
Other	26	21	84	21	152
Finance leases	26	32	104	231	393
	786	414	1,016	2,390	4,606

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property; renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

Notes on the accounts continued

31 Collateral
Securities repurchase agreements and lending transactions
The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities fall below a predetermined level. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Treasury and other eligible bills	1,426	896	1,201	172
Debt securities	58,874	53,475	26,488	23,108
	60,300	54,371	27,689	23,280

All of the above securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £124.7 billion (2005 - £105.6 billion), of which £107.2 billion (2005 – £85.6 billion) had been resold or repledged as collateral for the Group’s own transactions.

Other collateral given

	Group		Bank
	2006	2005	2006	2005
Assets charged as security for liabilities	£m	£m	£m	£m
Loans and advances to customers	44,966	27,092	5,610	3,234
Debt securities	8,560	9,578	—	—
Property, plant and equipment	42	77	—	—
Loans to banks	469	—	469	—
Other	33	16	32	—
	54,070	36,763	6,111	3,234

	Group		Bank
	2006	2005	2006	2005
Liabilities secured by charges on assets	£m	£m	£m	£m
Deposits by banks	11,492	11,084	—	—
Customer accounts	7,095	6,761	5,893	657
Debt securities in issue	27,368	10,985	—	—
Other	45	20	21	3
	46,000	28,850	5,914	660

32 Risk management
Risk Management is conducted on an overall basis within the RBS Group. Therefore in the discussion on risk management (pages 58 to 62) references to “the Group” or “Group” Board and committees are to the RBS Group.

Governance framework
The Board sets the overall risk appetite and philosophy for the Group. Various Board and executive sub-committees support these goals, as follows:

•
Group Audit Committee is a committee comprising independent non-executive directors that supports the Board in carrying out its responsibilities for financial reporting including accounting policies and in respect of internal control and risk assessment. The Group Audit Committee monitors the ongoing process of the identification, evaluation and management of all significant risks throughout the Group. The Committee is supported by Group Internal Audit which provides an independent assessment of the design, adequacy and effectiveness of the Group’s internal controls.

•	Advances Committee is a board committee that deals with all transactions that exceed the Group Credit Committee’s delegated authority.

In addition to the responsibilities at Board level, operational authority and oversight is delegated to the Group Executive Management Committee (“GEMC”), which is responsible for implementing a risk management framework consistent with the Board’s risk appetite. The GEMC, in turn, is supported by the following committees:

•
Group Risk Committee(“GRC”) is an executive risk governance committee which recommends and approves limits, processes and policies in respect of the effective management of all material non-balance sheet risks across the Group.

•
Group Credit Committee(“GCC”) is responsible for approving credit proposals under authority delegated to it by the Board. Credit proposals exceeding the authority of GCC are referred to the Advances Committee. The GCC in turn delegates authority to divisional credit committees.

•
Group Asset and Liability Management Committee(“GALCO”), is an executive committee which is responsible for reviewing the balance sheet, funding, liquidity, structural foreign exchange, capital adequacy and capital raising across the Group as well as interest rate risk in the banking book. In addition, GALCO monitors and reviews external, economic and environmental changes affecting such risks.

These Committees are supported by Group Internal Audit and also two dedicated group level functions, Group Risk Management (“GRM”), which has responsibility for credit, market, regulatory and enterprise risk and Group Treasury which is responsible for the management of the Group’s balance sheet, capital raising, intra group credit exposure, liquidity and hedging policies. Both functions report to GEMC and the Group Board through the Group Finance Director and play an active role in assessing and monitoring the effectiveness of the divisional risk management functions. Heads of Group Risk Management and Internal Audit have direct access to the Group Chief Executive and the Chairman of the Group Audit Committee.

Financial risk management policies and objectives

The Board establishes the overall governance framework for risk management and sets the risk appetite and philosophy for the Group.

The principal financial risks that the Group manages are as follows:

•	Credit risk: is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.

•	Liquidity risk: is the risk that the Group is unable to meet its obligations as they fall due.

•	Market risk: the Group is exposed to market risk because of positions held in its trading portfolios and its non-trading businesses.

Credit risk

The objective of credit risk management is to enable the Group to achieve appropriate risk versus reward performance whilst maintaining credit risk exposure in line with approved risk appetite.

The key principles for credit risk management as defined in the Group’s Credit Risk Management Framework are set out below:

•	Approval of all credit exposure is granted prior to any advance or extension of credit.

•
An appropriate credit risk assessment of the customer and credit facilities is undertaken prior to approval of credit exposure. This includes a review of, amongst other things, the purpose of the credit and sources of repayment, compliance with affordability tests, repayment history, capacity to repay, sensitivity to economic and market developments and risk-adjusted return.

•	The Board delegates authority to Advances Committee, Group Credit Committee and divisional credit committees.

•
Credit risk authority must be specifically granted in writing to all individuals involved in the granting of credit approval, whether this is exercised personally or collectively as part of a credit committee. In exercising credit authority, the individuals act independently.

Notes on the accounts continued

32 Risk management (continued)
•	Where credit authority is exercised personally, the individual has no responsibility or accountability for related business revenue origination.

•
All credit exposures, once approved, are effectively monitored and managed and reviewed periodically against approved limits. Lower quality exposures are subject to a greater frequency of analysis and assessment.

•	Customers with emerging credit problems are identified early and classified accordingly. Remedial actions are implemented promptly to minimise the potential loss to the Group.

•	Portfolio analysis and reporting is used to identify and manage credit risk concentrations and credit risk quality migration.

Credit approval process
Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment and approval. Credit authority is not extended to relationship management.

Credit risk models
Credit risk models are used throughout the Group to support the analytical elements of the credit risk management framework, in particular the risk assessment part of the credit approval process, ongoing monitoring as well as portfolio analysis and reporting. Credit risk models used by the Group can be broadly grouped into four categories.

•
Probability of default (“PD”)/customer credit grade– these models assess the probability that the customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Each customer is assigned an internal credit grade which corresponds to a probability of default. There are a number of different credit grading models in use across the Group, each of which considers particular characteristics of customer types in that portfolio. The credit grading models use a combination of quantitative inputs, such as recent financial performance and customer behaviour, and qualitative inputs, such as company management performance or sector outlook.

Every customer credit grade across all grading scales in the Group can be mapped to a Group level credit grade which uses a five band scale from AQ1 to AQ5.

•
Exposure at default (“EAD”)– these models estimate the expected level of utilisation of a credit facility at the time of a borrower’s default. The EAD will typically be higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not normally exceed the total facility limit. The methodologies used in EAD modelling recognise that customers may make more use of their existing credit facilities in the run up to a default.

•
Loss given default (“LGD”)– these models estimate the economic loss that may be suffered by the Group on a credit facility in the event of default. The LGD of a facility represents the amount of debt which cannot be recovered and is typically expressed as a percentage of the EAD. The Group’s LGD models take into account the type of borrower, facility and any risk mitigation such as security or collateral held. The LGD may also be affected by the industry sector of the borrower, the legal jurisdiction in which the borrower operates as well as general economic conditions which may impact the value of any assets held as security.

•
Credit risk exposure measurement– these models calculate the credit risk exposure for products where the exposure is not 100% of the gross nominal amount of the credit obligation. These models are most commonly used for derivative and other traded instruments where the amount of credit risk exposure may be dependent on external variables such as interest rates or foreign exchange rates.

Credit risk assets
Credit risk assets are an internal risk measure of the Group’s exposure to customers. These consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables, debt securities and other traded instruments.

Credit risk asset quality
Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on various credit grading models that reflect the probability of default. All credit ratings across the Group map to a Group level asset quality scale.

Provision analysis
The Group’s consumer portfolios, which consist of small value, high volume credits, have highly efficient, largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods.

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis.

Early and active management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Portfolio provisions are reassessed regularly as part of the Group’s ongoing monitoring process.

Provisions methodology
Provisions for impairment losses are assessed under three categories as described below:

Individually assessed provisions are the provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantor. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

Collectively assessed provisions are the provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.

Latent loss provisions are the provisions held against the estimated impairment in the performing portfolio which has yet to be identified as at the balance sheet date. To assess the latent loss within the portfolio, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Liquidity risk
Liquidity management within the Group focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations. It is undertaken within limits and other policy parameters set by Group Asset and Liability Management Committee (GALCO).

The structure of the Group’s balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total short-term wholesale sources of funds within prudent levels.

The degree of maturity mismatch within the overall long-term structure of the Group’s assets and liabilities is managed within internal policy guidelines, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities. The short-term maturity structure of the Group’s assets and liabilities is managed on a daily basis to ensure that all material cash flow obligations, and potential cash flows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or the sale or repurchase of debt securities held.

Short-term liquidity risk is managed on a consolidated basis for the whole Group including the Greenwich companies but excluding the activities of Citizens and insurance businesses, which are subject to regulatory regimes that necessitate local management of liquidity.

Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group’s overall liquidity risk position within the Group’s policy parameters.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers and significant cash outflows therefrom are also reviewed to monitor concentration and identify any adverse trends.

Market risk
Market risk is defined as the risk of loss as a result of adverse changes in risk factors including interest rates, foreign currency and equity prices together with related parameters such as market volatilities.

The Group is exposed to market risk because of positions held in its trading portfolios as well as its non-trading business including the Group’s treasury operations.

Value-at-risk (“VaR”)
VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one day and a confidence level of 95%. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group’s method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous 500 trading days market data. The Group’s VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

•
Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

Notes on the accounts continued

32 Risk management (continued)
The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group’s intra-day exposure; such as the calculation of the VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated.

Trading
The principal focus of the Group’s trading activities is client facilitation – providing products to the Group’s client base at competitive prices. The Group also undertakes: market making –quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage –entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The main risk factors are interest rates, credit spreads and foreign exchange. Financial instruments held in the Group’s trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group’s accounting policies for derivative financial instruments, see Accounting policies.

The VaR for the trading portfolios of the Bank and its subsidiaries segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2006				2005
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	8.7	10.2	15.0	5.7	7.3	7.4	10.9	5.1
Credit spread	13.2	14.1	15.7	10.4	11.4	11.8	14.4	8.8
Currency	2.2	2.5	3.5	1.0	1.8	1.4	10.7	0.5
Equity and commodity	1.4	1.6	4.3	0.6	0.5	0.7	1.1	0.2
Diversification		(12.8)				(8.5)
Total trading VaR	14.2	15.6	18.9	10.4	13.0	12.8	16.5	9.9

Non-trading
The principal market risks arising from the Group’s non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in its retail and commercial banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group’s investments in overseas subsidiaries, associates and branches. The Group’s venture capital portfolio and investments held by its general insurance business are the principal sources of non-trading equity price risk. The Group’s portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposits and other debt securities issued, loan capital and derivatives. To reflect their distinct nature, the Group’s long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

•	Interest rate risk
Non-trading interest rate risk arises from the Group’s treasury activities and retail and commercial banking businesses.

Treasury
The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives.

Retail and commercial banking
Non-trading interest rate risk is calculated in each business on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each division, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly property, plant and equipment and the Group’s capital and reserves, spread over medium and longer term maturities. This report also includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group’s trading portfolios but without discount factors. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed within limits approved by GALCO through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through the Group’s treasury function. The residual risk position is reported to divisional asset and liability committees, GALCO and Board.

•	Currency risk
The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging liabilities.

The table below sets out the structural foreign currency exposures of the Bank and its subsidiaries.

	2006			2005
		Foreign			Foreign
		currency	Structural		currency	Structural
	Net investments	borrowings	foreign	Net investments	borrowings	foreign
	in foreign	hedging net	currency	in foreign	hedging net	currency
	operations	investments	exposures	operations	investments	exposures
	£m	£m	£m	£m	£m	£m
US dollar	15,034	4,475	10,559	15,449	5,724	9,725
Euro	2,942	1,616	1,326	2,200	18	2,182
Swiss franc	462	457	5	431	430	1
Other non-sterling	132	107	25	76	72	4
	18,570	6,655	11,915	18,156	6,244	11,912

The increase in the US dollar open structural foreign currency exposure over 2005 was created in order to minimise the impact of movements in the US dollar exchange rate against sterling on the Group’s capital ratios.

•	Equity risk
Non-trading equity risk arises principally from the Group’s strategic investments and its venture capital activities.

VaR is not an appropriate risk measure for the Group’s venture capital investments, which comprise a mix of quoted and unquoted investments, or its portfolio of strategic investments. These investments are carried at fair value with changes in fair value recorded in profit or loss, or equity.

Notes on the accounts continued

33 Financial instruments
Remaining maturity

	Group
	1 month	1-3	3-12	1-5	Over 5	Equity
	or less	months	months	years	years	shares	Total
2006	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	6,121	—	—	—	—	—	6,121
Treasury and other eligible bills	744	1,181	3,573	—	—	—	5,498
Loans and advances to banks	62,888	9,641	5,619	96	292	—	78,536
Loans and advances to customers	167,049	47,505	48,281	63,828	141,843	—	468,506
Debt securities	8,000	4,863	11,197	28,866	68,252	—	121,178
Equity shares	—	—	—	—	—	5,443	5,443
Settlement balances	7,425	—	—	—	—	—	7,425
Derivatives	6,018	7,720	14,269	39,940	48,776	—	116,723

Liabilities
Deposits by banks	86,874	15,270	22,205	6,084	1,309	—	131,742
Customer accounts	324,718	27,284	22,155	7,001	3,562	—	384,720
Debt securities in issue	19,573	11,504	8,543	20,542	22,444	—	82,606
Settlement balances and short positions	25,102	447	901	14,719	8,307	—	49,476
Derivatives	5,805	8,943	15,333	40,229	47,803	—	118,113
Subordinated liabilities	746	150	2,947	8,693	15,250	—	27,786

2005
Assets
Cash and balances at central banks	4,759	—	—	—	—	—	4,759
Treasury and other eligible bills	779	1,252	3,507	—	—	—	5,538
Loans and advances to banks	45,115	13,552	7,298	265	338	—	66,568
Loans and advances to customers	139,789	50,023	41,514	67,353	120,241	—	418,920
Debt securities	2,223	8,075	10,464	22,823	71,726	—	115,311
Equity shares	—	—	—	—	—	5,040	5,040
Settlement balances	6,005	—	—	—	—	—	6,005
Derivatives	4,820	7,282	11,779	31,667	40,124	—	95,672

Liabilities
Deposits by banks	69,383	17,687	13,272	8,153	1,394	—	109,889
Customer accounts	286,738	29,743	14,502	8,698	3,159	—	342,840
Debt securities in issue	19,272	20,998	24,242	14,617	7,093	—	86,222
Settlement balances and short positions	16,533	569	1,696	15,950	9,240	—	43,988
Derivatives	4,968	6,734	12,743	32,122	39,938	—	96,505
Subordinated liabilities	530	400	3,144	7,124	17,224	—	28,422

	Bank
	1 month	1-3	3-12	1-5	Over 5	Equity
	or less	months	months	years	years	shares	Total
2006	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	3,694	—	—	—	—	—	3,694
Treasury and other eligible bills	876	1,157	3,332	—	5	—	5,370
Loans and advances to banks	55,838	11,596	7,296	1,530	2,243	—	78,503
Loans and advances to customers	122,250	42,083	24,749	24,077	31,659	—	244,818
Debt securities	8,121	4,191	10,277	17,087	34,602	—	74,278
Equity shares	—	—	—	—	—	3,368	3,368
Settlement balances	3,829	—	—	—	—	—	3,829
Derivatives	5,809	7,719	14,217	39,999	49,343	—	117,087

Liabilities
Deposits by banks	107,107	17,088	21,550	3,233	761	—	149,739
Customer accounts	127,146	22,261	10,332	9,159	3,806	—	172,704
Debt securities in issue	8,330	8,121	6,512	13,622	5,229	—	41,814
Settlement balances and short positions	22,235	412	131	582	1,847	—	25,207
Derivatives	5,527	8,894	15,329	40,379	48,128	—	118,257
Subordinated liabilities	746	150	1,213	6,670	13,624	—	22,403

2005
Assets
Cash and balances at central banks	2,102	—	—	—	—	—	2,102
Treasury and other eligible bills	756	1,213	2,798	—	—	—	4,767
Loans and advances to banks	33,105	15,804	10,355	1,611	3,481	—	64,356
Loans and advances to customers	115,307	38,817	16,375	13,676	28,826	—	213,001
Debt securities	1,588	7,868	8,920	14,585	33,155	—	66,116
Equity shares	—	—	—	—	—	3,208	3,208
Settlement balances	2,068	—	—	—	—	—	2,068
Derivatives	4,742	7,167	11,723	31,535	40,474	—	95,641

Liabilities
Deposits by banks	81,996	18,559	11,404	2,557	1,075	—	115,591
Customer accounts	104,767	15,848	1,786	3,424	4,531	—	130,356
Debt securities in issue	10,348	17,865	19,241	11,414	5,936	—	64,804
Settlement balances and short positions	13,469	346	992	871	6,734	—	22,412
Derivatives	4,844	6,707	12,780	32,333	40,175	—	96,839
Subordinated liabilities	193	396	1,518	4,684	15,210	—	22,001

Notes on the accounts continued

33 Financial instruments (continued)
Interest rate sensitivity
The following tables summarise the interest rate sensitivity gap for the Group and the Bank at 31 December 2006 and at 31 December 2005. The tables show the contractual repricing for each category of asset, liability and off-balance sheet items in the banking book. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset (or positive) gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. The actual interest rate sensitivity of the Group’s earnings will be determined by the currency and contractual or behavioural profile of assets and liabilities, in addition to the size and timing of interest rate movements. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

	Group
	3 months or less	After 3 months but less than 6 months	After 6 months but less than 1 year	After 1 year but less than 5 years	Over 5 years	Total interest bearing	Yield	Non interest earning/ bearing	Fair value through profit or loss	Banking book	Trading book	Total
2006	£m	£m	£m	£m	£m	£m	%	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	18,536	784	1,202	105	55	20,682	4.42	3,252	376	24,310	54,226	78,536
Loans and advances
to customers	258,804	14,367	12,815	48,415	36,981	371,382	6.13	17,590	1,327	390,299	78,207	468,506
Debt securities and
treasury bills	6,003	1,877	1,444	3,166	11,241	23,731	4.91	3	3,064	26,798	99,878	126,676
Other assets	3,242	—	—	—	—	3,242	—	44,062	590	47,894	126,615	174,509
Total assets	286,585	17,028	15,461	51,686	48,277	419,037	5.94	64,907	5,357	489,301	358,926	848,227
Liabilities and equity
Deposits by banks	52,053	26	2,502	474	1,108	56,163	4.74	1,625	—	57,788	73,954	131,742
Customer accounts	263,295	7,821	6,365	6,623	1,586	285,690	3.31	37,355	1,677	324,722	59,998	384,720
Debt securities in issue	60,477	2,516	2,133	1,071	1,673	67,870	4.50	243	10,499	78,612	3,994	82,606
Subordinated liabilities	6,752	1,229	273	4,834	14,232	27,320	5.56	—	124	27,444	342	27,786
Other liabilities	—	—	—	—	—	—	—	16,188	—	16,188	167,249	183,437
Shareholders’ equity	—	—	—	—	—	—	—	36,120	—	36,120	1,816	37,936
Internal funding of trading business	(43,864)	(5,443)	(92)	(2,009)	—	(51,408)	4.78	(165)	—	(51,573)	51,573	—
Total liabilities and equity	338,713	6,149	11,181	10,993	18,599	385,635	3.69	91,366	12,300	489,301	358,926	848,227

Interest rate swaps	18,777	(4,371)	(10,626)	(11,528)	7,748	—		—	—
Interest rate sensitivity gap	(33,351)	6,508	(6,346)	29,165	37,426	33,402		(26,459)	(6,943)
Cumulative interest rate
sensitivity gap	(33,351)	(26,843)	(33,189)	(4,024)	33,402	33,402		(6,943)	—

2005
Assets
Loans and advances to banks	13,461	1,216	1,727	85	69	16,558	3.73	4,054	282	20,894	45,674	66,568
Loans and advances
to customers	233,124	14,046	12,169	49,967	33,141	342,447	5.48	15,206	616	358,269	60,651	418,920
Debt securities and
treasury bills	10,854	3,103	428	1,487	19,314	35,186	3.81	446	1,568	37,200	83,649	120,849
Other assets	—	—	—	—	—	—		45,527	460	45,987	104,998	150,985
Total assets	257,439	18,365	14,324	51,539	52,524	394,191	5.25	65,233	2,926	462,350	294,972	757,322

Liabilities and equity
Deposits by banks	54,169	2,880	1,507	776	796	60,128	3.96	2,122	—	62,250	47,639	109,889
Customer accounts	233,626	5,735	8,145	8,427	3,069	259,002	2.55	37,344	1,445	297,791	45,049	342,840
Debt securities in issue	61,445	4,212	3,586	709	807	70,759	4.16	—	11,068	81,827	4,395	86,222
Subordinated liabilities	5,419	1,494	118	5,731	15,041	27,803	4.69	116	150	28,069	353	28,422
Other liabilities	—	—	—	—	—	—	—	15,591	—	15,591	139,848	155,439
Shareholders’ equity	—	—	—	—	—	—		32,850	—	32,850	1,660	34,510
Internal funding of trading business	(48,393)	(4,913)	(1,800)	(9)	—	(55,115)	—	(913)	—	(56,028)	56,028	—
Total liabilities and equity	306,266	9,408	11,556	15,634	19,713	362,577	3.67	87,110	12,663	462,350	294,972	757,322

Interest rate swaps	(13,652)	(2,849)	(1,508)	1,182	16,827	—		—	—
Interest rate sensitivity gap	(62,479)	6,108	1,260	37,087	49,638	31,614		(21,877)	(9,737)
Cumulative interest rate
sensitivity gap	(62,479)	(56,371)	(55,111)	(18,024)	31,614	31,614		9,737	—

						Bank
		After 3	After 6	After 1					Fair
		months	months	year		Total		Non	value
		but less	but less	but less		interest		interest	through
	3 months	than	than	than	Over 5	earning		earning	profit	Banking	Trading
	or less	6 months	1 year	5 years	years	/bearing	Yield	/bearing	or loss	book	book	Total
2006	£m	£m	£m	£m	£m	£m	%	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	23,458	4,165	1,158	1,174	1,497	31,452	5.94	298	—	31,750	46,753	78,503
Loans and advances
to customers	132,999	13,132	5,005	24,177	10,737	186,050	5.13	9,639	243	195,932	48,886	244,818
Debt securities and
treasury bills	3,815	1,365	720	671	1,243	7,814	5.21	143	569	8,526	71,122	79,648
Other assets	2,001	—	—	—	—	2,001		31,807	—	33,808	121,156	154,964
Total assets	162,273	18,662	6,883	26,022	13,477	227,317	5.20	41,887	812	270,016	287,917	557,933

Liabilities and equity
Deposits by banks	84,793	1,117	3,036	2,799	686	92,431	4.66	1,173	—	93,604	56,135	149,739
Customer accounts	120,503	2,073	685	2,648	1,696	127,605	2.87	5,957	14	133,576	39,128	172,704
Debt securities in issue	24,925	1,733	1,794	772	—	29,224	5.29	193	10,355	39,772	2,042	41,814
Subordinated liabilities	5,318	1,025	—	3,395	12,541	22,279	5.62	—	124	22,403	—	22,403
Other liabilities	—	—	—	—	—	—	—	8,029	—	8,029	140,813	148,842
Shareholders’ equity	—	—	—	—	—	—	—	22,351	—	22,351	80	22,431
Internal funding of trading business	(41,797)	(5,443)	(92)	(2,009)	—	(49,341)	4.82	(378)	—	(49,719)	49,719	—
Total liabilities and equity	193,742	505	5,423	7,605	14,923	222,198	3.78	37,325	10,493	270,016	287,917	557,933

Interest rate swaps	(3,914)	(5,787)	(10,427)	6,892	13,236	—	—	—	—
Interest rate sensitivity gap	(35,383)	12,370	(8,967)	25,309	11,790	5,119		4,562	(9,681)
Cumulative interest rate
sensitivity gap	(35,383)	(23,013)	(31,980)	(6,671)	5,119	5,119		9,681	—

2005
Assets
Loans and advances to banks	19,832	4,948	1,774	1,550	2,184	30,288	2.74	1,035	—	31,323	33,033	64,356
Loans and advances
to customers	124,072	9,714	3,985	19,528	11,871	169,170	4.33	6,001	20	175,191	37,810	213,001
Debt securities and
treasury bills	7,747	2,937	216	1,106	548	12,554	4.33	116	758	13,428	57,455	70,883
Other assets	—	—	—	—	—	—		30,751	—	30,751	98,308	129,059
Total assets	151,651	17,599	5,975	22,184	14,603	212,012	4.10	37,903	778	250,693	226,606	477,299

Liabilities and equity
Deposits by banks	75,063	2,851	1,896	2,648	756	83,214	4.29	1,703	—	84,917	30,674	115,591
Customer accounts	90,246	807	765	1,863	771	94,452	2.25	11,605	17	106,074	24,282	130,356
Debt securities in issue	47,302	1,991	2,561	570	21	52,445	4.44	—	10,890	63,335	1,469	64,804
Subordinated liabilities	3,913	1,494	118	3,057	13,171	21,753	6.60	98	150	22,001	—	22,001
Other liabilities	—	—	—	—	—	—		7,974	—	7,974	115,262	123,236
Shareholders’ equity	—	—	—	—	—	—		21,265	—	21,265	46	21,311
Internal funding of trading business	(47,237)	(4,913)	(1,800)	(9)	—	(53,959)	3.99	(914)	—	(54,873)	54,873	—
Total liabilities and equity	169,287	2,230	3,540	8,129	14,719	197,905	3.73	41,731	11,057	250,693	226,606	477,299

Interest rate swaps	(13,652)	(2,849)	(1,508)	1,182	16,827	—		—	—
Interest rate sensitivity gap	(31,288)	12,520	927	15,237	16,711	14,107		(3,828)	(10,279)
Cumulative interest rate
sensitivity gap	(31,288)	(18,768)	(17,841)	(2,604)	14,107	14,107		10,279	—

Notes on the accountscontinued

33 Financial instruments (continued)
Trading book
The tables below set out by time band the net effect on the Group’s and Bank’s profit or loss of a basis point (0.01%) increase in interest rates, assuming all trading positions remain unchanged.

	Group
		After 3	After 6	After 1
		months but	months but	year but
	3 months	less than	less than	less than	Over 5
	or less	6 months	1 year	5 years	years	Total
2006	£000	£000	£000	£000	£000	£000
Gain/(loss) per basis point increase	187	102	110	(2,033)	763	(871)

2005
(Loss)/gain per basis point increase	(487)	(40)	180	(1,631)	1,146	(832)

	Bank
		After 3	After 6	After 1
		months but	months but	year but
	3 months	less than	less than	less than	Over 5
	or less	6 months	1 year	5 years	years	Total
2006	£000	£000	£000	£000	£000	£000
Gain/(loss) per basis point increase	360	208	225	(1,466)	197	(476)

2005
(Loss)/gain per basis point increase	(537)	(26)	(291)	(672)	645	(881)

Financial assets and liabilities designated as at fair value through profit or loss

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Net gain/(loss) in year recognised in other operating income	344	62	(507)	(243)

The following table shows the carrying values and the fair values of financial instruments on the balance sheet.

	Group				Bank
	2006	2006	2005	2005	2006	2006	2005	2005
	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value	value	value
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Cash and balances at central banks	6,121	6,121	4,759	4,759	3,694	3,694	2,102	2,102

Treasury and other eligible bills
Held-for-trading	4,516	4,516	3,004	3,004	4,437	4,437	2,279	2,279
Available-for-sale	982	982	2,534	2,534	933	933	2,488	2,488
	5,498	5,498	5,538	5,538	5,370	5,370	4,767	4,767

Loans and advances to banks
Held-for-trading	52,735	52,735	44,964	44,964	46,248	46,248	33,045	33,045
Designated as at fair value through profit or loss	376	376	282	282	—	—	—	—
Loans and receivables	25,425	25,401	21,322	21,318	32,255	32,234	31,311	31,311
	78,536	78,512	66,568	66,564	78,503	78,482	64,356	64,356

Loans and advances to customers
Held-for-trading	73,696	73,696	55,091	55,091	55,667	55,667	41,313	41,313
Designated as at fair value through profit or loss	1,327	1,327	616	616	243	243	20	20
Loans and receivables	381,962	383,046	351,481	355,176	188,908	189,027	171,668	171,732
Finance leases	11,521	11,504	11,732	11,732	—	—	—	—
	468,506	469,573	418,920	422,615	244,818	244,937	213,001	213,065

Debt securities
Held-for-trading	95,193	95,193	80,653	80,653	68,050	68,050	55,175	55,175
Designated as at fair value through profit or loss	3,433	3,433	1,568	1,568	938	938	758	758
Available-for-sale	21,991	21,991	32,302	32,302	5,290	5,290	10,183	10,183
Loans and receivables	561	561	788	788	—	—	—	—
	121,178	121,178	115,311	115,311	74,278	74,278	66,116	66,116

Equity shares
Held-for-trading	3,038	3,038	2,941	2,941	2,996	2,996	2,915	2,915
Designated as at fair value through profit or loss	590	590	460	460	—	—	—	—
Available-for-sale	1,815	1,815	1,639	1,639	372	372	293	293
	5,443	5,443	5,040	5,040	3,368	3,368	3,208	3,208

Settlement balances	7,425	7,425	6,005	6,005	3,829	3,829	2,068	2,068

Derivatives	116,723	116,723	95,672	95,672	117,087	117,087	95,641	95,641

Notes on the accounts continued

33 Financial instruments (continued)

	Group				Bank
	2006	2006	2005	2005	2006	2006	2005	2005
	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value	value	value
	£m	£m	£m	£m	£m	£m	£m	£m
Financial liabilities
Deposits by banks
Held-for-trading	57,452	57,452	32,067	32,067	66,805	66,805	32,467	32,467
Amortised cost	74,290	74,107	77,822	77,696	82,934	82,933	83,124	83,116
	131,742	131,559	109,889	109,763	149,739	149,738	115,591	115,583
Customer accounts
Held-for-trading	48,057	48,057	35,696	35,696	37,151	37,151	28,982	28,982
Designated as at fair value through profit or loss	1,677	1,677	1,445	1,445	14	14	17	17
Amortised cost	334,986	334,767	305,699	306,412	135,539	135,511	101,357	101,144
	384,720	384,501	342,840	343,553	172,704	172,676	130,356	130,143
Debt securities in issue
Held-for-trading	2,141	2,141	1,469	1,469	2,058	2,058	1,469	1,469
Designated as at fair value through profit or loss	10,499	10,499	11,068	11,068	10,355	10,355	10,890	10,890
Amortised cost	69,966	70,229	73,685	73,891	29,401	29,401	52,445	52,446
	82,606	82,869	86,222	86,428	41,814	41,814	64,804	64,805
Subordinated liabilities
Designated as at fair value through profit or loss	124	124	150	150	124	124	150	150
Amortised cost	27,662	28,738	28,272	29,621	22,279	22,861	21,851	23,055
	27,786	28,862	28,422	29,771	22,403	22,985	22,001	23,205
Derivatives	118,113	118,113	96,505	96,505	118,257	118,257	96,839	96,839

Settlement balances and short positions	49,476	49,476	43,988	43,988	25,207	25,207	22,412	22,412

Industry risk - geographical analysis

	Group
	Loans and	Treasury bills, debt
	advances to banks	securities and					Netting
	and customers	equity shares	Derivatives	Other	(1)	Total	offset	(2)
2006	£m	£m	£m	£m		£m	£m
UK
Central and local government	7,629	27,446	345	1,624		37,044	1,553
Manufacturing	15,259	482	915	15		16,671	4,540
Construction	9,667	60	179	3		9,909	1,458
Finance	127,513	43,019	80,619	1,513		252,664	93,403
Service industry and business activities	57,895	2,865	2,616	642		64,018	5,289
Agriculture, forestry and fishing	2,819	1	3	—		2,823	99
Property	51,303	486	646	11		52,446	1,291
Individuals
Home mortgages	70,884	—	1	—		70,885	—
Other	27,269	221	29	—		27,519	61
Finance leases and instalment credit	14,218	5	—	—		14,223	189
Interest accruals	1,823	62	—	—		1,885	—
Total UK	386,279	74,647	85,353	3,808		550,087	107,883

US
Central and local government	435	24,006	—	102		24,543	1
Manufacturing	3,842	251	157	—		4,250	52
Construction	790	48	12	—		850	—
Finance	31,785	28,260	29,989	3,495		93,529	26,037
Service industry and business activities	10,678	1,247	168	—		12,093	22
Agriculture, forestry and fishing	64	—	—	—		64	—
Property	5,781	—	24	—		5,805	19
Individuals
Home mortgages	34,230	—	—	—		34,230	—
Other	11,643	—	—	—		11,643	—
Finance leases and instalment credit	2,282	—	—	—		2,282	—
Interest accruals	526	343	—	—		869	2
Total US	102,056	54,155	30,350	3,597		190,158	26,133

Europe
Central and local government	488	423	—	3		914	—
Manufacturing	4,067	—	—	—		4,067	—
Construction	2,751	—	—	—		2,751	—
Finance	5,989	1,297	860	17		8,163	7
Service industry and business activities	9,608	87	7	8		9,710	—
Agriculture, forestry and fishing	469	2	—	—		471	—
Property	8,781	21	—	—		8,802	—
Individuals
Home mortgages	13,661	—	—	—		13,661	—
Other	3,733	—	—	—		3,733	—
Finance leases and instalment credit	1,325	—	—	—		1,325	—
Interest accruals	221	—	—	—		221	—
Total Europe	51,093	1,830	867	28		53,818	7

Rest of the World
Central and local government	185	921	16	—		1,122	1
Manufacturing	129	—	3	—		132	3
Construction	80	—	—	—		80	—
Finance	6,113	587	106	7		6,813	2,271
Service industry and business activities	2,664	10	27	1		2,702	2
Agriculture, forestry and fishing	13	—	—	—		13	—
Property	1,250	19	1	—		1,270	—
Individuals
Home mortgages	273	—	—	—		273	—
Other	782	—	—	—		782	—
Finance leases and instalment credit	10	—	—	—		10	—
Interest accruals	44	—	—	—		44	—
Total Rest of the World	11,543	1,537	153	8		13,241	2,277

Notes on the accountscontinued

33 Financial instruments (continued)

	Group
	Loans and	Treasury bills, debt
	advances to banks	securities and					Netting
	and customers	equity shares	Derivatives	Other	(1)	Total	offset	(2)
2006	£m	£m	£m	£m		£m	£m
Total
Central and local government	8,737	52,796	361	1,729		63,623	1,555
Manufacturing	23,297	733	1,075	15		25,120	4,595
Construction	13,288	108	191	3		13,590	1,458
Finance	171,400	73,163	111,574	5,032		361,169	121,718
Service industry and business activities	80,845	4,209	2,818	651		88,523	5,313
Agriculture, forestry and fishing	3,365	3	3	—		3,371	99
Property	67,115	526	671	11		68,323	1,310
Individuals
Home mortgages	119,048	—	1	—		119,049	—
Other	43,427	221	29	—		43,677	61
Finance leases and instalment credit	17,835	5	—	—		17,840	189
Interest accruals	2,614	405	—	—		3,019	2
	550,971	132,169	116,723	7,441		807,304	136,300

Notes:
(1)	Includes settlement balances of £7,425 million.

(2)
This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

Industry risk - geographical analysis

	Group
	Loans and	Treasury bills, debt
	advances to banks	securities and		Settlement		Netting
	and customers	equity shares	Derivatives	balances	Total	offset	(1)
2005	£m	£m	£m	£m	£m	£m
UK
Central and local government	4,082	19,608	175	407	24,272	1,481
Manufacturing	14,861	418	1,088	—	16,367	3,640
Construction	8,389	29	126	—	8,544	1,224
Finance	97,778	43,762	66,141	1,620	209,301	77,206
Service industry and business activities	53,529	2,471	2,148	38	58,186	5,211
Agriculture, forestry and fishing	2,685	—	2	—	2,687	58
Property	41,074	384	1,123	—	42,581	1,568
Individuals
Home mortgages	65,286	—	3	—	65,289	—
Other	25,700	—	—	—	25,700	53
Finance leases and instalment credit	14,298	4	—	—	14,302	158
Interest accruals	1,536	747	—	—	2,283	—
Total UK	329,218	67,423	70,806	2,065	469,512	90,599

US
Central and local government	472	27,420	—	112	28,004	—
Manufacturing	3,369	89	91	—	3,549	6
Construction	730	30	8	—	768	—
Finance	33,811	24,670	21,023	3,817	83,321	22,059
Service industry and business activities	10,440	661	113	—	11,214	11
Agriculture, forestry and fishing	92	—	—	—	92	—
Property	5,215	5	39	—	5,259	15
Individuals
Home mortgages	34,783	922	—	—	35,705	—
Other	14,396	—	—	—	14,396	—
Finance leases and instalment credit	2,973	—	—	—	2,973	—
Interest accruals	424	194	—	—	618	2
Total US	106,705	53,991	21,274	3,929	185,899	22,093

Europe
Central and local government	297	301	—	—	598	—
Manufacturing	6,429	—	—	—	6,429	—
Construction	2,382	—	—	—	2,382	—
Finance	8,158	1,856	450	8	10,472	—
Service industry and business activities	9,908	10	11	—	9,929	—
Agriculture, forestry and fishing	514	—	—	—	514	—
Property	5,078	49	—	—	5,127	—
Individuals
Home mortgages	8,848	—	—	—	8,848	—
Other	3,545	105	—	—	3,650	—
Finance leases and instalment credit	1,311	—	—	—	1,311	—
Interest accruals	115	26	—	—	141	—
Total Europe	46,585	2,347	461	8	49,401	—

Rest of the World
Central and local government	243	1,709	1,379	—	3,331	—
Manufacturing	102	—	7	—	109	1
Construction	65	—	—	—	65	—
Finance	3,678	462	1,728	3	5,871	896
Service industry and business activities	1,610	24	17	—	1,651	—
Agriculture, forestry and fishing	3	—	—	—	3	—
Property	112	—	—	—	112	1
Individuals
Home mortgages	216	—	—	—	216	—
Other	792	—	—	—	792	—
Interest accruals	45	—	—	—	45	—
Total Rest of the World	6,866	2,195	3,131	3	12,195	898

Notes on the accounts continued

33 Financial instruments (continued)
    Industry risk - geographical analysis

			Group
	Loans and	Treasury bills, debt
	advances to banks	securities and		Settlement		Netting
	and customers	equity shares	Derivatives	balances	Total	offset	(1)
2005	£m	£m	£m	£m	£m	£m
Total
Central and local government	5,094	49,038	1,554	519	56,205	1,481
Manufacturing	24,761	507	1,186	—	26,454	3,647
Construction	11,566	59	134	—	11,759	1,224
Finance	143,425	70,750	89,342	5,448	308,965	100,161
Service industries and business activities	75,487	3,166	2,289	38	80,980	5,222
Agriculture, forestry and fishing	3,294	—	2	—	3,296	58
Property	51,479	438	1,162	—	53,079	1,584
Individuals
Home mortgages	109,133	922	3	—	110,058	—
Other	44,433	105	—	—	44,538	53
Finance leases and instalment credit	18,582	4	—	—	18,586	158
Interest accruals	2,120	967	—	—	3,087	2
	489,374	125,956	95,672	6,005	717,007	113,590

Note:
(1)
This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

			Bank
	Loans and	Treasury bills, debt
	advances to banks	securities and		Settlement		Netting
	and customers	equity shares	Derivatives	balances	Total	offset	(1)
2006	£m	£m	£m	£m	£m	£m
UK
Central and local government	5,258	26,016	341	1,624	33,239	504
Manufacturing	7,222	466	837	15	8,540	1,366
Construction	4,330	56	146	3	4,535	691
Finance	163,937	41,747	82,097	1,502	289,283	93,087
Service industry and business activities	34,137	2,388	2,421	642	39,588	1,582
Agriculture, forestry and fishing	786	—	2	—	788	65
Property	29,824	429	720	11	30,984	546
Individuals
Home mortgages	35,549	—	—	—	35,549	—
Other	8,635	30	26	—	8,691	1
Finance leases and instalment credit	1,085	1	—	—	1,086	83
Interest accruals	1,304	60	—	—	1,364	—
Total UK	292,067	71,193	86,590	3,797	453,647	97,925

US
Central and local government	93	365	—	—	458	1
Manufacturing	1,189	2	157	—	1,348	52
Construction	259	—	12	—	271	—
Finance	6,925	9,071	29,770	29	45,795	24,771
Service industry and business activities	4,355	604	109	—	5,068	23
Property	385	—	24	—	409	19
Finance leases and instalment credit	113	—	—	—	113	—
Interest accruals	45	47	—	—	92	—
Total US	13,364	10,089	30,072	29	53,554	24,866

Europe
Central and local government	220	114	—	3	337	—
Manufacturing	2,936	—	—	—	2,936	—
Construction	437	—	—	—	437	—
Finance	1,206	95	272	—	1,573	4
Service industry and business activities	4,515	—	1	—	4,516	—
Property	2,697	—	—	—	2,697	—
Individuals
Home mortgages	2	—	—	—	2	—
Other	1	—	—	—	1	—
Finance leases and instalment credit	—	—	—	—	—	—
Interest accruals	76	—	—	—	76	—
Total Europe	12,090	209	273	3	12,575	4

Rest of the World
Central and local government	185	920	16	—	1,121	1
Manufacturing	129	—	3	—	132	3
Construction	61	—	—	—	61	—
Finance	2,636	587	107	—	3,330	2,271
Service industry and business activities	2,644	2	25	—	2,671	1
Agriculture, forestry and fishing	13	—	—	—	13	—
Property	1,250	19	1	—	1,270	—
Individuals
Home mortgages	183	—	—	—	183	—
Other	1	—	—	—	1	—
Finance leases and instalment credit	10	—	—	—	10	—
Interest accruals	41	—	—	—	41	—
Total Rest of the World	7,153	1,528	152	—	8,833	2,276

Notes on the accounts continued

33 Financial instruments (continued)

			Bank
	Loans and	Treasury bills, debt
	advances to banks	securities and		Settlement		Netting
	and customers	equity shares	Derivatives	balances	Total	offset	(1)
2006	£m	£m	£m	£m	£m	£m
Total
Central and local government	5,756	27,415	357	1,627	35,155	506
Manufacturing	11,476	468	997	15	12,956	1,421
Construction	5,087	56	158	3	5,304	691
Finance	174,704	51,500	112,246	1,531	339,981	120,133
Service industry and business activities	45,651	2,994	2,556	642	51,843	1,606
Agriculture, forestry and fishing	799	—	2	—	801	65
Property	34,156	448	745	11	35,360	565
Individuals
Home mortgages	35,734	—	—	—	35,734	—
Other	8,637	30	26	—	8,693	1
Finance leases and instalment credit	1,208	1	—	—	1,209	83
Interest accruals	1,466	107	—	—	1,573	—
	324,674	83,019	117,087	3,829	528,609	125,071

Note:
(1)
This column shows the amount by which exposure to counterparties are reduced by the existence of a legal right to set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group’s credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

			Bank
	Loans and	Treasury bills, debt
	advances to banks	securities and		Settlement		Netting
	and customers	equity shares	Derivatives	balances	Total	offset	(1)
2005	£m	£m	£m	£m	£m	£m
UK
Central and local government	2,176	19,603	168	407	22,354	344
Manufacturing	6,718	408	1,010	—	8,136	1,391
Construction	3,672	28	98	—	3,798	382
Finance	137,020	40,244	67,695	1,614	246,573	76,965
Service industry and business activities	29,856	2,572	1,899	38	34,365	1,581
Agriculture, forestry and fishing	769	—	1	—	770	46
Property	24,635	302	1,027	—	25,964	583
Individuals
Home mortgages	29,779	—	2	—	29,781	—
Other	7,714	25	—	—	7,739	—
Finance leases and instalment credit	3,097	—	—	—	3,097	—
Interest accruals	1,527	742	—	—	2,269	—
Total UK	246,963	63,924	71,900	2,059	384,846	81,292

US
Central and local government	151	1,049	—	—	1,200	—
Manufacturing	1,016	5	91	—	1,112	6
Construction	107	3	8	—	118	—
Finance	7,642	6,458	20,375	9	34,484	17,736
Service industry and business activities	3,898	359	113	—	4,370	11
Property	406	5	39	—	450	15
Finance leases and instalment credit	247	—	—	—	247	—
Interest accruals	80	35	—	—	115	—
Total US	13,547	7,914	20,626	9	42,096	17,768

Europe
Central and local government	—	68	—	—	68	—
Manufacturing	3,257	—	—	—	3,257	—
Construction	104	—	—	—	104	—
Finance	1,302	2	—	—	1,304	—
Service industry and business activities	4,991	—	—	—	4,991	—
Property	2,490	—	—	—	2,490	—
Individuals
Home mortgages	1	—	—	—	1	—
Other	2	—	—	—	2	—
Finance leases and instalment credit	48	—	—	—	48	—
Interest accruals	6	—	—	—	6	—
Total Europe	12,201	70	—	—	12,271	—

Rest of the World
Central and local government	243	1,708	1,379	—	3,330	—
Manufacturing	102	—	7	—	109	1
Construction	65	—	—	—	65	—
Finance	3,548	462	1,725	—	5,735	896
Service industry and business activities	1,610	24	4	—	1,638	—
Agriculture, forestry and fishing	3	—	—	—	3	—
Property	110	—	—	—	110	1
Individuals
Home mortgages	141	—	—	—	141	—
Other	1	—	—	—	1	—
Interest accruals	42	—	—	—	42	—
Total Rest of the World	5,865	2,194	3,115	—	11,174	898

Notes on the accounts continued

33 Financial instruments (continued)

			Bank
	Loans and	Treasury bills, debt
	advances to banks	securities and		Settlement		Netting
	and customers	equity shares	Derivatives	balances	Total	offset	(1)
2005	£m	£m	£m	£m	£m	£m
Total
Central and local government	2,570	22,428	1,547	407	26,952	344
Manufacturing	11,093	413	1,108	—	12,614	1,398
Construction	3,948	31	106	—	4,085	382
Finance	149,512	47,166	89,795	1,623	288,096	95,597
Service industry and business activities	40,355	2,955	2,016	38	45,364	1,592
Agriculture, forestry and fishing	772	—	1	—	773	46
Property	27,641	307	1,066	—	29,014	599
Individuals
Home mortgages	29,921	—	2	—	29,923	—
Other	7,717	25	—	—	7,742	—
Finance leases and instalment credit	3,392	—	—	—	3,392	—
Interest accruals	1,655	777	—	—	2,432	—
	278,576	74,102	95,641	2,068	450,387	99,958
Note:
(1)
This column shows the amount by which exposure to counterparties are reduced by the existence of a legal right to set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group’s credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

34 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Contingent liabilities:
Guarantees and assets pledged as collateral security	10,725	10,774	6,363	6,233
Other contingent liabilities	9,121	7,873	6,140	4,805
	19,846	18,647	12,503	11,038
Commitments:
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	140,942	129,632	58,427	50,232
– one year and over	101,913	81,110	76,929	61,757
Other commitments	2,402	3,529	836	1,800
	245,257	214,271	136,192	113,789
Note:
In the normal course of business, the Bank guarantees specified third party liabilities of certain subsidiaries; it also gives undertakings that individual subsidiaries will fulfil their obligations to third parties under contractual or other arrangements.

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group’s maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to the Group’s normal credit approval processes and any potential loss is taken into account in assessing provisions for bad and doubtful debts in accordance with the Group’s provisioning policy.

Contingent liabilities
Guarantees - the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities - these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Commitments
Commitments to lend - under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments - these include forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, documentary credits and other short-term related transactions.

Regulatory enquiries and investigations - in the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Litigation
Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements – they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss to it in relation to these matters or the effect that the possible loss might have on the Group’s consolidated net assets or its operating results or cashflows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Trustee and other fiduciary activities
In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements.

Notes on the accounts continued

35 Net cash inflow from operating activities

	Group			Bank
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m
Operating profit before tax	8,354	7,293	6,936	4,039	2,067	5,477
Decrease/(increase) in prepayments and accrued income	55	3,534	2,886	76	2,995	(1,666)
Interest on subordinated liabilities	1,161	978	728	878	704	566
Increase/(decrease) in accruals and deferred income	701	(3,949)	(2,137)	682	(2,142)	1,092
Provisions for impairment losses	1,873	1,709	1,485	692	676	480
Loans and advances written-off net of recoveries	(1,626)	(1,870)	(1,305)	(571)	(755)	(454)
Unwind of discount on impairment losses	(142)	(144)	—	(63)	(57)	—
(Profit)/loss on sale of property, plant and equipment	(215)	(90)	(69)	(1)	9	1
(Profit)/loss on sale of subsidiaries and associates	(41)	78	119	(2)	7	(74)
Profit on sale of securities	(252)	(646)	(167)	(92)	(96)	(45)
Charge for defined benefit pension schemes	578	460	396	8	3	3
Cash contribution to defined benefit pension schemes	(533)	(450)	(1,145)	(1)	(2)	(1)
Other provisions utilised	(40)	(29)	(47)	(11)	(9)	(7)
Depreciation and amortisation	1,415	1,560	1,473	390	403	368
Elimination of foreign exchange differences	4,515	(2,359)	1,873	1,345	499	537
Other non-cash items	(1,447)	(801)	7,663	(492)	(102)	3,769
Net cash inflow from trading activities	14,356	5,274	18,689	6,877	4,200	10,046
Increase in loans and advances to banks and customers	(46,036)	(30,361)	(72,089)	(24,025)	(21,619)	(52,204)
Increase in securities	(16,632)	(28,118)	(17,839)	(13,136)	(22,180)	(17,466)
Decease/(increase) in other assets	404	(3,703)	(4,154)	(1,068)	(745)	(2,568)
Increase in derivative assets	(21,051)	(3,849)	(3,658)	(21,446)	(3,893)	(3,866)
Changes in operating assets	(83,315)	(66,031)	(97,740)	(59,675)	(48,437)	(76,104)
Increase in deposits by banks and customers	63,733	32,979	53,729	76,496	16,244	53,507
(Decease)/increase in debt securities in issue	(3,616)	22,640	19,314	(22,990)	12,785	17,015
Increase in other liabilities	814	2,970	64	532	827	702
Increase in derivative liabilities	21,608	3,356	3,827	21,418	3,929	4,174
Increase in settlement balances and short positions	4,068	10,326	8,796	1,034	11,576	2,395
Changes in operating liabilities	86,607	72,271	85,730	76,490	45,361	77,793
Total income taxes paid	(2,122)	(1,830)	(1,467)	(298)	(437)	(345)
Net cash inflow from operating activities	15,526	9,684	5,212	23,394	687	11,390

36 Analysis of the net investment in business interests and intangible assets

	Group			Bank
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m
Fair value given for businesses acquired	(21)	(44)	(8,107)	(236)	(228)	(6,579)
Additional investments in group undertakings	—	—	—	(449)	(1,312)	—
Cash and cash equivalents acquired	—	—	438	—	—	—
Non-cash consideration	—	25	4	—	—	—
Net outflow of cash in respect of purchases	(21)	(19)	(7,665)	(685)	(1,540)	(6,579)

Cash and cash equivalents in businesses sold	229	10	—	—	(25)	—
Other assets sold	41	208	1,673	—	245	440
Repayment of investments	—	—	—	340	8	—
Non-cash consideration	(3)	(30)	—	—	—	—
Profit/(loss) on disposal	41	(78)	(119)	2	(7)	74
Net inflow of cash in respect of disposals	308	110	1,554	342	221	514
Dividends received from joint ventures	29	16	9	3	3	—
Cash expenditure on intangible assets	(335)	(316)	(164)	(105)	(58)	(88)
Net outflow	(19)	(209)	(6,266)	(445)	(1,374)	(6,153)

37 Interest received and paid

	Group			Bank
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m
Interest received	25,284	21,910	17,076	12,669	10,364	7,314
Interest paid	(15,189)	(12,190)	(8,204)	(9,534)	(7,857)	(5,543)
	10,095	9,720	8,872	3,135	2,507	1,771

38 Analysis of changes in financing during the year

		Group				Bank
	Share capital		Subordinated		Share capital		Subordinated
	& share premium		liabilities		& share premium		liabilities
	2006	2005	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	16,916	18,738	28,422	21,262	16,916	18,738	22,001	16,485
Implementation of IAS 32 on 1 January 2005		(3,850)		5,670		(3,850)		4,721
Issue of equity preference shares	1,092	2,028			1,092	2,028
Net proceeds from issue of
subordinated liabilities			3,027	1,234			2,936	943
Repayment of subordinated liabilities			(1,318)	(1,553)			(672)	(1,513)
Net cash inflow/(outflow) from financing	1,092	2,028	1,709	(319)	1,092	2,028	2,264	(570)
Currency translation and other adjustments	—	—	(2,345)	1,809	—	—	(1,862)	1,365
At 31 December	18,008	16,916	27,786	28,422	18,008	16,916	22,403	22,001

39 Analysis of cash and cash equivalents

	Group			Bank
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m
At 1 January
– cash	25,333	23,534	20,768	9,629	14,754	8,289
– cash equivalents	27,352	19,277	19,506	29,778	23,354	20,346
Net cash inflow	17,462	9,874	2,537	24,179	1,299	9,473
At 31 December	70,147	52,685	42,811	63,586	39,407	38,108

Comprising:
Cash and balances at central banks	5,752	4,460	4,040	3,424	1,928	1,756
Treasury bills and debt securities	1,596	986	2,299	1,595	985	2,299
Loans and advances to banks	62,799	47,239	36,472	58,567	36,494	34,053
Cash and cash equivalents	70,147	52,685	42,811	63,586	39,407	38,108

The Bank and certain subsidiaries are required to maintain balances with the Bank of England which, at 31 December 2006, amounted to £369 million (2005 - £299 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances amounted to US$13 million at 31 December 2006 (2005 - US$156 million).

Notes on the accounts continued

40 Segmental analysis
(a)	Divisions
The directors manage the Group primarily by class of business and present the segmental analysis on that basis. The Group’s activities are organised as follows:

•
Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing a full range of debt financing, risk management and investment services to its customers.

•
UK Corporate Banking provides banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets’ products and services to companies.

•
Retail comprises both the Royal Bank and NatWest retail brands, and a number of direct providers offering a full range of banking products and related financial services to the personal, premium and small business markets across several distribution channels. Retail also includes the Group’s non-branch based retail business, such as Tesco Personal Finance that issues a comprehensive range of credit and charge cards to personal and corporate customers and provides card processing services for retail businesses.

•	Wealth Management provides private banking and investment services to its global clients through Coutts Group, Adam & Company, The Royal Bank of Scotland International and NatWest Offshore.

•
Ulster Bank Group brings together the Ulster Bank and First Active businesses. Retail Markets serves personal customers through both brands and Corporate markets caters for the banking needs of business and corporate customers.

•
Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states. Citizens includes the seven Citizens Banks, Charter One, RBS National Bank, US credit card business, RBS Lynk, merchant acquiring business, and Kroger Personal Finance, the credit card joint venture with the second largest US supermarket group.

•
Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Segments charge market prices for services rendered to other parts of the Group with the exception of Manufacturing and central items. The expenditure incurred by Manufacturing relates to costs principally in respect of the Group’s banking operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions. These shared costs and related assets and liabilities are not allocated to divisions in the day-to-day management of the businesses but for the first time in 2006, with comparatives restated accordingly, they are allocated to customer-facing divisions for financial reporting purposes on a basis the directors consider to be reasonable. Funding charges between segments are determined by Group Treasury, having regard to commercial demands. The results of each division before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries, and where appropriate, allocation of Manufacturing costs (‘Contribution’) and after allocation of Manufacturing costs (‘Operating profit before tax’) are shown below.

						Group
	Revenue			Total Income
								Depreciation			Allocation of	Operating
		Inter			Inter		Operating	and	Impairment		Manufacturing	profit
	External	segment	Total	External	segment	Total	expenses	amortisation	losses	Contribution	costs	before tax
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	10,961	7,627	18,588	8,107	(1,607)	6,500	(2,307)	(255)	(85)	3,853	(143)	3,710
UK Corporate Banking	5,957	18	5,975	5,222	(1,769)	3,453	(737)	(338)	(189)	2,189	(427)	1,762
Retail	10,565	1,533	12,098	7,426	(449)	6,977	(1,807)	(28)	(1,343)	3,799	(1,568)	2,231
Wealth Management	1,028	1,430	2,458	(462)	1,396	934	(425)	(11)	(1)	497	(143)	354
Ulster Bank	2,174	196	2,370	1,109	(121)	988	(294)	(21)	(71)	602	(214)	388
Citizens	5,872	2	5,874	3,399	(82)	3,317	(1,398)	(156)	(181)	1,582	—	1,582
Manufacturing	49	5	54	(85)	(21)	(106)	(2,014)	(518)	—	(2,638)	2,638	—
Central items	315	6,900	7,215	(3,148)	2,653	(495)	(840)	22	(3)	(1,316)	(143)	(1,459)
Eliminations	—	(17,711)	(17,711)	—	—	—	—	—	—	—	—	—
	36,921	—	36,921	21,568	—	21,568	(9,822)	(1,305)	(1,873)	8,568	—	8,568
Amortisation of
intangibles	—	—	—	—	—	—	—	(94)	—	(94)	—	(94)
Integration costs	—	—	—	—	—	—	(104)	(16)	—	(120)	—	(120)
	36,921	—	36,921	21,568	—	21,568	(9,926)	(1,415)	(1,873)	8,354	—	8,354

Note:
(1)	Revenue represents total income included in the income statement grossed-up for interest payable and fees and commissions payable.

						Group
	Revenue			Total Income
								Depreciation			Allocation of	Operating
		Inter			Inter		Operating	and	Impairment		Manufacturing	profit
	External	segment	Total	External	segment	Total	expenses	amortisation	losses	Contribution	costs	before tax
2005	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	8,134	3,501	11,635	5,350	(103)	5,247	(1,766)	(248)	(139)	3,094	(138)	2,956
UK Corporate Banking	6,104	101	6,205	4,696	(1,527)	3,169	(644)	(343)	(196)	1,986	(414)	1,572
Retail	10,106	1,484	11,590	6,844	(156)	6,688	(1,782)	(32)	(1,172)	3,702	(1,517)	2,185
Wealth Management	885	1,114	1,999	(224)	1,038	814	(377)	(14)	(13)	410	(138)	272
Ulster Bank	1,638	150	1,788	926	(68)	858	(246)	(24)	(58)	530	(207)	323
Citizens	4,878	4	4,882	3,353	(89)	3,264	(1,407)	(151)	(131)	1,575	—	1,575
Manufacturing	55	6	61	(90)	(5)	(95)	(1,933)	(523)	—	(2,551)	2,551	—
Central items	248	3,829	4,077	(1,514)	910	(604)	(650)	5	—	(1,249)	(137)	(1,386)
Eliminations	—	(10,189)	(10,189)	—	—	—	—	—	—	—	—	—
	32,048	—	32,048	19,341	—	19,341	(8,805)	(1,330)	(1,709)	7,497	—	7,497
Amortisation of
intangibles	—	—	—	—	—	—	—	(97)	—	(97)	—	(97)
Integration costs	—	—	—	—	—	—	(216)	(133)	—	(349)	—	(349)
Net gain on sale of
strategic investments
and subsidiaries	333	—	333	333	—	333	(91)	—	—	242	—	242
	32,381	—	32,381	19,674	—	19,674	(9,112)	(1,560)	(1,709)	7,293	—	7,293

2004
Global Banking & Markets	6,441	3,226	9,667	4,994	(698)	4,296	(1,469)	(220)	(311)	2,296	(128)	2,168
UK Corporate Banking	5,039	637	5,676	4,153	(1,167)	2,986	(586)	(332)	(270)	1,798	(383)	1,415
Retail	9,422	1,392	10,814	6,457	2	6,459	(1,753)	(32)	(702)	3,972	(1,402)	2,570
Wealth Management	869	910	1,779	16	757	773	(366)	(31)	(18)	358	(128)	230
Ulster Bank	1,281	53	1,334	765	(22)	743	(224)	(27)	(40)	452	(192)	260
Citizens	2,929	15	2,944	2,271	(3)	2,268	(1,003)	(77)	(117)	1,071	—	1,071
Manufacturing	43	15	58	(36)	(30)	(66)	(1,870)	(424)	—	(2,360)	2,360	—
Central items	121	1,408	1,529	(1,408)	1,180	(228)	(277)	10	(27)	(522)	(127)	(649)
Eliminations	—	(7,676)	(7,676)	—	—	—	—	—	—	—	—	—

Continuing operations	26,145	(20)	26,125	17,212	19	17,231	(7,548)	(1,133)	(1,485)	7,065	—	7,065
Discontinued operations	4,028	20	4,048	3,604	(19)	3,585	(3,061)	(13)	—	511	—	511
Loss on disposal of discontinued operations	—	—	—	—	—	—	(96)	—	—	(96)	—	(96)
Amortisation of
intangibles	—	—	—	—	—	—	—	(45)	—	(45)	—	(45)
Integration costs	—	—	—	—	—	—	(217)	(282)	—	(499)	—	(499)
	30,173	—	30,173	20,816	—	20,816	(10,922)	(1,473)	(1,485)	6,936	—	6,936

Note:
(1)	Global Banking & Markets and UK Corporate Banking were established on 1 January 2006. The figures for 2005 and 2004 for Corporate Markets have now been allocated to those segments.
(2)	Revenue represents total income included in the income statement grossed-up for interest payable and fees and commissions payable.

					Group
							Cost to
							acquire fixed
							assets and
	Assets -			Liabilities -			intangible		Cost to
	before			before			assets - before		acquire
	allocation of	Allocation of		allocation of	Allocation of		allocation of	Allocation of	fixed assets
	Manufacturing	Manufacturing		Manufacturing	Manufacturing		Manufacturing	Manufacturing	and intangible
	assets	assets	Assets	liabilities	liabilities	Liabilities	assets	assets	assets
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	499,380	228	499,608	447,416	—	447,416	1,737	14	1,751
UK Corporate Banking	88,692	417	89,109	80,272	—	80,272	1,284	46	1,330
Retail	109,389	3,546	112,935	88,158	1,014	89,172	13	186	199
Wealth Management	11,134	196	11,330	29,438	—	29,438	79	19	98
Ulster Bank	43,397	265	43,662	34,808	—	34,808	166	24	190
Citizens	82,704	—	82,704	69,840	—	69,840	203	—	203
Manufacturing	5,709	(5,709)	—	1,884	(1,884)	—	361	(361)	—
Central items	7,822	1,057	8,879	58,079	870	58,949	484	72	556
Group	848,227	—	848,227	809,895	—	809,895	4,327	—	4,327

2005
Global Banking & Markets	422,071	219	422,290	391,751	—	391,751	1,995	82	2,077
UK Corporate Banking	76,799	406	77,205	68,037	—	68,037	1,315	119	1,434
Retail	104,942	3,538	108,480	80,875	967	81,842	24	545	569
Wealth Management	10,120	191	10,311	26,387	—	26,387	42	59	101
Ulster Bank	36,066	256	36,322	30,204	—	30,204	77	84	161
Citizens	92,374	—	92,374	77,493	—	77,493	301	—	301
Manufacturing	5,638	(5,638)	—	1,811	(1,811)	—	1,025	(1,025)	—
Central items	9,312	1,028	10,340	46,150	844	46,994	—	136	136
Group	757,322	—	757,322	722,708	—	722,708	4,779	—	4,779

Note:
(1)	Global Banking & Markets and UK Corporate Banking were established on 1 January 2006. The figures for 2005 for Corporate Markets have now been allocated to those segments.

Notes on the accounts continued

40 Segmental analysis (continued)
Segmental analysis of goodwill is as follows:

	Group
	Global	UK
	Banking &	Corporate		Wealth	Ulster		Central
	Markets	Banking	Retail	Management	Bank	Citizens	items	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2005	36	150	257	153	425	6,635	9,399	17,055
Currency translation and other adjustments	(5)	-	(3)	(4)	(11)	809	(2)	784
Arising on acquisitions during the year	-	1	9	-	-	-	25	35
Disposals	-	(96)	-	(12)	-	-	-	(108)
At 31 December 2005	31	55	263	137	414	7,444	9,422	17,766
Currency translation and other adjustments	4	-	(8)	(7)	(9)	(904)	2	(922)
Disposals	-	-	-	(3)	-	(7)	-	(10)
At 31 December 2006	35	55	255	127	405	6,533	9,424	16,834

(b) Geographical segments
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

	Group
				Rest of
	UK	USA	Europe	the World	Total
2006	£m	£m	£m	£m	£m
Total revenue	22,644	9,001	4,249	1,027	36,921

Net interest income	7,418	2,212	697	65	10,392
Fees and commissions (net)	3,883	1,245	412	94	5,634
Income from trading activities	1,453	939	108	43	2,543
Other operating income	2,186	295	506	12	2,999
Total income	14,940	4,691	1,723	214	21,568

Operating profit before tax	5,299	2,267	762	26	8,354

Total assets	573,576	201,134	59,784	13,733	848,227

Total liabilities	553,309	187,145	55,797	13,644	809,895

Net assets attributable to equity shareholders and minority interests	20,267	13,989	3,987	89	38,332

Contingent liabilities and commitments	186,827	57,873	13,244	7,159	265,103

Cost to acquire property, plant and equipment and intangible assets	2,708	254	1,346	19	4,327

2005
Total revenue	20,968	7,419	3,219	775	32,381

Net interest income	6,741	2,225	707	38	9,711
Fees and commissions (net)	3,852	1,100	263	80	5,295
Income from trading activities	1,283	959	56	65	2,363
Other operating income	1,670	211	420	4	2,305
Total income	13,546	4,495	1,446	187	19,674

Operating profit before tax	4,654	2,032	584	23	7,293

Total assets	474,297	205,587	61,310	16,128	757,322

Total liabilities	457,750	191,264	57,724	15,970	722,708

Net assets attributable to equity shareholders and minority interests	16,547	14,323	3,586	158	34,614

Contingent liabilities and commitments	169,648	51,392	10,714	1,164	232,918

Cost to acquire property, plant and equipment and intangible assets	2,824	337	1,601	17	4,779

				Group
				Rest of	Continuing	Discontinued
	UK	USA	Europe	the World	operations	operations	Total
2004	£m	£m	£m	£m	£m	£m	£m
Total revenue	18,933	4,426	2,369	397	26,125	4,048	30,173

Net interest income	6,327	1,682	740	41	8,790	263	9,053
Fees and commissions (net)	3,889	719	302	74	4,984	(52)	4,932
Income from trading activities	1,114	821	18	36	1,989	—	1,989
Other operating income	1,301	108	55	4	1,468	17	1,485
General insurance premium income (net of reinsurance)	—	—	—	—	—	3,357	3,357
Total income	12,631	3,330	1,115	155	17,231	3,585	20,816

Operating profit before tax	4,366	1,434	594	127	6,521	415	6,936

Total assets	366,022	145,676	45,286	13,906	570,890	—	570,890

Total liabilities	344,955	134,433	42,653	13,850	535,891	—	535,891

Net assets attributable to equity
shareholders and minority interests	21,067	11,243	2,633	56	34,999	—	34,999

Contingent liabilities and commitments	151,489	37,972	6,791	618	196,870	—	196,870

Cost to acquire property, plant and
equipment and intangible assets	3,224	6,178	1,605	2	11,009	—	11,009

41 Directors’ and key management remuneration
The directors of the Bank are also directors of the holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the RBS Group.

Compensation of key management
The aggregate remuneration of directors and other members of key management during the year was as follows:

	RBS Group
	2006	2005
	£000	£000
Short-term benefits	41,003	26,180
Post-employment benefits	11,264	9,383
Other long-term benefits	3,309	4,215
Share-based payments	2,787	1,568
	58,363	41,346

42 Transactions with directors, officers and others
(a)
At 31 December 2006, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £284,031 in respect of loans to eight persons who were directors of the company (or persons connected with them) at any time during the financial period and £24,795,771 to 80 people who were officers of the Bank at any time during the financial period.

(b)
For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the company and members of RBS Group’s Group Executive Management Committee. The captions in the Group’s primary financial statements include the following amounts attributable, in aggregate, to key management:

	2006	2005
	£000	£000
Loans and advances to customers	2,188	3,090
Customer accounts	18,575	12,604

Key management have banking relationships with Group entities which are entered into in the normal course of business.

Key management had no reportable transactions or balances with the company except for dividends.

43 Related parties
(a)
Group companies and the Bank provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm’s-length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)	The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.
(c)	In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.
(d)
The captions in the primary financial statements of the Bank include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements. The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.

	2006	2005
	£m	£m
Income
Interest receivable	79	98
Interest payable	509	604
Fees and commissions receivable	151	155
Fees and commissions payable	5	2

Expenses
Premises and equipment	7	7

Notes on the accounts continued

44 Transition to IFRS
Implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005

	UK GAAP	IFRS

(a)	Financial instruments: financial assets

Loans are measured at cost less provisions for bad and doubtful debts, derivatives held-for-trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see Derivatives and hedging below).

Debt securities and equity shares intended for use on a continuing basis in the Group's activities are classified as investment securities and are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts. Other debt securities and equity shares are carried at fair value.

Under IAS 39, financial assets are classified into held-to-maturity; available-for-sale; held-for-trading; designated as at fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders' equity. Changes in the fair value of financial assets held-for-trading or designated as at fair value are taken to profit or loss. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allows any financial asset to be designated as at fair value through profit or loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held-for-trading or designated as fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.

(b)	Financial instruments: financial liabilities
	Under UK GAAP, short positions in securities and trading derivatives are carried at fair value; all other financial liabilities are recorded at amortised cost.	IAS 39 requires all financial liabilities to be measured at amortised cost except those held-for-trading and those that were designated as at fair value through profit or loss on initial recognition.

(c)	Liabilities and equity
Under UK GAAP, all shares are classified as shareholders' funds. An analysis of shareholders' funds between equity and non-equity interests is given.
There is no concept of non-equity shares in IFRS. Instruments are classified between equity and liabilities in accordance with the substance of the contractual arrangements. A non-derivative instrument is classified as equity if it does not include a contractual obligation either to deliver cash or to exchange financial instruments with another entity under potentially unfavourable conditions, and, if the instrument will or may be settled by the issue of equity, settlement does not involve the issue of a variable number of shares. On implementation of IAS 32, non-equity shares with a balance sheet value of £3,958 million and £580 million of non-equity minority interests were reclassified as liabilities.

	UK GAAP	IFRS

(d)	Effective interest rate and lending fees
Under UK GAAP, loan origination fees are recognised when received unless they are charged in lieu of interest.
IAS 39 requires the amortised cost of a financial instrument to be calculated using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over an instrument's expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts.

On implementation of IAS 39, the carrying value of financial assets was reduced by £705 million and financial liabilities increased by £225 million, deferred tax was reduced by £283 million and shareholder's equity reduced by £647 million.

(e)	Derivatives and hedging

Under UK GAAP non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is re-measured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is remeasured at fair value and any gain or loss taken to the income statement.

Under IAS 39, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge - the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge - the hedge of variability in cash flows from a recognised asset or liability or a forecasted transaction; and the hedge of a net investment in a foreign entity. In a fair value hedge the gain or loss on the derivative is recognised in profit or loss as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged. In a cash flow hedge and in the hedge of a net investment in a foreign entity, the element of the derivative's gain or loss that is an effective hedge is recognised directly in equity. The ineffective element is taken to the income statement. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness. On implementation of IAS 39, non-trading derivatives were remeasured at fair value.

Embedded derivatives are not bifurcated from the host contract.
A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract, unless the entire contract is carried at fair value through profit or loss.

(f)	Loan impairment
Under UK GAAP provisions for bad and doubtful debts are made so as to record impaired loans at their ultimate net realisable value. Specific provisions are established against individual advances or portfolios of smaller balance homogeneous advances and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. Interest receivable from loans and advances is credited to the income statement as it accrues unless there is significant doubt that it can be collected.
IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. There is no concept of specific and general provision - under IFRS impairment is assessed individually for individually significant assets but can be assessed collectively for other assets. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Notes on the accounts continued

44 Transition to IFRS (continued)

Implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005 (continued)

	UK GAAP	IFRS

(g)	Offset
Under UK GAAP an intention to settle net is not a requirement for set off; the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.
For a financial asset and a financial liability to be offset, IFRS require that an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously.

On implementation of IAS 32, the balance sheet value of financial assets and financial liabilities increased by £106 billion.

(h)	Linked presentation
	FRS 5 'Reporting the Substance of Transactions' allows qualifying transactions to be presented using the linked presentation.	There is no linked presentation under IFRS. If substantially all the risks and rewards have been retained, the gross assets and related funding are presented separately.

(i)	Extinguishment of liabilities
	Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is removed from the balance sheet when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

Analysis of IAS 32, IAS 39 and IFRS 4 adjustments
Balance sheet at 1 January 2005 - Group

	IFRS						Provisioning							IFRS
	31 December		Other	Debt/	Classification/	Embedded	and	Hedging/		Revenue	Fair value		Total	1 January
	2004	Offset	IAS 39	equity	measurement	derivatives	impairment	measurement	Derecognition	recognition	option	Other	adjustments	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at
central banks	4,293	—	—	—	—	—	—	—	—	—	—	—	—	4,293
Treasury bills and
other eligible bills	6,110	—	—	—	(1)	—	—	—	—	—	—	—	(1)	6,109
Loans and advances
to banks	57,369	4,425	165	—	—	—	1	4	—	—	—	—	4,595	61,964
Loans and advances
to customers	348,143	29,104	1,533	—	(31)	—	(82)	288	4,022	(615)	—	—	34,219	382,362
Debt securities	88,938	—	747	—	(230)	—	—	—	(580)	—	—	—	(63)	88,875
Equity shares	2,418	—	—	—	519	—	—	—	—	—	—	—	519	2,937
Intangible assets	18,216	—	—	—	—	—	—	—	—	—	—	—	—	18,216
Property, plant and
equipment	13,213	—	—	—	—	—	—	—	—	(3)	—	—	(3)	13,210
Settlement balances	5,682	—	—	—	—	—	—	—	—	—	—	—	—	5,682
Derivatives at fair value	17,904	72,487	—	—	(18)	114	—	1,356	—	—	(20)	—	73,919	91,823
Prepayments,
accrued income
and other assets	8,604	—	(2,445)	—	(1)	3	(1)	(382)	716	(87)	—	—	(2,197)	6,407
Total assets	570,890	106,016	—	—	238	117	(82)	1,266	4,158	(705)	(20)	—	110,988	681,878

Liabilities
Deposits by banks	99,325	4,425	206	—	—	—	—	10	1,501	—	—	1	6,143	105,468
Customer accounts	284,344	29,104	937	—	(2)	(39)	—	(18)	177	—	—	1	30,160	314,504
Debt securities in issue	61,340	—	337	—	(25)	—	—	(1,058)	2,131	—	858	(1)	2,242	63,582
Settlement balances
and short positions	32,990	—	349	—	—	—	—	—	—	—	—	—	349	33,339
Derivatives at fair value	19,111	72,487	—	—	17	119	—	2,290	—	—	(876)	1	74,038	93,149
Accruals, deferred
income and other
liabilities	13,068	—	(2,296)	(73)	15	37	1	(643)	519	225	(4)	3	(2,216)	10,852
Retirement benefit
liabilities	2,922	—	—	—	—	—	—	—	—	—	—	—	—	2,922
Deferred taxation
liabilities	1,529	—	—	—	71	—	(24)	18	(51)	(283)	—	(2)	(271)	1,258
Subordinated liabilities	21,262	—	467	4,562	—	—	—	640	—	—	2	(1)	5,670	26,932
Minority interests	679	—	—	(533)	—	—	—	—	—	—	—	—	(533)	146
Shareholders’ equity	34,320	—	—	(3,956)	162	—	(59)	27	(119)	(647)	—	(2)	(4,594)	29,726
Total liabilities and
equity	570,890	106,016	—	—	238	117	(82)	1,266	4,158	(705)	(20)	—	110,988	681,878

Notes on the accounts continued

44 Transition to IFRS (continued)
Analysis of IAS 32, IAS 39 and IFRS 4 adjustments (continued)

Balance sheet at 1 January 2005 - Bank

	IFRS						Provisioning				Fair			IFRS
	31 December		Other	Debt/	Classification/	Embedded	and	Hedging/		Revenue	value		Total	1 January
	2004	Offset	IAS 39	equity	measurement	derivatives	impairment	measurement	Derecognition	recognition	option	Other	adjustments	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at
central banks	1,899	—	—	—	—	—	—	—	—	—	—	—	—	1,899
Treasury bills and
other eligible bills	5,938	—	—	—	(1)	—	—	—	—	—	—	—	(1)	5,937
Loans and advances
to banks	58,067	12,543	162	—	—	—	—	(25)	—	—	—	—	12,680	70,747
Loans and advances
to customers	166,009	15,520	681	797	(30)	—	(15)	75	—	(335)	—	—	16,693	182,702
Debt securities	49,435		540	—	(57)	—	—	—	—	—	—	—	483	49,918
Equity shares	699	—	—	—	26	—	—	—	—	—	—	—	26	725
Investment in Group
undertakings	20,388	—	—	(431)	—	—	—	—	—	—	—	—	(431)	19,957
Intangible assets	279	—	—	—	—	—	—	—	—	—	—	—	—	279
Property, plant and
equipment	1,523	—	—	—	—	—	—	—	—	—	—	—	—	1,523
Settlement balances	2,140	—	—	—	—	—	—	—	—	—	—	—	—	2,140
Derivatives at fair value	17,051	73,767	—	—	(21)	10	—	963	—	—	(22)	—	74,697	91,748
Prepayments,
accrued income
and other assets	6,111	—	(1,383)	—	—	(1)	—	(558)	—	(37)	2	235	(1,742)	4,369
Total assets	329,539	101,830	—	366	(83)	9	(15)	455	—	(372)	(20)	235	102,405	431,944

Liabilities
Deposits by banks	108,056	12,543	198	—	—	—	—	—	—	—	—	—	12,741	120,797
Customer accounts	92,963	15,520	468	—	—	(1)	—	1	50	—	—	—	16,038	109,001
Debt securities in issue	51,910	—	334	—	(25)	—	—	(1,058)	—	—	858	—	109	52,019
Settlement balances
and short positions	10,722	—	186	—	—	—	—	—	—	—	—	—	186	10,908
Derivatives at fair value	18,367	73,767	—	—	15	15	—	1,622	—	—	(876)	—	74,543	92,910
Accruals, deferred
income and other
liabilities	6,967	—	(1,548)	(18)	123	1	4	(361)	—	138	(2)	(7)	(1,670)	5,297
Retirement benefit
liabilities	18	—	—	—	—	—	—	—	—	—	—	—	—	18
Deferred taxation
liabilities	53	—	—	—	(21)	(2)	(60)	(41)	(15)	(153)	—	239	(53)	—
Subordinated liabilities	16,485	—	362	3,977	(18)	—	—	398	—	—	—	2	4,721	21,206
Shareholders’ equity	23,998	—	—	(3,593)	(157)	(4)	41	(106)	(35)	(357)	—	1	(4,210)	19,788
Total liabilities and equity	329,539	101,830	—	366	(83)	9	(15)	455	—	(372)	(20)	235	102,405	431,944

Reconciliation of shareholders’ funds

	Group	Bank
	£m	£m
Shareholders' funds under IFRS at 31 December 2004	34,320	23,998
Standards applicable from 1 January 2005:
Non-equity shares reclassified to debt	(3,958)	(3,958)
Revenue recognition	(930)	(510)
Derecognition	(170)	(50)
Securities	245	(175)
Other	(37)	194
Tax effect on adjustments	256	289
Shareholders' funds under IFRS at 1 January 2005	29,726	19,788
Equity - minority interests	146	—
Equity under IFRS at 1 January 2005	29,872	19,788

	Group		Bank
	Fair value on	Carrying value	Fair value on	Carrying value
	implementation of IAS 39	under UK GAAP	implementation of IAS 39	under UK GAAP
As at 1 January 2005	£m	£m	£m	£m
Financial assets
- designated as at fair value through profit or loss	2,579	2,728	947	1,042
- available-for-sale	36,732	36,265	17,914	17,571

Financial liabilities
- designated as at fair value through profit or loss	9,976	10,071	8,634	8,804

Notes on the accounts continued

45  Significant differences between IFRS and US GAAP

The consolidated accounts of the Group have been prepared in accordance with IFRS issued and extant at 31 December 2006 which differ in certain significant respects from US GAAP. The significant differences which affect the Group are summarised below in three separate sections:

Section (1) covers ongoing significant differences between IFRS and US GAAP.

Section (2) summarises those adjustments that, although the applicable IFRS and US GAAP standards are substantially the same, arise because their effective dates for the Group differ.

Section (3) sets out significant differences between US GAAP and IFRS for 2004.

(1)	Ongoing GAAP differences

	IFRS	US GAAP

(a)	Acquisition accounting
	All integration costs relating to acquisitions are expensed as post-acquisition expenses.	Certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.

(b)	Property revaluation and depreciation

Prior to the implementation of IFRS the Group revalued annually freehold and leasehold properties occupied for its own use. On transition to IFRS, as permitted by IFRS 1 valuation of these properties at 31 December 2003 was deemed to be their cost.
Under US GAAP, revaluations of property are not permitted.Depreciation is charged, and gains or losses on disposal arebased on the depreciated cost for own-use and investmentproperties.

Investment properties are carried at fair value; changes in fair value are included in profit or loss.

(c)	Leasehold property provisions
	Provisions are recognised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.

(d)	Loan origination
	Only costs that are incremental and directly attributable to the origination of a loan are deferred over the period of the related loan or facility.	Certain direct (but not necessarily incremental) costs are deferred and recognised over the period of the related loan or facility.

(e)	Pension costs

Pension scheme assets are measured at their fair value. Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of scheme assets compared with liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.

For US GAAP reporting purposes, The Royal Bank of Scotland Group plc is the sponsor of the main scheme.  However, as substantially all of participants in this scheme are employees or former employees of the Group, the plan has been accounted for by the Group as a single employer defined benefit plan in its US GAAP information.

US GAAP requires similar measurement of pension assets and liabilities as IFRS. Any surplus or deficit is recognised on the balance sheet of the sponsor (and the Group, as discussed above) with effect from 31 December 2006 and changes in the funded status are recognised through comprehensive income. In the income statement of the sponsor (and the Group, as discussed above), a certain portion of actuarial gains and losses are deferred over the average remaining lives of active employees expected to receive benefits. Prior to 31 December 2006, an additional minimum liability was recognised in comprehensive income as the accumulated benefit obligation (the current value of accrued benefits without the allowance for future salary increases) exceeded the fair value of plan assets and a prepayment was recorded.

(f)	Pension costs – acquisition accounting
	On the acquisition of NatWest, the fair value of the pension scheme surplus was restricted to the amount expected to be realised through reduced contributions or refunds.	Under US GAAP, the full surplus was recognised as a fair value adjustment in 2000. As a result goodwill recognised under US GAAP on the acquisition of NatWest was lower than under IFRS.

	IFRS	US GAAP

(g)	Sale and leaseback transactions
	If a sale and leaseback transaction results in an operating lease and it is clear that the transaction is established at fair value, the seller recognises any profit immediately.	If a sale and leaseback transaction results in an operating lease, the seller recognises any profit on the sale in proportion to the related gross rental charged to expense over the lease term unless:

(a) the seller relinquishes the right to substantially all the remaining use of the property sold in which case the sale and leaseback is accounted for as separate transactions; or

(b)
the seller retains more than a minor part but less than substantially all of the use of the property through the leaseback in which case the profit on sale in excess of the present value of minimum lease payments is recognised at the date of sale.

(h)	Financial instruments
Financial assets at fair value through profit or loss
Under IFRS, financial assets held for trading are measured at fair value. A financial asset may be designated as at fair value through profit or loss on initial recognition.
Trading securities and derivatives are carried at fair value. Designation on initial recognition is not allowed. Securities held by the Group’s private equity business are considered to be held by investment companies and carried at fair value with changes in fair value being reflected in net income.

Debt securities classified as loans and receivables
Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as held-to-maturity, held-for-trading, available-for-sale or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method less any impairment losses. The Group has classified some debt securities as loans and receivables.

Under US GAAP, these debt securities are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other than temporary in which case the loss is included in net income.

Available-for-sale financial assets
Under IAS 39 financial assets classified as available-for-sale may take any legal form.
Under US GAAP, debt and equity securities having a readily determinable fair value are classified as available-for-sale. Such securities are measured at fair value with unrealised gains and losses reported in a separate component of equity.

	Equity shares, the sale of which is restricted by contractual requirements (restricted stock) are carried at fair value.	Restricted stock are recorded at cost.

Loans classified as held-for-trading
Under IAS 39, loans classified as held-for-trading are carried at fair value.
Collateralised loans arising from reverse repurchase and stock borrowing agreements and cash collateral given are measured at cost. Other held-for-trading loans are measured at the lower of cost and fair value except those held by the Group’s broker-dealer and its affiliates which are recorded at fair value.

Notes on the accounts continued

45  Significant differences between IFRS and US GAAP (continued)

	IFRS	US GAAP

Foreign exchange gains and losses on monetary available-for- sale financial assets

For the purposes of recognising foreign exchange gains and losses, a monetary available-for-sale debt security is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortised cost are recognised in profit or loss.
Exchange differences are included with other unrealised gains and losses on available-for-sale securities and reported in a separate component of equity.

Financial liabilities

All financial liabilities held-for-trading are classified as such and carried at fair value with changes in fair value recognised in net income. A financial liability may be designated as at fair value through profit or loss.
Only financial liabilities that are derivatives and short positions are carried at fair value with changes in fair value recognised in net income.

(i)	Derivatives and hedging

Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.

US GAAP principles are similar to IFRS. There are however differences in their detailed application. The Group has not recognised any hedge relationships for US GAAP purposes except hedges of net investments in overseas operations. All derivatives are measured at fair value with changes in fair value recognised in net income.

(j)	Liabilities and equity
	Certain preference shares issued by the company where distributions are not discretionary are classified as debt.	Under US GAAP, preference shares issued by the company are classified as equity, as they are perpetual and redeemable only at the option of the company.

(k)	Consolidation

All entities controlled by the Group are consolidated including those special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the Group.

US GAAP requires consolidation by the primary beneficiary of a variable interest entity (VIE). An enterprise is the primary beneficiary of a VIE if it will absorb the majority of the VIE’s expected losses, receive a majority of expected residual returns, or both.

This GAAP difference has no effect on net income or shareholders’ equity.

(l)	Offset arrangements

A financial asset and a financial liability are offset and the net amount reported in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Arrangements such as master netting agreements do not generally provide a basis for offsetting.

Under US GAAP, debit and credit balances with the same counterparty may be offset only where there is a legally enforceable right of set-off and the intention to settle on a net basis. However, fair value amounts for forward, interest rate swap, currency swap, option, and other conditional or exchange contracts executed with the same counterparty under a master netting agreement may be offset as may repurchase and reverse repurchase agreements that are executed under a master netting agreement with the same counterparty and have the same settlement date.

This GAAP difference has no effect on net income or shareholders’ equity.

(2)	Implementation timing differences

This section sets out those adjustments that, although the applicable IFRS and US GAAP standards are substantially the same, arise because their effective dates for the Group differ.

	IFRS	US GAAP

Intangible assets Purchased goodwill

Purchased goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually (at 30 September) for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.

US GAAP requires the same treatment of purchased goodwill. This was adopted by the Group from 1 July 2001. Prior to this goodwill was recognised as an asset and amortised over periods of up to 25 years. No amortisation was written back on this change of policy.

Goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group's opening IFRS balance sheet was its carrying value under UK GAAP as at 31 December 2003.

There was no restatement of previous acquisitions in 1998. In 2004 no amortisation was written back.

Other intangibles

Until 2004 intangible assets acquired in a business combination were recognised separately from goodwill only if they were separable and reliably measurable. From 1 January 2004 intangible assets are recognised if they are separable or arise from contractual or other legal rights. All intangible assets are amortised over their useful economic lives.

For US GAAP purposes the Group recognised intangible assets separately from goodwill from 1 July 2001. This has resulted in the recognition of additional intangible assets and consequently a higher amortisation charge under US GAAP.

(3)	For 2004

As permitted by IFRS 1, in the preparation of the Group’s 2004 consolidated income statements and balance sheets, all IFRS have been applied except those relating to financial instruments and insurance contracts where UK GAAP principles then current have been applied.

	IFRS or relevant UK GAAP	US GAAP

(a)	Acquisition accounting
	All integration costs relating to acquisitions are expensed as post-acquisition expenses.	Certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.

Notes on the accounts continued

45 Significant differences between IFRS and US GAAP (continued)

	IFRS or relevant UK GAAP	US GAAP

(b)	Property revaluation and depreciation

Prior to the implementation of IFRS the Group revalued annually freehold and leasehold properties occupied for its own use. On transition to IFRS, as permitted by IFRS 1 valuation of these properties at 31 December 2003 was deemed to be their cost.
Under US GAAP, revaluations of property are not permitted.Own-use and investment properties are depreciated and gainsand losses on disposal based on depreciated cost.

Investment properties are carried at fair value; changes in fair value are included in profit or loss.

(c)	Leasehold property provisions
	Provisions are raised on leasehold properties when there is acommitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.

(d)	Loan origination
	Certain loan origination fees, together with related costs, are recognised in the income statement as received or incurred.	Loan origination fees and certain direct costs are deferred and recognised over the period of the related loan or facility.

(e)	Pension costs

Pension scheme assets are measured at their fair value.  Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of scheme assets compared with liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.

For US GAAP reporting purposes, The Royal Bank of Scotland Group plc is the sponsor of the main scheme.  However, as substantially all of participants in this scheme are employees or former employees of the Group, the plan has been accounted for by the Group as a single employer defined benefit plan in its US GAAP information.

US GAAP requires similar valuations but allows a certain portion of actuarial gains and losses to be deferred and allocated in equal amounts over the average remaining service lives of current employees. An additional minimum liability must be recognised if the accumulated benefit obligation (the current value of accrued benefits without allowance for future salary increases) exceeds the fair value of plan assets and the Group has recorded a prepaid pension cost or has an accrued liability that is less than the unfunded accumulated benefit obligation. Movements in the additional minimum liability are recognised in a separate component of equity.

(f)	Extinguishment of liabilities
	Recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is derecognised only when the creditor is paid or the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

	IFRS or relevant UK GAAP	US GAAP

(g)	Financial instruments

The Group’s debt and equity securities are classified as being held as investment securities or for trading purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated debt securities are amortised to interest income over the period to maturity. Securities held for trading purposes are carried at fair value with changes in fair value recognised in profit or loss.

Investment securities held by the Group’s private equity business are considered to be held by investment companies and carried at fair value, with changes in fair value being reflected in net income. The Group’s other investment debt securities and marketable investment equity shares are classified as available-for-sale securities and measured at fair value with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other-than-temporary in which case the loss is included in net income.

(h)	Derivatives and hedging

Non-trading derivatives are entered into by the Group to hedge exposures arising from transactions entered into in the normal course of banking activities. They are recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged. To be classified as non-trading, a derivative must match or eliminate the risk inherent in the hedged item from potential movements in interest rates, exchange rates and market values. In addition, there must be a demonstrable link to an underlying transaction, pool of transactions or specified future transaction or transactions. Specified future transactions must be reasonably certain to arise for the derivative to be accounted for as a hedge. In the event that a non-trading derivative transaction is terminated or ceases to be an effective hedge, the derivative is remeasured at fair value and any resulting profit or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised, or a specified future transaction is no longer likely to occur, the related non-trading derivative is remeasured at fair value and the resulting profit or loss taken to the income statement.

The Group has not made changes in its use of non-trading derivatives to meet the hedge criteria in SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’. For US GAAP purposes, its portfolio of non-trading derivatives is remeasured to fair value and changes in fair value reflected in net income.

Monetary assets denominated in a foreign currency are retranslated at closing rates with exchange differences taken to profit or loss. Equity shares financed by foreign currency borrowings are retranslated at closing rates with exchange differences taken to reserves along with differences on the related borrowings.
A non-derivative financial instrument cannot be designated as the hedging instrument in a fair value hedge of the foreign exchange exposure of available-for-sale securities.

	Embedded derivatives are not bifurcated from the host contract.	Derivatives embedded in other financial instruments are accounted for on a stand-alone basis if they have economic characteristics and risks that differ from those of the host instrument.

Notes on the accounts continued

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders’ equity which would result from the application of US GAAP instead of IFRS. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

	2006	2005	2004
Consolidated statement of income	£m	£m	£m
Profit attributable to ordinary shareholders – IFRS	5,624	4,845	4,660
Adjustments in respect of:
Acquisition accounting	—	—	66
Property revaluation and depreciation	(472)	(90)	(68)
Leasehold property provisions	46	(26)	(19)
Loan origination	(91)	55	(85)
Pension costs	(387)	(363)	(283)
Sale and leaseback transactions	(82)	—	—
Financial instruments	196	(556)	(624)
Derivatives and hedging	(456)	(123)	9
Extinguishment of liabilities	—	—	(94)
Liabilities and equity	36	248	—
Implementation timing difference – intangibles	(45)	(49)	(110)
Refinements to estimates arising from the implementation of IFRS	—	(133)	—
Businesses transferred to holding company	—	—	(79)
Other	(31)	(18)	(40)
Taxation	403	405	255
Net income available for ordinary shareholders – US GAAP	4,741	4,195	3,588

Income statement presentation under US GAAP does not differ significantly from IFRS except that under US GAAP impairment losses are included in total income.

	2006	2005
Consolidated shareholders’ equity	£m	£m
Shareholders’ equity – IFRS	37,936	34,510
Adjustments in respect of:
Acquisition accounting	490	513
Property revaluation and depreciation	(861)	(389)
Leasehold property provisions	84	38
Loan origination	520	614
Pension costs	(168)	2,367
Pension costs – acquisition accounting	(1,555)	(1,555)
Sale and leaseback transactions	(82)	—
Financial instruments	(372)	(259)
Derivatives and hedging	55	260
Liabilities and equity	1,528	2,521
Implementation timing difference – intangibles	1,809	1,958
Other	(34)	—
Taxation	135	(941)
Shareholders’ equity – US GAAP	39,485	39,637

Total assets under US GAAP of £752.3 billion (2005 – £682.1 billion) compared with total assets under IFRS of £848.2 billion (2005 – £757.3 billion) primarily reflect the effect of certain arrangements that can be netted under US GAAP, together with the effects of adjustments made to shareholders’ equity.

Notes on the accounts continued

46 Ultimate holding company
The Group’s ultimate holding company and ultimate controlling party is The Royal Bank of Scotland Group plc which is incorporated in Great Britain and registered in Scotland. As at 31 December 2006, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated. Copies of the consolidated accounts may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

47 Post balance sheet events
On 26 June 2007, the UK Government substantively enacted a reduction in Corporation Tax rates from 30% to 28% with effect from 1 April 2008. There have been no other events between the year end and the date of approval of these accounts which could require a change to or disclosure in the accounts.

On 27 July 2007, following discussions between the Office of Fair Trading ('OFT'), the Financial Ombudsman Service, the Financial Services Authority and all the major UK banks (including the Group) in the first half of 2007, the OFT issued proceedings in a test case against the banks including the Group to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. The Group maintains that its charges are fair and enforceable and intends to defend its position vigorously. The Group cannot predict with any certainty the outcome of the test case and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorised.

Date: 8 August 2007	The Royal Bank of Scotland Group plc Registrant

/s/ Guy Robert Whittaker

Guy Robert Whittaker
Group Finance Director